As filed with the Securities and Exchange Commission on May 27, 2005
Registration No. 333-123574

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Diamond Foods, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	2090	20-2556965
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Diamond Foods, Inc.
1050 South Diamond Street
Stockton, CA 95205-7087
(209) 467-6000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Michael J. Mendes
President and Chief Executive Officer
1050 South Diamond Street
Stockton, CA 95205-7087
(209) 467-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Gordon K. Davidson, Esq.
Horace L. Nash, Esq.
William L. Hughes, Esq.
Kathleen Kehoe Greeson, Esq.
FENWICK & WEST LLP
275 Battery Street, 16th Floor
San Francisco, California 94111
(415) 875-2300

     Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the conversion described in this Registration Statement becomes effective.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. ☐
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

The information in this disclosure statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This disclosure statement/ prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Disclosure Statement/ Prospectus dated May 27, 2005
Dear Member:
          You are cordially invited to attend a special meeting of the members of Diamond Walnut Growers, Inc., which we call Diamond Growers in this document, to be held on                    , 2005, beginning at 10:00 a.m. at our principal offices located at 1050 South Diamond Street, Stockton, California. At this meeting, members will be asked to approve a conversion agreement, pursuant to which Diamond Growers will convert from a member-owned California agricultural cooperative association into a stockholder-owned Delaware corporation by merging with and into its wholly-owned subsidiary, Diamond Foods, Inc., which we call Diamond Foods in this document. If approved at the special meeting, the conversion will occur only if we complete an underwritten initial public offering of Diamond Foods common stock. The Diamond Growers board of directors currently proposes to conduct an initial public offering of 5,333,333 shares of Diamond Foods common stock at a price of between $14.00 and $16.00 per share. The number of shares sold or the price at which shares are sold in the initial public offering could be different, but in any event will be no less than 4,000,000 shares and $5.00 per share, unless we resolicit your vote. You should consider this minimum offering, among other factors, when making your decisions about the conversion.
          Prior to the special meeting, Diamond Growers will hold regional informational meetings to allow members to learn more about the conversion and have their questions answered. The regional informational meetings will be held as follows:

•	Region I informational meeting to be held at on , 2005 at 2:00 p.m.;

•	Region II informational meeting to be held at on , 2005 at 2:00 p.m.; and

•	Region III informational meeting to be held at on , 2005 at 2:00 p.m.

          The conversion requires the approval of Diamond Growers members holding a majority of the Diamond Growers voting interests. We urge you to fill out your proxy card and submit it at one of the regional informational meetings or by mail prior to the special meeting. You may vote at any time prior to the special meeting by mailing or handing in your proxy card, or you may vote in person at the special meeting. We have provided a stamped envelope addressed to the independent inspector of elections for your convenience.
          After the conversion and proposed initial public offering, Diamond Foods will carry on the business of Diamond Growers and own the assets currently owned by Diamond Growers. As part of the conversion and proposed initial public offering, you may receive shares of Diamond Foods common stock and/or cash in exchange for your Diamond Growers property interest. Cash will be available to you only if we sell more than 4,000,000 shares in our proposed initial public offering and cash remains available for distribution to members after paying amounts to members who exercise statutory dissenters’ rights in the conversion. You should refer to the section of this document entitled “The Plan of Conversion” for a description of how the conversion and the optional cash election will work.
          The Diamond Growers board of directors has unanimously approved and adopted the conversion agreement and determined that the conversion is fair to, advisable and in the best interests of Diamond Growers and its members. Accordingly, the Diamond Growers board of directors recommends that you vote to approve the conversion. The directors of Diamond Growers have interests in the conversion and proposed initial public offering that may differ from other members of Diamond Growers. Information about the directors of Diamond Growers and the interests they may have in the conversion is available in this document under “The Plan of Conversion — Interests of Certain Persons in the Conversion,” beginning on page 43.
          This document provides you with detailed information about the conversion and our proposed initial public offering, and includes business and financial information about us. We encourage you to read the entire document carefully because it contains important information about the conversion and our proposed initial public offering.
          See “Risk Factors” beginning on page 14 for a discussion of some of the risks relevant to the conversion, our proposed initial public offering and our business.
Sincerely,

Michael J. Mendes President and Chief Executive Officer	John J. Gilbert Chairman of the Board of Directors	William C. Waggershauser Vice Chairman of the Board of Directors
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of the securities to be issued under this disclosure statement/ prospectus or determined if this disclosure statement/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This document is dated                    , 2005 and was first mailed to members on or about                    , 2005.

DIAMOND WALNUT GROWERS, INC.
NOTICE OF SPECIAL MEETING OF MEMBERS
To Be Held on                         , 2005
To the Members of Diamond Walnut Growers, Inc.:
          We will hold a special meeting of the members of Diamond Growers at our principal offices at 1050 South Diamond Street, Stockton, California on                     , 2005 at 10:00 a.m. At the special meeting, we will consider and vote on the following matters:

•	the approval of a conversion agreement by and between Diamond Walnut Growers, Inc. and Diamond Foods, Inc., as it may be amended from time to time; and

•	any motion submitted to a vote of the members to adjourn or postpone the special meeting to another time and place for the purpose of soliciting additional proxies.
          No other business may be transacted at the special meeting or any adjournments or postponements thereof. Only members of record at the close of business on                     , 2005 are entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof.
          Attendance at the special meeting will be limited to members as of the record date, their authorized representatives and guests of Diamond Growers. The affirmative vote of the holders of a majority of the Diamond Growers voting interests is necessary to approve the conversion agreement. After careful consideration, the Diamond Growers board of directors has unanimously approved and adopted the conversion agreement and determined that the conversion is fair to, advisable and in the best interests of Diamond Growers and its members. Accordingly, our board of directors recommends that you vote to approve the conversion agreement. The directors of Diamond Growers have interests in the conversion and proposed initial public offering that may differ from other members of Diamond Growers. Information about the directors of Diamond Growers and the interests they may have in the conversion is available in this document under “The Plan of Conversion — Interests of Certain Persons in the Conversion,” beginning on page 43.
          Prior to the special meeting, Diamond Growers will hold three regional informational meetings to allow members to learn more about the conversion and have their questions answered. Your vote is important. We urge you to fill out your proxy card and submit it at one of the regional informational meetings or by mail prior to the special meeting. We have provided a stamped envelope addressed to the independent inspector of elections for your convenience. For specific instructions on how to vote, please refer to the section of this disclosure statement/ prospectus entitled “The Special Meeting” beginning on page 24 and the instructions on the enclosed proxy card. Your proxy cards will be tabulated by EquiServe Trust Company, N.A., the independent inspector of elections for the special meeting.
By order of the Board of Directors,
Sincerely,

Michael J. Mendes President and Chief Executive Officer	John J. Gilbert Chairman of the Board of Directors	William C. Waggershauser Vice Chairman of the Board of Directors

ADDITIONAL INFORMATION
          This disclosure statement/ prospectus incorporates important information about Diamond Growers and Diamond Foods that has not been included in or delivered with this disclosure statement/ prospectus. This information is available, without charge, at the website that the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources. See “Where You Can Find More Information” on page 109.
          You also may request copies of these documents from us, without charge, upon written or oral request to Diamond Growers or Diamond Foods at: 1050 South Diamond Street, Stockton, California 95202-7087, (209) 467-6000.
          In order to receive timely delivery of the documents, you must make your requests no later than                     , 2005.
ABOUT THIS DISCLOSURE STATEMENT/ PROSPECTUS
          This disclosure statement/ prospectus is being provided to the members of Diamond Growers, a California agricultural cooperative association, to request that the members approve a conversion agreement, pursuant to which Diamond Growers will convert from a member-owned California agricultural cooperative association into a stockholder-owned Delaware corporation by merging with and into its wholly-owned subsidiary, Diamond Foods, Inc. Pursuant to the conversion agreement, the property interests of Diamond Growers will be converted into shares of Diamond Foods common stock and/or cash. Cash will be available to you only if we sell more than 4,000,000 shares in our proposed initial public offering and cash remains available for distribution to members after paying amounts to members who exercise statutory dissenters’ rights in the conversion. For a description of how the conversion and the optional cash election will work, you should refer to Q4 in the section of this document entitled “Questions and Answers” and the section of this document entitled “The Plan of Conversion.”
          Except as otherwise noted, all information in this disclosure statement/prospectus assumes the following about our proposed initial public offering:

•	we sell 5,333,333 shares of Diamond Foods common stock;

•	the initial public offering price is $15.00 per share (before underwriting discounts and commissions), the middle of the proposed price range;

•	Diamond Growers members elect to receive the maximum amount of cash available for distribution in the conversion, resulting in net proceeds from the sale of 1,333,333 shares being set aside for payments to Diamond Growers members;

•	no Diamond Growers members elect to exercise statutory dissenters’ rights; and

•	no exercise of the underwriters’ overallotment option.

          References in this disclosure statement/ prospectus to the terms “we,” “our” or “us” refer to Diamond Walnut Growers, Inc. and its subsidiaries before the conversion and to Diamond Foods, Inc. and its subsidiaries after the conversion. In addition, references to the term “qualified IPO” refer to an underwritten initial public offering of at least 4,000,000 shares of Diamond Foods common stock at an initial public offering price of at least $5.00 per share. The board of directors currently proposes that we will complete an initial public offering of 5,333,333 shares of Diamond Foods common stock at a price of between $14.00 and $16.00 per share.

i

TABLE OF CONTENTS

ADDITIONAL INFORMATION	i
ABOUT THIS DISCLOSURE STATEMENT/ PROSPECTUS	i
QUESTIONS AND ANSWERS	1
Q1: Why am I receiving this disclosure statement/prospectus?	1
Q2: How do I vote?	1
Q3: What does the conversion mean for Diamond Growers members?	1
Q4: What will be distributed to Diamond Growers members in the conversion?	2
Q5: How will these amounts be allocated among the Diamond Growers members?	2
Q6: How will you determine the amount of cash that is available for distribution in the conversion?	3
Q7: Can I request the proportion of shares and cash I receive in the conversion?	3
Q8: What will happen if members request more cash than is available for distribution to members?	3
Q9: What will happen if members request less cash than is available for distribution to members?	4
Q10: Why has Diamond Growers decided to pursue the conversion and initial public offering?	4
Q11: How do the terms under which I may sell walnuts in the future differ from those under which I currently deliver walnuts to Diamond Growers?	5
Q12: How can I get more information about the conversion?	6
Q13: How does the board of directors recommend that I vote?	6
Q14: Do the directors and executive officers of Diamond Growers have any interests in the conversion that I should consider?	6
Q15: Have any members indicated that they will vote in favor of the conversion?	6
Q16: What is the initial public offering?	6
Q17: How should I consider the proposed initial public offering in deciding to vote on the conversion?	7
Q18: May I purchase additional shares of Diamond Foods?	8
Q19: What will my Diamond Foods common stock be worth after the conversion?	8
Q20: How will Diamond Foods be governed after the conversion?	8
Q21: What is the Grower Executive Council?	8
Q22: Will I be able to sell shares of Diamond Foods common stock I receive in the conversion?	8
Q23: How many votes does it take to approve the conversion agreement?	9
Q24: May I change my vote after I have mailed my signed proxy card?	9
Q25: What happens if I do not return a proxy card or otherwise vote?	9
Q26: What should I do if I receive more than one set of voting materials?	9
Q27: Will I have dissenter’s rights if I vote against the conversion?	10
Q28: What risks should I consider in deciding whether to vote for the conversion agreement?	10
Q29: What do I need to do now?	10
Q30: When do you expect the conversion to be completed?	10
Q31: What must I do to get my shares and/or cash?	10
Q32: When will I receive the shares and/or cash that will be distributed to me in the conversion?	11
Q33: What are the material tax consequences of the conversion and of owning Diamond Foods common stock?	11
SUMMARY CONSOLIDATED FINANCIAL DATA	12
RISK FACTORS	14
Risks Related to the Conversion	14
Risks Related to the Business	16
Risks Related to the Initial Public Offering	21
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	23
THE SPECIAL MEETING	24
Date, Time, Place and Purpose	24
Unanimous Recommendation by Board of Directors	24
Eligibility to Vote	24
Required Vote	24
How to Vote	25

Voting by Diamond Growers’ Directors	25
Solicitation of Proxies	25
THE PLAN OF CONVERSION	26
General	26
What You Will Receive in the Conversion	26
Background of the Conversion	30
Initial Public Offering	33
Conditions to Completion of the Conversion	34
Amendment or Withdrawal of the Conversion Agreement	34
Walnut Purchase Agreement	34
Distribution of Diamond Foods Stock Certificates and Cash	35
Dissenters’ Rights	35
Accounting Treatment	38
Nasdaq National Market Listing	38
Material U.S. Federal Income Tax Consequences of the Conversion and of Owning Diamond Foods Common Stock	38
Interests of Certain Persons in the Conversion	43
Resales of Diamond Foods Common Stock	45
Transfer Restrictions on Shares Received in the Conversion	45
EFFECT OF THE CONVERSION ON RIGHTS OF MEMBERS	47
General	47
Members vs. Stockholders	47
Capitalization	47
Voting Rights	48
Cooperative Distributions and Member Retains	48
Dividends	48
Walnut Deliveries	49
Marketing Agreement vs. Walnut Purchase Agreement	49
Composition of the Board of Directors	49
Classified Board of Directors	50
Removal of Directors	50
Standard of Conduct	50
Right to Present New Business and Director Nominations	50
Right to Call Special Meetings	51
Amendment to the Articles/ Certificate of Incorporation	51
Amendments to the Bylaws	51
Rights in the Event of Liquidation or Dissolution	52
DIVIDEND POLICY	53
CAPITALIZATION	54
SELECTED CONSOLIDATED FINANCIAL DATA	55
UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION	57
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	62
Overview	62
Results of Operations	63
Pro Forma and Supplemental Financial Information	67
Liquidity and Capital Resources	68
Contractual Obligations and Commitments	69
Critical Accounting Policies	69
Effects of Inflation	70
Recent Accounting Pronouncements	71
Quantitative and Qualitative Disclosure About Market Risk	71
BUSINESS	73
Overview	73
Our Industry	74
Investment Highlights	75
Our Strategy	77
Principal Products	78

Customers	80
Marketing	80
Sales and Distribution	81
Product Development and Production	81
Competition	82
Raw Materials and Supplies	82
Trademarks and Patents	82
Seasonality	83
Employees	83
Properties	83
Legal Proceedings	83
MANAGEMENT	84
Directors, Nominees and Executive Officers	84
Board of Directors Composition	87
Director Independence and Qualifications	88
Committee Composition	88
Compensation Committee Interlocks and Insider Participation	88
Grower Executive Council	89
Director Compensation	89
Executive Compensation	90
Long-Term Incentive Program	90
Pension Plans	91
Employment Contracts, Termination of Employment and Change-in-Control Arrangements	92
Employee Benefit Plans and Option Grants	93
Indemnification of Directors and Executive Officers and Limitation of Liability	96
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	98
Grower Payments	98
Conversion Payments	99
Grower Note Program	99
Indemnification	100
PRINCIPAL STOCKHOLDERS	101
DESCRIPTION OF CAPITAL STOCK	104
Common Stock	104
Preferred Stock	104
Anti-Takeover Provisions	105
Stockholder Rights Plan	106
Nasdaq National Market Listing	107
Transfer Agent and Registrar	107
SHARES ELIGIBLE FOR FUTURE SALE	108
Rule 145	108
Registration of Shares Issued Pursuant to Benefits Plans	109
LEGAL MATTERS	109
EXPERTS	109
WHERE YOU CAN FIND MORE INFORMATION	109
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
ANNEX A — AGREEMENT AND PLAN OF CONVERSION	A-1
ANNEX B — CHAPTER 13 OF CALIFORNIA GENERAL CORPORATION LAW	B-1
          You should rely only on the information contained in this disclosure statement/prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

QUESTIONS AND ANSWERS
          The following are questions and answers about the conversion. These questions and answers do not address all of the questions that you may have about the conversion. More detailed information is contained elsewhere in this disclosure statement/ prospectus. You should read this entire disclosure statement/ prospectus carefully before casting your vote on the conversion.
Q1:     Why am I receiving this disclosure statement/ prospectus?
          You are receiving this disclosure statement/ prospectus because you are a member of Diamond Walnut Growers, Inc., which we call Diamond Growers in this document. The board of directors of Diamond Growers has approved the conversion of Diamond Growers into Diamond Foods, Inc., which we call Diamond Foods in this document, under the terms of a conversion agreement that is described in this disclosure statement/ prospectus and attached as Annex A. In order to complete the conversion, Diamond Growers members must vote to approve the conversion and the terms of the conversion agreement, which was previously approved by the Diamond Growers board of directors. Diamond Growers will hold a special meeting of members to obtain this approval. This disclosure statement/ prospectus contains important information about the conversion and the special meeting, and you should read it carefully.
Q2:     How do I vote?
          You do not need to attend the special meeting in person to vote. You may vote by submitting the proxy card included in the enclosed green document at one of the regional informational meetings, or by mailing it to the independent inspector of elections, or by attending the special meeting and voting in person. We have provided a stamped envelope addressed to the independent inspector of elections for your convenience. You may attend the special meeting if you wish. Your vote is important. The Diamond Growers board of directors encourages you to vote as soon as possible.
Q3:     What does the conversion mean for Diamond Growers members?
          In the conversion, which will be completed only if we simultaneously complete a qualified IPO, you will receive shares of Diamond Foods common stock and/or cash for your entire property interest in Diamond Growers. The board of directors currently intends to conduct an initial public offering of 5,333,333 shares of Diamond Foods common stock at a price of between $14.00 and $16.00 per share (as discussed in Q16). However, you should make your decisions about the conversion considering that the board of directors may complete an initial public offering at the minimum qualified IPO requirements. The minimum qualified IPO requirements are described in Q17. Cash will be available to you only if we sell more than 4,000,000 shares in our proposed initial public offering and cash remains available for distribution to members after paying amounts to members who exercise statutory dissenters’ rights in the conversion. Members will not have to pay for the shares they receive in the conversion. Any shares you receive can be sold, held or pledged as collateral like the shares of any other public company (subject to restrictions described below), unlike your current non-transferable property interest in Diamond Growers.
          In connection with the conversion, you may choose to continue to deliver walnuts to Diamond Foods by entering into a Walnut Purchase Agreement. You are not required to enter into a Walnut Purchase Agreement to receive shares and/or cash in the conversion or to hold Diamond Foods common stock following the conversion. The differences between the current Marketing Agreement and the Walnut Purchase Agreement are described in more detail in Q11 below.
          Currently, some of our lenders require that our bylaws contain a provision that effectively subordinates your right to payment as a grower to our lenders’ rights to repayment of amounts that we have borrowed from them. After the conversion, we expect that your right to be paid for walnuts you deliver to us will no longer be subordinated to our lenders.

Q4:     What will be distributed to Diamond Growers members in the conversion?
          In the conversion we will distribute shares of Diamond Foods common stock and/or cash to members in exchange for their Diamond Growers property interests. The amounts of stock and cash distributed to members will vary depending on many factors.
          Based on the assumptions about our proposed initial public offering stated under the section entitled “About This Disclosure Statement/ Prospectus” on page i above, we will distribute to members 6,726,874 shares of common stock, with an estimated value of $100.9 million, and $18.6 million of cash, for an aggregate value of $119.5 million.
          The number of shares and the amount of cash distributed to members may vary as a result of changes in any of our assumptions. For example:

•	If Diamond Growers members request to receive less cash than is available for distribution in the conversion, then we will fulfill all members’ requests for cash, distribute more shares to members, and retain more net proceeds from the sale of shares in our initial public offering for use in our business;

•	If we sell fewer than 5,333,333 shares in our proposed initial public offering, then fewer shares will be sold to raise cash on behalf of Diamond Growers members;

•	If the initial public offering price is higher or lower than $15.00 per share, the initial value of any shares you receive will be more or less than what is estimated above, and the amount of cash you receive instead of shares will be proportionately larger or smaller; and

•	If any Diamond Growers members exercise statutory dissenters’ rights, the amount of cash available for distribution to Diamond Growers members in the conversion will be reduced by that amount.

          The Diamond Growers board of directors are required by law and our bylaws to exercise their fiduciary duties to the company and the members to determine in good faith the initial public offering price per share. This determination will be based on a variety of factors, including market conditions and investor demand for shares of our common stock at the time of the initial public offering. The proposed price range of our proposed initial public offering is $14.00 per share - $16.00 per share. Our board of directors intends to sell our stock at a price in this range. However, our board of directors may in its discretion complete the conversion so long as we complete a qualified IPO, which could result in the value of the shares of Diamond Foods common stock, the amount of cash available for distribution in the conversion, and the amount of proceeds that Diamond Foods receives from the initial public offering being different than assumed above. We will not be required to, and we do not intend to, resolicit approval of the conversion by Diamond Growers members so long as we complete a qualified IPO.
          For an illustration of how changes in the initial public offering price and the number of shares of Diamond Foods common stock sold in our proposed initial public offering will affect the aggregate value of the shares distributed and the aggregate amount of cash available for distribution, see “The Plan of Conversion — What You Will Receive in the Conversion” beginning on page 26.
Q5:     How will these amounts be allocated among the Diamond Growers members?
          We will calculate each member’s property interest as provided in Section 2.11 of the Diamond Growers bylaws. Generally, this calculation will be based on:

•	the sum of the member’s patronage for the two crop years with the highest patronage out of the last six crop years, divided by

•	the total of the above calculation for all members.
      Our patronage business consists of processing and marketing walnuts on behalf of Diamond Growers members. Patronage for the 1999 crop year through the 2003 crop year is actual patronage. Patronage for the 2004 crop year is estimated, in accordance with Section 2.11 of our bylaws, because the actual crop value for the 2004 crop year is not yet available. The Property Interest Report included with this disclosure statement/ prospectus reflects your property interest calculation and the number of shares that you would be entitled to receive in the conversion, assuming you do not elect to receive any cash instead of shares in the conversion.
Q6:     How will you determine the amount of cash that is available for distribution in the conversion?
          We will distribute cash to Diamond Growers members who request to receive cash instead of shares for all or a portion of their Diamond Growers property interests. Under the conversion agreement, cash available for distribution in the conversion will be an amount equal to the net proceeds (after underwriting discounts) from the sale of that number of shares of Diamond Foods common stock sold in the initial public offering (not including any shares sold pursuant to the exercise of the underwriters’ over allotment option) in excess of 4,000,000 shares, up to a maximum of 1,333,333 shares.
          We expect to be able to distribute a maximum of approximately $18.6 million in cash to Diamond Growers members. If we sell fewer shares or sell shares at a price per share less than currently anticipated, we will have less cash available for distribution. However, in this case, more shares will be distributed to those members requesting cash. For an illustration of how the amounts of shares and cash could change, see “The Plan of Conversion — What You Will Receive in the Conversion,” beginning on page 26.
          The amount of cash available for distribution will be reduced by amounts, if any, paid by us to a Diamond Growers member who successfully asserts its statutory dissenters’ rights (described in Q26). Any member successfully asserting dissenters’ rights will not receive shares in the conversion and the shares they would have received will be distributed proportionately among the remaining members.
Q7:     Can I request the proportion of shares and cash I receive in the conversion?
          Yes. Subject to limitations on the total amount of cash available for distribution under the conversion agreement, you may request to have your Diamond Growers property interest converted entirely into shares of Diamond Foods common stock, entirely into cash, or into a combination of shares and cash, by completing and returning the conversion election form (part of the green document included with this disclosure statement/ prospectus). Requests about how you would like your conversion proceeds to be paid will be final and irrevocable as of the date of the special meeting. If we do not receive your request prior to the date of the special meeting, all of your property interest will be converted into shares.
Q8:     What will happen if members request to receive more cash than is available for distribution to members?
          If members request more cash than is available for distribution, then cash will be allocated according to the following principles:

•	First, cash will be paid to each requesting member in an amount up to the total cash available for distribution, divided by the total number of Diamond Growers members as of the record date (1,735 members);

•	Second, any additional cash available for distribution will be paid to requesting members in proportion to their remaining cash requests; and

•	Third, for any amount of cash requested in excess of cash available for distribution, members will receive shares of Diamond Foods common stock.
          We expect the total amount of cash available for distribution to be approximately $18.6 million, and the amount referred to in the first bullet above to be approximately $10,720 per member (equivalent to the net proceeds from the sale of approximately 768 shares of Diamond Foods common stock per member), but these amounts could be higher or lower.

          Please refer to the discussion under “Plan of Conversion — What You Will Receive in the Conversion — Optional Cash Request” on page 28.
Q9:     What will happen if members request to receive less cash than is available for distribution?
          If members request to receive less cash than is available for distribution, then we will fulfill all requests for cash, and members will receive shares of Diamond Foods in exchange for the rest of their property interests. If this happens, we still intend to sell the shares in our initial public offering that otherwise would have been used to pay cash to members, and to retain the net proceeds from the sale of these shares for use in our business.
Q10:     Why has Diamond Growers decided to pursue the conversion and initial public offering?
          Over the last several years, we have examined many alternatives to strengthen our competitive position in the marketplace and our prospects for long-term survival and growth, including private investments in Diamond Growers, member retains, debt financing and other alternatives. The importance of considering these alternatives has increased over time, as the competitive landscape has changed and the need for capital to compete effectively has risen. Several of the factors considered by the board of directors are discussed below.

•	Diamond experienced significant declines in consumer shelled walnut sales from the mid-1980s to the mid-1990s, which we attributed to consolidation in the retail market that favored companies who could market and distribute a full line of nut products to retail buyers, rather than companies that could provide only a single commodity. To compete more effectively, Diamond launched a strategy of extending its product offering to a broad line of culinary and inshell nuts. As a result, our consumer shelled walnut sales increased over 50% from 1998 to 2004, to levels higher than before the decline. Initiatives of this sort to meet changes in the marketplace require significant capital resources.

•	Growth and the volume of walnuts delivered to us have also increased our need for capital. Between 1997 and 2004, the total amount of walnuts delivered to us annually, measured in inshell pounds, increased by 65%. Since members delivering walnuts receive an advance payment of approximately 40% to 50% of the estimated walnut crop value when the crop is delivered, requirements for capital for these payments increased accordingly. In addition, processing and marketing larger volumes of walnuts requires more capital resources.

•	Cooperatives such as Diamond Growers have traditionally raised equity capital through the use of amounts withheld from payments to members, such as crop retains. In essence, crop retains are involuntary interest-free loans by members to the cooperative, which are subordinated to external debt. Growers recognize taxable income on the full amount of their net proceeds, including the amount retained by the cooperative. Until we adopted a policy of revolving back retains and not using them in the future, members left Diamond Growers to avoid retains. As a result, our board determined that crop retains were not an appropriate way to finance our operations and growth.

•	Debt financing is a useful but limited method of financing operations and expansion. Recently, interest rates have increased, raising our financing costs.

•	Because the cooperative requires annual distribution of net proceeds of the business, and there is no ownership interest to reward long-term appreciation in the value of the enterprise, cooperative members have an incentive to encourage maximum cash distributions each year and have no incentive to encourage investment for future growth.
          In light of these experiences and factors, the board determined that continued growth was necessary for the company to be successful in the future and explored the possibility of a conversion and initial public offering. Among the reasons considered by the board in reaching its conclusion that the conversion and initial public offering are in the best interests of Diamond Growers and its members.

•	The conversion and initial public offering would provide liquidity to our members by distributing the equity value of the business, while permitting members to continue selling walnuts to us.

•	The conversion would not require any payments from our members.

•	The initial public offering would enable us to raise new equity capital to finance capital improvements and business activities to pursue our commercial objectives.

•	The proceeds of the initial public offering would also enable us to reduce our indebtedness.

•	We would have access to financing alternatives that may not be available to Diamond Growers as a cooperative.

•	Better access to capital, and the ability to use our common stock for acquisitions, would strengthen our competitive position in the marketplace and give us greater operational flexibility.
Q11:     How do the terms under which I may sell walnuts to Diamond Foods in the future differ from those under which I currently deliver walnuts to Diamond Growers?
          Members currently deliver walnuts to Diamond Growers pursuant to the terms of a Marketing Agreement. When the conversion occurs, you will have the option to continue to deliver walnuts to Diamond Foods, if you wish to do so by entering into a Walnut Purchase Agreement. You will be able to enter into a Walnut Purchase Agreement for the remaining term of your Marketing Agreement, plus an extension of 3, 5 or 10 years, at your election. The current Marketing Agreement will terminate upon the completion of the conversion.
          The Walnut Purchase Agreement will retain most of the provisions of the Marketing Agreement, including the grading system, the payment schedule and our obligation to accept delivery of all walnuts you produce during each crop year. In addition to extending the period of your relationship at your discretion as described above, the principal difference between the Walnut Purchase Agreement and the Marketing Agreement is the process that will be used to determine the amount you will be paid for walnuts.
          As a member of Diamond Growers, under the Marketing Agreement you are paid your portion of Diamond Growers net proceeds from the sale of walnuts (after deducting costs to process, pack and distribute these walnuts and operating expenses). The amount paid on a per pound basis may be higher or lower than market or amounts paid by our competitors. Historically, the net proceeds per pound paid by Diamond Growers has been higher than the “field price” reported by the California Statistical Office of the USDA National Agricultural Statistics Service, or CASS, for 28 years of the last 39 years (since 1965 when CASS began to report this information) and lower than the CASS field price for 11 years during that period. The net proceeds amount that is actually paid depends on the performance each year of Diamond Growers. Therefore, under the Marketing Agreement there is no guarantee that the net proceeds paid will equal, exceed or be less than the market value of walnuts or amounts paid for walnuts by our competitors.
          Under the Walnut Purchase Agreement, by March 31 of each year, Diamond Foods will announce a purchase price for walnuts delivered during the previous crop year. This price will be a market-based price determined in good faith, taking into account market conditions, quality, variety, among other relevant factors. It will be adjusted for various bonuses and price adjustments relating to variety, grade, early delivery, suitability for sale as inshell, shelling quality, insect classification and other factors. Unlike under the current Marketing Agreement, this price will not vary depending on the performance of Diamond Foods.

Q12:     How can I get more information about the conversion?
          Prior to the special meeting, Diamond Growers will hold regional informational meetings to allow members to learn more about the conversion and ask questions. The regional informational meetings will be held as follows:

•	Region I informational meeting to be held at on , 2005 at 2:00 p.m.;

•	Region II informational meeting to be held at on , 2005 at 2:00 p.m.; and

•	Region III informational meeting to be held at on , 2005 at 2:00 p.m.
          We have also created a toll free hotline at (877) 558-7100 to answer your questions. Additionally, you may also direct your written questions by mail to Diamond Growers at:
Diamond Walnut Growers, Inc.
1050 South Diamond Street
Stockton, California 95201-1727
Attn: Samuel J. Keiper
Q13:     How does the board of directors recommend that I vote?
          The Diamond Growers board of directors has unanimously approved and adopted the conversion agreement and determined that the conversion is fair to, advisable and in the best interests of Diamond Growers and its members. Accordingly, the Diamond Growers board of directors recommends that you vote to approve the conversion.
Q14:     Do the directors and executive officers of Diamond Growers have any interests in the conversion that I should consider?
          When considering the Diamond Growers board of directors’ recommendation that you vote to approve the conversion, you should be aware that directors and executive officers of Diamond Growers have interests in the conversion that may be different from your interests. These interests relate to:

•	Three persons who are currently members of the Diamond Growers board of directors will be appointed to serve as members of the Diamond Foods board of directors; the balance will be appointed to serve as members of the Grower Executive Council. Members of the Diamond Foods board of directors and the Grower Executive Council will be entitled to compensation for their service, including awards of restricted stock and/or options. See “The Plan of Conversion — Interests of Certain Persons in the Conversion.”

•	Diamond Foods executive officers will receive awards of restricted stock at per share purchase prices equal to the par value of the restricted stock and options to purchase stock of Diamond Foods at the initial public offering price. The restricted stock and options vest over three years. In connection with the grant of these options and restricted stock awards, the existing Diamond Growers long-term profit-sharing incentive program for executive officers will be eliminated. See “Management — Employee Benefit Plans and Option Grants — Equity Grants to Executive Officers.”

Q15:     Have any members indicated that they will vote in favor of the conversion?
          Yes. All of the members of the Diamond Growers board of directors, who collectively hold approximately 11.0% of the Diamond Growers voting interests, have indicated they will vote in favor of the proposed conversion.
Q16:     What is the initial public offering?
          In connection with the conversion, we intend to sell 5,333,333 shares of Diamond Foods common stock in an initial public offering at a price of between $14.00 and $16.00 per share. We will not complete the conversion if we do not complete a qualified IPO, as described in Q17, unless we resolicit your vote. We currently expect that we will raise approximately $72.4 million of net proceeds in our proposed initial public offering. We intend to use the net proceeds from the initial public offering to repay a portion of our debt, to pay cash to members of Diamond Growers in connection with the conversion, and for general corporate purposes. In our proposed initial public offering we expect to sell approximately 31.6% of Diamond Foods common stock to generate $53.8 million in net proceeds for use in our business, and 10.5% of Diamond Foods common stock to generate an additional $18.6 million of net proceeds to pay growers who elect to receive cash rather than shares in the conversion. The remaining shares of Diamond Foods common stock will be distributed to members of Diamond Growers in the conversion and to members of our management and board of directors pursuant to our equity compensation plans. The amount of net proceeds to Diamond Foods from the initial public offering may vary as a result of changes in the assumptions about the number of shares sold, the initial public offering price and the amount of cash requested by members. In connection with our proposed initial public offering, Diamond Foods will grant the underwriters an option for 30 days to acquire an additional 800,000 shares to cover overallotments. If this option is exercised in full, net proceeds to Diamond Foods from our proposed initial public offering would increase by approximately $11.2 million.
Q17:     How should I consider the proposed initial public offering in deciding how to vote on the conversion?
          Our proposed initial public offering will not take place if the conversion is not approved by the members at the special meeting, and will take place only several weeks after the special meeting if the conversion is approved. As a result, the actual initial public offering may be on terms that are different than those currently expected, as described in Q16 and elsewhere in this document, but in no event will the terms be less than those required for us to complete a qualified IPO. A qualified IPO means an underwritten initial public offering of at least 4,000,000 shares of Diamond Foods common stock at an initial public offering price of at least $5.00 per share. Accordingly, you should make your decisions about the conversion considering that we may complete an initial public offering that meets only the minimum qualified IPO requirements. We would resolicit your vote for any initial public offering that was not a qualified IPO.
          An initial public offering that meets only the minimum qualified IPO requirements would meet many of the objectives of the board of directors in connection with the conversion and initial public offering (discussed in Q10), but may affect your decisions about the conversion. An initial public offering meeting only the minimum qualified IPO requirements would:

•	enable shares of Diamond Foods common stock to become eligible for quotation on the Nasdaq National Market, enabling former Diamond Growers members to achieve liquidity for their Diamond Growers property interests.

•	allow us to repay substantially the same amount of our indebtedness as currently contemplated.

•	enable us to access financing alternatives unavailable to Diamond Growers as a cooperative.

•	enable us to better access capital and use shares of Diamond Foods common stock for acquisitions, promoting our competitiveness and operational flexibility.

•	allow us to use equity incentive compensation to improve our ability to recruit, develop and retain qualified employees and management while preserving our cash resources.

          However, an initial public offering that meets only the minimum qualified IPO requirements would have consequences that could reduce the value of the shares of Diamond Foods common stock you receive in the conversion and:

•	no cash would be available for distribution to Diamond Growers members who request to receive cash instead of shares for their Diamond Growers property interests.

•	our use of proceeds from the offering would be limited to repayment of indebtedness.

•	no cash would be available from the offering to pursue our strategies of promoting our line of snack nut products, of investing in capital improvements to increase margins, and of expanding sales channels.

•	it would be more difficult to pursue our acquisition strategy.

Q18:     May I purchase additional shares of Diamond Foods?
          Yes. Following the conversion and initial public offering, you may purchase shares of Diamond Foods common stock in the public market just as you would any other publicly traded stock.
Q19:     What will my Diamond Foods common stock be worth after the conversion?
          Like other publicly traded stocks, the price of Diamond Foods common stock will fluctuate, and may at any time be higher or lower than the initial public offering price.
Q20:     How will Diamond Foods be governed after the conversion?
          As is the case with Diamond Growers today, Diamond Foods will be governed by a board of directors. Public companies such as Diamond Foods are required to have independent directors. An independent director is a person that does not have a relationship with Diamond Foods that would interfere with the director’s independent judgment in carrying out his or her duties as a director. The Diamond Foods board of directors following the conversion will have nine members — five independent directors, our current President and Chief Executive Officer, and three members of the current Diamond Growers board of directors. All of the current members of the board of directors of Diamond Growers are eligible to be selected as members of the Diamond Foods board of directors. Following the special meeting, your grower-elected Diamond Growers board of directors will select the three current directors who will serve on the Diamond Foods board of directors. For a description of those persons who will constitute the board of directors immediately after the conversion and the members of the grower-elected Diamond Growers board of directors who are eligible to be members of the Diamond Foods board of directors after the conversion, see “Management.”
Q21:     What is the Grower Executive Council?
          The Grower Executive Council will consist of 10 current members of the Diamond Growers board of directors who will not serve on the Diamond Foods board of directors. The Grower Executive Council will meet no less than once per year, and no more than four times per year. The Grower Executive Council will aid in the effective transition of Diamond Growers from a cooperative to a corporation and will have three primary roles after the conversion:

•	provide counsel concerning the Diamond Foods walnut grading system and overall grower support and service;

•	serve on industry boards and committees on behalf of Diamond Foods; and

•	serve as a representative for Diamond Foods in government affairs.
          Please see “Management — Grower Executive Council” on page 89.
Q22:     Will I be able to sell the shares of Diamond Foods common stock I receive in the conversion?
          We have applied to have Diamond Foods common stock listed for quotation on the Nasdaq National Market under the symbol “DMND.” The conversion agreement limits your ability to transfer shares that you receive in the conversion for a period of 360 days after completion of the initial public offering without the written consent of Merrill Lynch, the managing underwriter for the initial public offering. Beginning 181 days after the initial public offering, Diamond Foods may organize a registered public offering on behalf of selling stockholders in which each member receiving shares in the conversion will have the right to sell shares, subject to customary conditions. Beginning 271 days after the initial public offering, you will be permitted to sell up to 50% of the shares you receive in the conversion, to the extent you have not sold shares in the registered public offering described above. Beginning 361 days after the date we complete our initial public offering, shares that you receive in the conversion will generally be freely transferable. Our financial advisors have recommended these restrictions as they are common practice to promote an orderly initial trading market for shares of public companies. Merrill Lynch, on behalf of the underwriters of our proposed initial public offering, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the open market at an earlier date. If you receive shares in the conversion, you should contact your stockbroker or financial advisor to assist you with decisions regarding the sale of your common stock.
Q23:     How many votes does it take to approve the conversion agreement?
          The conversion requires approval of the holders of a majority of the Diamond Growers voting interests. Voting interests are determined in accordance with Section 3.01 of the Diamond Growers bylaws and Article 8 of the Diamond Growers articles of incorporation. Each member will have a number of votes equal to the total tons of walnuts delivered by that member in the two crop years preceding the date of calculation of the voting rights. Generally, voting rights are calculated as of May 15 of each year, and are recalculated annually. In order to vote at this special meeting, a person must be a member of Diamond Growers on the record date set for the meeting. As of the record date,                     , 2005, there were 1,735 members entitled to cast an aggregate of 285,212 votes at the special meeting. Members of our board of directors, who hold in the aggregate approximately 11.0% of the total voting interests, have indicated they will vote to approve the conversion. To have a quorum allowing the special meeting to go forward, members holding a majority of the Diamond Growers voting interests must be present in person or by proxy.
Q24:     May I change my vote after I have mailed my signed proxy card?
          Yes. You may change your vote at any time before your proxy card is voted at the special meeting. You can do this in one of three ways. First, you can send a written, dated notice stating that you would like to revoke your proxy card. Second, you can complete, date and submit a new, later-dated proxy card. Third, you can attend the special meeting and vote in person. Your attendance at the special meeting alone will not revoke your proxy card vote.
Q25:     What happens if I do not return a proxy card or otherwise vote?
          If you do not vote, it could affect the proposal, since the success of the proposal requires that members holding a majority of the Diamond Growers voting interests vote in favor of it. If you do not vote on the proposal, it will have the same effect as voting “AGAINST” the proposal. See “The Special Meeting — How to Vote” on page 25.
Q26:     What should I do if I receive more than one set of voting materials?
          You may receive more than one set of voting materials, including multiple copies of this disclosure statement/ prospectus and multiple proxy cards. For example, if you control more than one member account, you will receive a separate package for each member account you control. Please complete, sign, date and return each proxy card that you receive.
Q27:     Will I have dissenters’ rights if I vote against the conversion?
          Yes. Under California law, which governs the vote, Diamond Growers members may exercise dissenters’ rights in connection with the conversion. The provisions of California law governing dissenters’ rights are complex, and you should study them carefully if you wish to exercise your dissenters’ rights. Some actions may prevent you from successfully asserting these rights, and multiple steps must be taken to exercise and perfect the rights. Any amount a court grants to a Diamond Growers member who successfully asserts its dissenters’ rights will be subtracted from the cash available for distribution to Diamond Growers members electing to receive cash in lieu of shares in the conversion. Any member successfully asserting dissenters’ rights will not receive shares in the conversion and the shares they would have received will be distributed proportionately among the remaining members. A copy of Chapter 13 of the California General Corporation Law, or CGCL, is attached to this disclosure statement/ prospectus as Annex B. For a more complete description of dissenters’ rights, see “The Plan of Conversion — Dissenters’ Rights” beginning on page 35.
Q28:     What risks should I consider in deciding whether to vote for the conversion agreement?
          There are various risks that relate to the conversion, and other risks will affect the market value of the Diamond Foods common stock that you will receive in the conversion. For a detailed description of these risks, you should carefully read the section entitled “Risk Factors” beginning on page 14. Many of these risks will affect our business regardless of whether we complete the conversion.
Q29:     What do I need to do now?
          After carefully reading and considering the information contained in this disclosure statement/ prospectus, please do the following:

•	complete and sign the enclosed green combined proxy card and conversion election form and green substitute Form W-9 and return it in the green self-addressed, stamped envelope provided; and

•	If you elect to continue as a supplier to Diamond Foods, complete and sign the enclosed blue Walnut Purchase Agreement and return it in the blue self-addressed, stamped envelope provided no later than , 2005.
Q30:     When do you expect the conversion to be completed?
          We are working to complete the conversion as quickly as possible. The completion of the conversion depends on a number of conditions being met, including:

•	approval of Diamond Growers members;

•	completion of Diamond Foods’ initial public offering; and

•	absence of any actual or threatened legal prohibition having the effect of preventing completion of the conversion.
Assuming the fulfillment of these conditions, we expect to complete the conversion by August 2005.
Q31:     What must I do to get my shares and/or cash?
          After completion of the conversion and the initial public offering, we will send you a letter informing you of the amount of shares of Diamond Foods common stock and any cash that you will receive and informing you how you will receive your shares and any cash. Cash will be available to you only if we sell more than 4,000,000 shares in our proposed initial public offering and cash remains available for distribution to members after paying amounts to members who exercise statutory dissenters’ rights in the conversion. You should refer to Q4 and the section of this document entitled “The Plan of Conversion” for a description of how the conversion and your optional cash election will work.
Q32:     When will I receive the shares and/or cash that will be distributed to me in the conversion?
          We expect to distribute the shares and any cash to which you are entitled approximately eight to ten weeks after we complete the conversion and the initial public offering and all properly asserted dissenters’ rights have been provided for.

Q33:     What are the material tax consequences of the conversion and of owning Diamond Foods common stock?
          We intend for the conversion to qualify as a tax-free reorganization pursuant to section 368(a)(1)(F) of the Internal Revenue Code. The conversion is not expected to have any tax consequences for Diamond Growers or Diamond Foods; the tax consequences for you will vary depending on how much stock and cash consideration you receive. If you hold a property interest in Diamond Growers, you will receive shares and/or cash as a result of the conversion. You will not recognize any gain or loss for U.S. federal income tax purposes on any shares that you receive in the conversion. If you receive cash in the conversion, you may be taxed on the cash received either as a capital gain or dividend, depending on your individual circumstances. Any capital gain or loss recognized will be long-term capital gain or loss if you held your property interest in Diamond Growers for more than one year as of the date of the conversion. Your individual situation will affect how you are taxed. See “The Plan of Conversion — Material U.S. Federal Income Tax Consequences of the Conversion and of Owning Diamond Foods Common Stock” beginning on page 38.
          Tax matters are very complicated, and the tax consequences of the conversion to you as a member will depend on your individual situation. We are not advising you on the particular tax consequences of the conversion. We recommend that you consult with your personal tax adviser for a full understanding of the tax consequences of the conversion to you.

Summary Consolidated Financial Data
          The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Financial Information” and our consolidated financial statements and the accompanying notes included elsewhere in this disclosure statement/ prospectus. The summary consolidated statements of net proceeds data for the years ended July 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this disclosure statement/prospectus. The summary consolidated statements of net proceeds data for the six months ended January 31, 2004 and 2005, and the summary consolidated balance sheet data as of January 31, 2005, are derived from our unaudited consolidated financial statements included elsewhere in this disclosure statement/prospectus. We have prepared our unaudited information on the same basis as our audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results, including our results for the six months ended January 31, 2004 and 2005, do not necessarily indicate results that may be expected for any future period. Dollar amounts presented in the tables below are expressed in thousands.

				Six Months Ended
	Year Ended July 31,			January 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Statements of net proceeds data(1):
Net sales and other revenues	$282,158	$308,450	$359,683	$233,068	$285,126
Proceeds before operating expenses	211,794	195,160	223,793	206,085	222,033
Total operating expenses	38,775	38,963	46,245	26,465	34,420
Net proceeds	171,623	154,671	177,591	177,768	189,111

	January 31, 2005

		Pro Forma
	Actual	As Adjusted(2)

	(Unaudited)
Balance sheet data:
Cash and cash equivalents	$858	$37,558
Working capital	66,652	65,677
Total assets	279,038	318,818
Total debt, including short-term debt	95,634	80,170
Total members’/stockholders’ equity	53,660	71,229

				Six Months Ended
	Year Ended July 31,			January 31,

	2002	2003	2004	2004	2005

Other data (Unaudited):
Walnuts received, in millions of pounds	279.0	252.1	297.4	297.4	282.7
Walnut sales as a percentage of total gross sales	76.6%	74.1%	70.6%	69.6%	68.8%

(1)	As an agricultural cooperative association, we have derived revenues from our patronage business, which consists of processing and marketing walnuts on behalf of Diamond Growers members, and our non-patronage business, which consists of purchasing, processing and marketing nut varieties other than walnuts. Our financial statements include statements of net proceeds prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, rather than statements of operations. Net proceeds are amounts distributable to member growers from the patronage business. Net proceeds also include net income or loss from non-patronage business. Net proceeds do not include walnut acquisition costs.

(2)	Gives effect to the conversion and related initial public offering, including our receipt of the estimated net proceeds from the sale of 5,333,333 shares of common stock at an assumed initial public offering price of $15.00 per share, after deducting the estimated underwriting discount for the initial public offering, and estimated expenses for the conversion and the initial public offering, and the application of the estimated net proceeds from the initial public offering. See “The Plan of Conversion — Initial Public Offering” and “Unaudited Pro Forma Condensed Financial Information.”

Year Ended July 31, 2004

(unaudited)
Pro forma condensed financial information(3):
Net sales and other revenues	$359,683
Gross margin(4)	56,165
Total operating expenses	46,245
Income before income taxes	9,920

(3)	This pro forma condensed financial information presents our historical financial results, which were prepared in accordance with GAAP for agricultural cooperative associations, adjusted to conform to the presentation that will be required after we complete this offering and cease to be a cooperative association. The principal difference relates to the accounting treatment for walnuts we receive from Diamond Growers members. See “Unaudited Pro Forma Condensed Financial Information.”

(4)	Represents net sales and other revenues less historical cost of purchased commodities, processing, packing and distribution and adjustments of $6.7 million to convert walnut inventories from crop year pool and net realizable value, accounting to cost accounting and $160.9 million for the estimated walnut cost of goods sold. Cost of goods sold for walnuts was determined based on 285.6 million pounds sold at an average cost per pound of $0.564. See “Unaudited Pro Forma Condensed Financial Information.” There are no other adjustments to the historical amounts. We believe this information is useful to investors because it will enable comparisons of our historical financial results to other companies and to our future financial statement presentation.

RISK FACTORS
You should consider the risk factors described below, as well as the other information in this document, in determining how to vote at the special meeting.
Risks Related to the Conversion
Members will not know the exact value of the shares of Diamond Foods or the exact amount of any cash that they will receive in the conversion until the pricing of our initial public offering, which will not be until after the special meeting.
          In the conversion, Diamond Growers members will receive shares of Diamond Foods common stock, cash, or both, in exchange for their property interests in Diamond Growers. We will complete the conversion several weeks after the special meeting. The initial public offering price will not be determined until after the special meeting, so Diamond Growers members will not know the value of the shares they will receive in the conversion, or the amount of any cash they will receive, when they decide whether to approve the conversion. The amount of cash and number of shares available for distribution in the conversion will depend upon the number of shares sold and the price for these shares in our initial public offering. In particular, cash will be available to you only if we sell more than 4,000,000 shares in our proposed initial public offering, and cash remains available for distribution to members after paying amounts to members who exercise statutory dissenters’ rights in the conversion. Please refer to the tables and related disclosure on pages 27 and 28 of this disclosure statement/prospectus for more information about the availability of cash for distribution to members in the conversion. If we sell fewer shares of Diamond Foods common stock or sell shares at prices lower than we anticipate in the initial public offering, our use of proceeds, strategy and prospects might change in ways that would adversely affect the value of shares of Diamond Foods common stock. In that event, you would be unable to change your vote or adjust your election to exchange your Diamond Growers property interests for cash. If members oversubscribe for cash instead of shares, the amount of cash each requesting holder receives will be reduced proportionately, and those holders will receive additional shares of Diamond Foods common stock.
If the conversion is approved by our members, our board of directors has discretion to complete the conversion with a lower price per share than assumed in this disclosure statement/prospectus.
          The board of directors currently proposes to conduct an initial public offering of 5,333,333 shares of Diamond Foods common stock at a price of between $14.00 and $16.00 per share. If the conversion is approved by Diamond Growers members, under the conversion agreement, we may, in the discretion of our board of directors, complete the conversion even if the initial public offering price per share or number of shares sold is less than the range currently anticipated, but in no event will be less than 4,000,000 shares and $5.00 per share. If this occurs, the value of the shares of Diamond Foods common stock and cash available for distribution to Diamond Growers members in the conversion, as well as the amount of proceeds that Diamond Foods receives from the initial public offering, will decline. Please refer to the tables and related disclosure on pages 27 and 28 of this disclosure statement/prospectus for an illustration of the effects of completing an initial public offering of a number shares or at a price per share less than the range we currently anticipate. You should make your decisions about the conversion considering that we may complete an initial public offering that meets only minimum qualified IPO requirements. We will not be required to, and we do not intend to, resolicit votes approving the conversion from members of Diamond Growers so long as we complete a qualified IPO.
          An initial public offering that meets only the minimum qualified IPO requirements would have consequences that would reduce the value of the shares of Diamond Foods common stock you receive in the conversion. In particular, no cash would be available for distribution to Diamond Growers members who request to receive cash instead of shares for their Diamond Growers property interests, our use of proceeds from the offering would be limited to repayment of indebtedness, no cash would be available to pursue our strategy of promoting our line of snack nut products, no cash would be available to pursue our strategy of investing in capital improvements to increase our margins, no cash would be available to pursue our strategy of expanding sales channels, and it would be more difficult to pursue our acquisition strategy.
Payments under the new Walnut Purchase Agreement could be less than payments members are historically accustomed to receiving under your existing Marketing Agreement.
          Diamond Growers members currently deliver walnuts to Diamond Growers under a Marketing Agreement that will terminate following the conversion. Under the Marketing Agreement, members are paid their portion of Diamond Growers net proceeds from the sale of walnuts based on the quantity or value of walnuts they deliver. Since our net proceeds are derived from our sales of walnuts and expenses associated with handling walnuts, members participate in our financial performance, unlike non-patronage suppliers. Historically, this pricing method has resulted in Diamond Growers paying its members more than the “field price” for their walnuts in 28 out of the last 39 years. Growers wishing to continue to do business with us after we complete the conversion must enter into a Walnut Purchase Agreement. Under the Walnut Purchase Agreement, growers will receive a market-based price that we determine in good faith based on several factors, including crop size and market demand. It is uncertain whether Diamond Foods will continue to pay growers an amount for their walnuts that is as high as the amount they were historically accustomed to receiving as members. The members and we will not know the effects of this change until after members have voted on and we have completed the conversion.
There previously has been no public market for our common stock. Our stock price could be volatile and could decline following the initial public offering, resulting in a substantial loss on your investment.
          Our common stock has never been sold in the open market. An active trading market in our common stock may not develop after the conversion and initial public offering. If an active trading market does develop, it may not continue and the trading price of our common stock may fluctuate widely as a result of factors that are beyond our control, including those listed below. From time to time, the stock market experiences extreme price and volume fluctuations that affect the market prices of many companies’ stocks. These broad market fluctuations could adversely affect the market price of our common stock. The price of our common stock could be subject to wide fluctuations in response to many factors, including those listed in this “Risk Factors” section of this disclosure statement/ prospectus and others including:

•	our operating performance and the performance of other similar companies;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	speculation in the press or investment community;

•	terrorist acts; and

•	general market conditions, including economic factors unrelated to our performance.
          In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management’s attention and resources.
Sales of shares by former Diamond Growers members who receive shares of our common stock in the conversion may cause our stock price to fall.
          Sales of common stock by former Diamond Growers members, or the availability of their shares for sale, could materially and adversely affect the market price of our common stock. The conversion agreement limits the ability of these stockholders from directly or indirectly transferring shares they receive in the conversion for a period of 360 days after completion of the initial public offering without the written consent of Merrill Lynch, the managing underwriter for the initial public offering. From 181 days until 270 days after the completion of the initial public offering, we may conduct an underwritten public offering of our common stock. If we conduct such an offering, we would be required to offer to former members of Diamond Growers the opportunity to include in that offering all of the shares that they received in the conversion. Commencing 271 days after the initial public offering, former members of Diamond Growers will be able to collectively sell up to half of those shares on the open market, less the amount of shares sold during the prior 90-day period. Beginning 361 days after the completion of the initial public offering, shares that our stockholders receive in the conversion will generally be freely transferable. Although these transfer restrictions might cause you to expect that our stockholders will be unable to transfer their shares during the period of restriction, Merrill Lynch, on behalf of the underwriters, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to these restrictions, which would result in more shares being available for sale in the open market at an earlier date. Sales on the open market of common stock by former Diamond Growers members, the availability of these shares for sale, or our issuance of securities, could materially and adversely affect the market price of our common stock. Additionally, the price of our common stock may decline before these restrictions expire or are waived.
Anti-takeover provisions could make it more difficult for a third party to acquire us.
          We have adopted a stockholder rights plan and will issue one preferred stock purchase right with each share of our common stock that we issue. Each right will entitle the holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock. Under certain circumstances, if a person or group acquires 15% or more of our outstanding common stock, holders of the rights (other than the person or group triggering their exercise) will be able to purchase, in exchange for the $60.00 exercise price, shares of our common stock or of any company into which we are merged having a value of $120.00. The rights expire in March 2015 unless extended by our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to acquire us without the approval of our board of directors, our rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors regarding such acquisition.
          In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock (of which 500,000 shares have been designated as Series A Junior Participating Preferred Stock) and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.
          Further, certain provisions of our charter documents, including provisions establishing a classified board of directors, eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or our management, which could have an adverse effect on the market price of our stock. Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit an “interested stockholder” from engaging in a “business combination” with us for a period of three years after the date of the transaction in which the person became an interested stockholder, even if such combination is favored by a majority of stockholders, unless the business combination is approved in a prescribed manner. All of the foregoing could have the effect of delaying or preventing a change in control or management.
Risks Related to the Business
We could be required to conduct product recalls; concerns with the safety and quality of food products could harm our sales or cause consumers to avoid our products.
          We face risks associated with product liability claims and product recalls if our products cause injury, or become adulterated or misbranded. Our products are subject to product tampering, and to contamination risks, such as mold, bacteria, insects and other pests, shell fragments and off-flavor contamination. If any of our products were to be tampered with, or become tainted in any of these respects and we were unable to detect this prior to shipment, our products could be subject to a recall. Our ability to sell products could be reduced if governmental agencies conclude that our products have been tampered with, or that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents. A significant product recall could cause our products to be unavailable for a period of time. Adverse publicity could result in a loss of consumer confidence in our products. Product liability claims and product recalls could have a material adverse effect on demand for our products and, consequently, reduce our sales, income and liquidity.
Our raw materials are subject to fluctuations in availability and price.
          The availability, size, quality and cost of raw materials for the production of our products, including walnuts, pecans, peanuts, cashews, almonds and other nuts, are subject to risks inherent to farming, such as crop size and yield fluctuations caused by poor weather and growing conditions, pest and disease problems, and other factors beyond our control. Nut market prices fluctuate based on supply and demand. Worldwide demand for nuts has been increasing, and if the supply of nuts does not expand to meet demand, our costs will increase. Supply shortages and resulting price increases could hurt our profitability. High prices might dampen growth of consumer demand for nuts. Currently, we do not hedge against changes in nut commodity prices. Because walnuts represent approximately 70% of our net sales, we are particularly vulnerable to crop disasters or other events that could cause significant fluctuations in the availability and market prices of walnuts.
          We receive our walnut crop each Fall, and process and sell the crop over the next 12 to 15 months. We start each Fall with a large inventory of walnuts, which diminishes as we process and sell the crop. If there is a decline in the market price of walnuts, a significant portion of our inventories could decline in value, and this might result in a write-down of inventory. Our inventories of other nuts are also substantial. Any write-down of inventory would harm our operating results.
We face intense competition from national and regional competitors and snack food industry competitors that could negatively affect our results of operations.
          We operate in a highly competitive environment. In general, competition in our markets is based on product quality, price, brand recognition and brand loyalty. Our products compete against food and snack products sold by many regional and national companies, some of which are substantially larger and have greater resources than we have. We also compete for presence on the shelf space of retail grocers, convenience stores, drug stores, mass merchandisers and club stores. As these retailers consolidate, the number of customers and potential customers declines and the purchasing power of the consolidated retailers increases. As a result of the consolidation among national retailers, there is also greater pressure to manage distribution capabilities in ways that increase efficiency for these large retailers, especially on a national scale. Our competitors with greater resources than us may be in a better position than we are to meet these requirements. If we cannot improve our national distribution capabilities, we might not be able to compete effectively and may lose sales.
          With the launch of our Emerald of California brand snack nut product line, we entered the highly competitive snack food industry. Some channels through which we sell our Emerald products, such as drug stores and convenience stores, are different than those that we typically use for culinary and in-shell products, and we have less experience in these channels than our competitors. Our principal competitors in the snack industry have substantial financial, marketing and other resources. If our competitors lower their prices or increase their promotional spending, or we are unable to compete effectively, our growth opportunities, margins and profitability will decline.

The impact of the conversion and initial public offering on our business is difficult to predict; it could disrupt existing relationships and harm our financial results.
          Since 1912 we have operated as an agricultural cooperative association, and our management team has limited experience operating a public company. In connection with the conversion and initial public offering, our ownership will change, and our organizational mission will shift from delivering annual net proceeds to members to maximizing long-term stockholder value. If we do not manage this transition successfully, problems may arise that could increase our costs and decrease our profits. As a public company, we will be subject to time-consuming and costly requirements of periodic reporting, corporate governance and accounting that will increase our costs and present new management challenges. The conversion may disrupt our relationships with growers, suppliers and employees and harm our financial results.
Sales to our top four customers represent over 25% of our net sales. As a result, the loss of any of these customers could adversely impact our business.
          We depend on a few significant customers for a large proportion of our net sales, particularly in our culinary business. This concentration has become more pronounced with the trend toward consolidation in the retail grocery store industry. Sales to our four largest customers represented over 25% of our net sales for the years ended July 31, 2003 and 2004. The loss of a significant customer or a material decrease in purchases could result in decreased sales and adversely impact our net income.
Because we experience seasonal fluctuations in our sales, our quarterly results will fluctuate and our annual performance will depend largely on results from two quarters.
          Our business is highly seasonal, reflecting the general pattern of peak consumer demand for nut products during the months of October, November and December. Typically, a substantial portion of our revenues occur during our first and second fiscal quarters. We generally experience lower revenues during our third and fourth fiscal quarters and in the future may incur losses in these quarters. Sales in the first and second fiscal quarters accounted for approximately 65% of our revenues for the year ended July 31, 2004. If sales in these quarters are lower than expected, expenses may not be offset, which would adversely affect our operating results, and would have a disproportionately large impact on our operating results for that fiscal year.
Changes in the food industry, including changing dietary trends and consumer preferences, could reduce demand for our products.
          Consumer tastes can change rapidly due to many factors, including shifting consumer preferences, dietary trends and purchasing patterns. Our growth is largely dependent on the snack industry, where consumer preferences are particularly unpredictable. If we fail to anticipate, identify or react to these changes, demand for our products could decline, which would in turn cause our revenue and profitability to be lower.
Developments in the walnut industry could threaten our position in the industry.
          Advances in walnut shelling and processing equipment have recently made it possible for large growers with consistent supplies of easy-to-crack varieties of walnuts to shell their own walnuts and compete directly with us in the ingredient products segment. In the future, these growers could have lower processing costs than we do. In order to compete effectively in the ingredient market, we will need to develop strategies for responding to these market developments. If we are unable to respond effectively to this change, our sales and profits could be impaired.
We depend on our key personnel and if we lose the services of any of these individuals, or fail to attract and retain additional key personnel we will not be able to implement our business strategy or operate our business effectively.

          Our future success largely depends on the contributions of our senior operating management team, including Michael J. Mendes, our President and Chief Executive Officer, who manages the day-to-day operation of our business. We believe that the expertise and knowledge of these individuals about our industry, and their respective fields, are critical factors to our continued growth and success. We do not have key person insurance. The loss of the services of any of these individuals could have a material adverse effect on our business and prospects. Our success also depends upon our ability to attract and retain additional qualified marketing, technical and other personnel.
The Public Health Security and Bioterrorism Preparedness and Response Act of 2002 could disrupt our supply of imported nuts.
          The Public Health Security and Bioterrorism Preparedness and Response Act of 2002, which we refer to as the Bioterrorism Act, includes a number of provisions designed to help guard against the threat of bioterrorism, including new authority for the Secretary of Health and Human Services to take action to protect the nation’s food supply against the threat of intentional contamination. The U.S. Food and Drug Administration, or FDA, is responsible for developing and implementing these food safety measures. The FDA has been in the process of issuing new rules, and the uncertainty of the content of these rules makes it difficult for us to predict what impact they might have on our business. The potential actions that may be taken by the federal government under the Bioterrorism Act and related rules may have a material adverse effect on our business by limiting our supply of or increasing prices for cashews and other imported nuts. In addition, the Bioterrorism Act and related rules may also result in higher costs for plant security and product safety, and create additional costs associated with the new regulatory requirements. If we are unable to pass these higher costs on to our customers, our results of operations and financial condition may be adversely affected.
Government regulation could increase our costs of production and increase our legal and regulatory expenditures.
          We are subject to extensive regulation by government agencies. Among other things, these regulations govern the manufacturing, importation, processing, packaging, storage, distribution and labeling of our products. We are also subject to environmental regulations governing the discharge of air emissions, water and food waste, and the generation, handling, storage, transportation, treatment and disposal of waste materials. New or amended statutes and regulations, increased production at our existing facilities, and our expansion into new operations and jurisdictions, may require us to obtain new licenses and permits and could require us to change our methods of operations at costs that could be substantial. For example, we currently fumigate walnuts with methyl bromide to control pest infestations during the transport and storage of walnuts. A recent amendment to the Clean Air Act requires the use of methyl bromide for pest control to be phased out. We have obtained a temporary exemption from the phase out of methyl bromide, but we may not be able to maintain the exemption in the future. The currently available alternatives to methyl bromide are more expensive than methyl bromide and are less effective at controlling pest infestations. As a result, if we are unable to continue to use methyl bromide, our costs would increase, shipments of our products could be delayed and we may suffer pest infestations that could harm the nuts we use in our products. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, all of which could have a material adverse effect on our business.
We are subject to risks of doing business internationally.
          We conduct a substantial amount of business with vendors and customers located outside the United States. During the year ended July 31, 2004, sales outside North America accounted for 26.8% of our net sales, particularly in Germany, Japan, Spain and Italy. Our international operations are subject to a number of inherent risks, including:

•	local economic and political conditions, including disruptions in trading markets;

•	restrictive foreign governmental actions, including restrictions on transfers of funds and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	changes in legal or regulatory requirements affecting foreign investment, loans, taxes, imports, and exports;

•	currency exchange rate fluctuations which, depending upon the nature of the changes, may make our finished products more expensive compared to foreign grown products or may increase our cost of obtaining foreign-sourced raw materials; and

•	earthquakes, tsunamis, floods or other major disasters may limit the supply of nuts which we purchase abroad.
Any of the foregoing risks could have a material and adverse effect on our operating results.
Increased costs associated with product processing and transportation, such as water, electricity, natural gas and fuel, could increase our expenses and reduce our profitability.
          We require a substantial amount of energy and water to process our nuts. Also, transportation costs represent a material portion of the cost of our products, as we deliver our products and receive our raw materials via third party truck and rail companies. The prices of energy, water and transportation costs such as fuel prices and labor costs, fluctuate significantly over time. We may not be able to pass on increased costs of production or transportation to our customers. Increases in the cost of water, electricity, natural gas, fuel or labor could substantially harm our business and results of operations.
A disruption at any of our production facilities would significantly decrease production, which could increase our cost of sales and reduce our income from operations.
          A temporary or extended interruption in operations at any of our facilities, whether due to technical or labor difficulties, destruction or damage from fire or earthquake, infrastructure failures such as power or water shortages or any other reason, whether or not covered by insurance, could interrupt our manufacturing operations, disrupt communications with our customers and suppliers and cause us to write off inventory and to lose sales. These risks to our business are particularly acute with respect to our Stockton, California facility, where we produced products accounting for over 80.0% of our net sales for the year ended July 31, 2004. Further, current and potential customers might not purchase our products if they perceive our lack of an alternate manufacturing facility to be a risk to their continuing source of products.
The acquisition of other businesses would pose risks to our profitability.
          We intend to review acquisition prospects that we believe would complement our existing business. While we are not currently a party to any agreement with respect to any acquisitions, we may acquire businesses in the future. Future acquisitions could result in accounting charges, potentially dilutive issuances of equity securities, and increased debt and contingent liabilities, any of which could have a material adverse effect on our business and the market price of our common stock. Acquisitions entail many risks, including the integration of the acquired operations, diversion of management’s attention, risks of entering markets in which we have limited prior experience, and the potential loss of key employees of acquired organizations. We may be unable to integrate successfully businesses or the personnel of any business that might be acquired in the future, and our failure to do so could have a material adverse effect on our business and on the market price of our common stock.

Our business could be negatively impacted if we fail to maintain satisfactory labor relations.
          The success of our business depends substantially upon our ability to maintain satisfactory relations with our employees. The production and distribution employees working in our Stockton, California plant, who represent approximately 70% of our year-round work force, are members of the International Brotherhood of Teamsters. For example, we recently settled a strike that occurred subsequent to the expiration of the previous collective bargaining agreement. If a work stoppage or slow down were to occur under our collective bargaining agreement, in connection with the negotiation of a new contract in March 2010 or otherwise, it could adversely affect our business and disrupt our operations.
Risks Related to the Initial Public Offering
There previously has been no public market for our common stock. Our stock price could be volatile and could decline following the initial public offering, resulting in a substantial loss on your investment.
          There currently is no public market for our common stock, and our common stock will not be sold in the open market prior to the initial public offering. An active trading market in our common stock may not develop after the initial public offering. If an active trading market does develop, it may not continue and the trading price of our common stock may fluctuate widely as a result of factors that are beyond our control, including those listed below. From time to time, the stock market experiences extreme price and volume fluctuations that affect the market prices of many companies’ stocks. These broad market fluctuations could adversely affect the market price of our common stock. The price of our common stock could be subject to wide fluctuations in response to many factors, including those listed in this “Risk Factors” section of this disclosure statement/prospectus and others including:

•	our operating performance and the performance of other similar companies;

•	changes in our revenues or earnings estimates or recommendations by any securities analysts who may decide to follow our stock;

•	publication of research reports about us or our industry by any securities analysts who may decide to follow our stock;

•	speculation in the press or investment community;

•	terrorist acts; and

•	general market conditions, including economic factors unrelated to our performance.
          In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management’s attention and resources.
If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.
          The trading market for our common stock will be influenced by the research and reports that any industry or securities analysts who may decide to follow our stock publish about us or our business. If research analysts do not initiate coverage of our common stock, issue negative recommendations or fail to publish reports regularly about us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If our operating results were to fall below the expectations of securities analysts, our stock price could decline, perhaps significantly.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.
          The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on many factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.
          If our capital resources are not sufficient to satisfy our liquidity needs, we may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing. We may not be able to obtain additional financing, if required, in amounts or on terms acceptable to us, or at all.
Our management will have broad discretion as to the use of the net proceeds from the initial public offering.
          We cannot specify with certainty all of the particular uses for the net proceeds from the initial public offering, other than the repayment of a portion of our debt and the payment of cash to members of Diamond Growers in connection with the conversion. Accordingly, our management will have broad discretion as to any use of the undesignated net proceeds that we receive from the initial public offering. Management may apply these funds in ways that do not yield anticipated benefits, or that lead to unexpected costs.
We will incur increased costs as a result of being a public company.
          As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We expect that the rules and regulations that apply to us because we are a public company will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, as a result of becoming a public company, we will add independent directors to our board of directors and adopt policies regarding internal controls over financial reporting and disclosure controls and procedures. In addition, we will incur additional costs associated with preparing and filing the reports required by the Securities Exchange Act of 1934. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of these costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This disclosure statement/prospectus contains forward-looking statements, such as statements about our plans, objectives, expectations and intentions and the completion of our initial public offering and the conversion. These forward-looking statements include, but are not limited to, statements concerning:

•	anticipated advantages and risks associated with our business;

•	our future operating results;

•	anticipated size of or trends in the markets in which we compete and the anticipated competition in those markets;

•	cost and availability of raw materials, such as walnuts, pecans, peanuts, cashews, almonds and other nuts;

•	market conditions for products, including competitive factors and the supply and pricing of competing products;

•	effectiveness of our sales and marketing programs;

•	our roll-out of Emerald of California brand snack nut products;

•	acquisition activities and the effect of completed acquisitions;

•	our ability to obtain additional financing or make payments on our debt;

•	our future capital requirements and our ability to satisfy our capital needs; and

•	regulatory developments, industry conditions and market conditions.
          Throughout this disclosure statement/prospectus, we often use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions to identify forward-looking statements.
          Our forward-looking statements are subject to many risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by forward-looking statements in this disclosure statement/prospectus. You should carefully consider the cautionary statements set forth in “Risk Factors” and other sections of this disclosure statement/prospectus. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this disclosure statement/prospectus.

THE SPECIAL MEETING
Date, Time, Place and Purpose
          This disclosure statement/ prospectus is being furnished to Diamond Growers members in connection with the solicitation of proxies by the Diamond Growers board of directors to be voted at the special meeting of members to be held at our principal offices at 1050 South Diamond Street, Stockton, California on                     , 2005, beginning at 10:00 a.m., and at any adjournment thereof.
          Prior to the special meeting, Diamond Growers will hold regional informational meetings to allow members to learn more about the conversion and have their questions answered. The regional informational meetings will be held as follows:

•	Region I informational meeting to be held at on , 2005 at 2:00 p.m.;

•	Region II informational meeting to be held at on , 2005 at 2:00 p.m.;

•	Region III informational meeting to be held at on , 2005 at 2:00 p.m.
          At the special meeting, Diamond Growers members will be asked to approve the conversion agreement providing for the conversion of Diamond Growers from a member-owned California agricultural cooperative association into a stockholder-owned Delaware corporation through the merger of Diamond Growers with and into its wholly-owned subsidiary, Diamond Foods. At the special meeting, Diamond Growers members also may be asked to consider and vote upon any motion submitted to a vote of the members to adjourn or postpone the special meeting to another time and place for the purpose of soliciting additional proxies and the transaction of any other business incident to the conduct of the special meeting.
Unanimous Recommendation by Board of Directors
          After careful consideration, the Diamond Growers board of directors believes that the conversion is consistent with, and in furtherance of Diamond Growers’ long-term business strategy and the conversion is fair to, advisable and in the best interests of Diamond Growers and its members. The Diamond Growers board of directors unanimously recommends that its stockholders vote “FOR” the proposed conversion. The directors of Diamond Growers have interests in the conversion and proposed initial public offering that may differ from other members of Diamond Growers. Information about the directors of Diamond Growers and the interests they may have in the conversion is available in this document under “The Plan of Conversion — Interests of Certain Persons in the Conversion,” beginning on page 43.
Eligibility to Vote
          You have the right to vote on the conversion and any other matters submitted for a vote at the special meeting if you were a member of Diamond Growers as of the close of business on                     , 2005, which the Diamond Growers board of directors has established as the record date for the special meeting. Voting interests held by Diamond Growers members are determined in accordance with Section 3.01 of our bylaws and Article 8 of our articles of incorporation. Each member is entitled to a number of votes equal to the total tons of walnuts delivered in the two crop years preceding the date of calculation of the voting rights. Generally, voting rights are calculated as of May 15 of each year, and are recalculated annually. As of                     , 2005, there were 1,735 members entitled to cast an aggregate of 285,212 votes at the special meeting.
Required Vote
          The presence at the special meeting of members holding a majority of the Diamond Growers voting interests in person or by proxy card, will constitute a quorum. The affirmative vote of members holding a majority of the Diamond Growers voting interests is necessary to approve the conversion.

How to Vote
          Voting by Proxy Card. If you wish to vote by proxy card, you should complete and sign your green proxy card and return it by hand delivery at one of the regional informational meetings or by mail to EquiServe Trust Company, N.A., the independent inspector of the election. A green stamped envelope is enclosed for your use. Mailed proxy cards must be received by the final vote at the special meeting, or any adjournment thereof, in order to be counted. Your proxy card should be marked with a vote either “FOR” or “AGAINST” the conversion. Unsigned proxy cards, proxy cards showing a vote both “FOR” and “AGAINST” the conversion and proxy cards which are signed, but which do not show a vote either “FOR” or “AGAINST” the conversion will not be regarded as votes cast and will have the same effect as a vote against the conversion.
          To request a new proxy card, please call the independent inspector of the election at (781) 575-2294.
          Voting in Person. Members who want to cast their vote in person may do so at the special meeting to be held at our principal executive offices, 1050 South Diamond Street, Stockton, California, beginning at 10:00 a.m. on                     , 2005.
          How to Revoke a Proxy Card Vote. If you submit a proxy card, you may revoke it at any time before it is voted by:

•	delivering to the Secretary of Diamond Growers a written notice, dated later than the proxy card you wish to revoke, stating that proxy card vote is revoked;

•	submitting to the Secretary of Diamond Growers a new, signed proxy card with a date later than the proxy card you wish to revoke; or

•	attending the special meeting and voting in person.
          Notices to the Secretary of Diamond Growers should be addressed to Secretary, Diamond Walnut Growers, Inc., 1050 South Diamond Street, Stockton, California 95205-7087.
Voting by Diamond Growers’ Directors
          All members of the Diamond Growers board of directors have indicated they will vote their Diamond Growers voting interests to approve the conversion agreement and conversion. In the aggregate, these directors own or are entitled to vote approximately 11.0% of the Diamond Growers voting interests outstanding on the record date.
Solicitation of Proxies
          Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Diamond Growers. No additional compensation will be paid to directors, officers or employees for such solicitation.

THE PLAN OF CONVERSION
          The material terms of the conversion agreement are described in this section. This description does not provide a complete description of all the terms and conditions of the conversion. It is qualified in its entirety by the text of the conversion agreement, which is attached as Annex A to this disclosure statement/ prospectus. We urge you to read all of the Annexes in their entirety.
General
          The conversion agreement provides for Diamond Growers, a member-owned California agricultural cooperative association, to convert into a stockholder-owned Delaware corporation by merging with and into its wholly-owned subsidiary, Diamond Foods. Pursuant to the conversion agreement, the property interests of Diamond Growers members will be converted into shares of Diamond Foods common stock and/or cash. Cash will be available to you only if we sell more than 4,000,000 shares in our proposed initial public offering and cash remains available for distribution to members after paying amounts to members who exercise statutory dissenters’ rights in the conversion. Diamond Foods will be the corporation that continues in existence after the conversion. The existing business and assets of Diamond Growers will be carried on by Diamond Foods. The conversion will occur only if we complete an underwritten initial public offering. The board of directors currently proposes to conduct an initial public offering of 5,333,333 shares of Diamond Foods common stock at a price of between $14.00 and $16.00 per share. The number of shares sold or the price at which shares are sold could be different, but in any event will be no less than 4,000,000 shares and $5.00 per share, unless we resolicit your vote.
What You Will Receive in the Conversion

General
          In the conversion we will distribute shares of Diamond Foods common stock and/or cash to members in exchange for their Diamond Growers property interests. Members will not have to pay for the shares they receive in the conversion. The amounts of stock and cash distributed to members will vary depending on many factors.
          We currently estimate that as a result of the conversion and our proposed initial public offering, and based on the assumptions stated under the section entitled “About This Disclosure Statement/ Prospectus” at the beginning of this document on page i, we will distribute to members 6,726,874 shares of common stock, with an estimated value of $100.9 million, and $18.6 million of cash for an aggregate value of $119.5 million.
          The number of shares and the amount of cash distributed to members may vary as a result of changes in any of our assumptions. For example:

•	If Diamond Growers members request to receive less cash than is available for distribution in the conversion, then we will fulfill all members’ requests for cash, distribute more shares to members, and retain more net proceeds from the sale of shares in our initial public offering for use in our business;

•	If we sell fewer than 5,333,333 shares in our proposed initial public offering, then fewer shares will be sold to raise cash on behalf of Diamond Growers members;

•	If the initial public offering price is higher or lower than $15.00 per share, the initial value of any shares you receive will be more or less than what is estimated above, and the amount of cash you receive instead of shares will be proportionately larger or smaller; and

•	If any Diamond Growers members exercise statutory dissenters’ rights, the amount of cash available for distribution to Diamond Growers members in the conversion will be reduced by that amount.

          The Diamond Growers board of directors are required by law and our bylaws to exercise their fiduciary duties to the company and the members to determine in good faith the initial public offering price per share. This determination will be based on a variety of factors, including market conditions and investor demand for shares of our common stock at the time of the initial public offering. The estimated price range of our proposed initial public offering is $14.00 per share - $16.00 per share. Our board of directors intends to sell our stock at a price in this range. However, our board of directors may in its discretion complete the conversion so long as we complete a qualified IPO, which could result in the value of the shares of Diamond Foods common stock, the amount of cash available for distribution in the conversion, and the amount of proceeds that Diamond Foods receives from the initial public offering being different than assumed above. We will not be required to, and we do not intend to, resolicit approval of the conversion by Diamond Growers members so long as we complete a qualified IPO.
          Generally, each member of Diamond Growers will receive shares of Diamond Foods common stock and/or cash in proportion to the sum of the member’s patronage for the two crop years with the highest patronage out of the last six crop years divided by the total of this calculation for all members. Patronage for the 1999 crop year to the 2003 crop year is actual patronage. Patronage for the 2004 crop year is estimated in accordance with section 2.11 of our bylaws (by using 2004 crop year pounds delivered and 2003 crop year amounts paid per pound), because 2004 crop year amounts paid per pound are not yet available. We have included on the Property Interest Report for each member the member’s property interest in Diamond Growers calculated through the end of the 2004 crop year.
          The following table illustrates how the net proceeds to Diamond Foods from the offering and distribution of shares and cash in the conversion will change based upon changes in the price per share in our initial public offering:

	Net Proceeds from	Cash	Net Proceeds	Value of Shares
	Initial Public	Distributed to	Retained by	Distributed to
Price Per Share(1)	Offering(2)(3)	Members(4)	Diamond Foods(5)	Members

$24.00	$117,039,993	$29,759,993	$87,280,000	$161,444,976
$22.00	107,119,993	27,279,993	79,840,000	147,991,228
$20.00	97,199,994	24,799,994	72,400,000	134,537,480
$18.00	87,279,994	22,319,994	64,960,000	121,083,732
$16.00	77,359,995	19,839,995	57,520,000	107,629,984
$15.00	72,399,995	18,599,995	53,800,000	100,903,110
$14.00	67,439,996	17,359,996	50,080,000	94,176,236
$12.00	57,519,996	14,879,996	42,640,000	80,722,488
$10.00	47,599,997	12,399,997	35,200,000	67,268,740
$8.00	37,679,998	9,919,998	27,760,000	53,814,992
$6.00	27,759,998	7,439,998	20,320,000	40,361,244
$5.00	22,799,998	6,199,998	16,600,000	33,634,370

(1)	We selected these prices as follows: The estimated price range for our sale of common stock in our proposed initial public offering is $14.00 per share - $16.00 per share. We have shown net proceeds, cash distributed to members, net proceeds retained by Diamond Foods and value of shares distributed to members at even increments of one Dollar per share above and below that range and at $5.00 per share. We have no current intention to sell our stock at any price other than between $14.00 per share and $16.00 per share; this table illustrates the effect of any pricing decision within or outside the range. $5.00 per share represents the minimum per share price for a qualified IPO.

(2)	This represents the total amount paid by purchasers in the initial public offering, net of underwriting discounts and estimated expenses of the initial public offering and conversion.

(3)	Assumes that the underwriters in the initial public offering do not exercise their overallotment option. If the underwriters exercise their overallotment option in full, net proceeds from the initial public offering and net proceeds retained by Diamond Foods would increase by approximately $11.2 million, assuming an initial public offering price of $15.00 per share.

(4)	Assumes that members of Diamond Growers request cash instead of 1,333,333 shares in the conversion; if less cash is requested, less cash and more shares will be distributed to members.

(5)	Represents net proceeds from the initial public offering less cash distributed to members.
          In the event we sold fewer shares in the initial public offering, net proceeds for the initial public offering would be correspondingly smaller. For example, the following table illustrates how the net proceeds to Diamond Foods and distribution of shares and cash in the conversion will change based upon changes in the price per share in our initial public offering if Diamond Foods were to sell 4,000,000 shares of its common stock in the initial public offering, the minimum qualified IPO requirement:

	Net Proceeds from	Cash	Net Proceeds	Value of Shares
	Initial Public	Distributed to	Retained by	Distributed to
Price Per Share(1)	Offering(2)(3)	Members(4)	Diamond Foods(5)	Members

$24.00	$87,280,000	$—	$87,280,000	$193,444,968
$22.00	79,840,000	—	79,840,000	177,324,554
$20.00	72,400,000	—	72,400,000	161,204,140
$18.00	64,960,000	—	64,960,000	145,083,726
$16.00	57,520,000	—	57,520,000	128,963,312
$15.00	53,800,000	—	53,800,000	120,903,105
$14.00	50,080,000	—	50,080,000	112,842,898
$12.00	42,640,000	—	42,640,000	96,722,484
$10.00	35,200,000	—	35,200,000	80,602,070
$8.00	27,760,000	—	27,760,000	64,481,656
$6.00	20,320,000	—	20,320,000	48,361,242
$5.00	16,600,000	—	16,600,000	40,301,035

(1)	We selected these prices as follows: The estimated price range for our sale of common stock in our proposed initial public offering is $14.00 per share - $16.00 per share. We have shown net proceeds, cash distributed to members, net proceeds retained by Diamond Foods and value of shares distributed to members at even increments of one Dollar per share above and below that range and at $5.00 per share. We have no current intention to sell our stock at any price other than between $14.00 per share and $16.00 per share; this table illustrates the effect of any pricing decision within or outside the range. To complete a qualified IPO, we may not sell shares of Diamond Foods common stock for less than $5.00 per share.

(2)	This represents the total amount paid by purchasers in the initial public offering, net of underwriting discounts and estimated expenses of the initial public offering and conversion.

(3)	Assumes that the underwriters in the initial public offering do not exercise their overallotment option. If the underwriters exercise their overallotment option in full, net proceeds from the initial public offering and net proceeds retained by Diamond Foods would increase by approximately $11.2 million, assuming an initial public offering price of $15.00 per share.

(4)	If we sell only 4,000,000 shares in the initial public offering, no cash will be available to Diamond Growers members in the conversion. See “— Optional Cash Request” below.

(5)	Represents net proceeds from the initial public offering less cash distributed to members.

Optional Cash Request
          In the conversion, each member may request to have his or her Diamond Growers property interest converted entirely into shares of Diamond Foods common stock, entirely into cash instead of shares, or into a combination of shares and cash. Under the conversion agreement, we will distribute up to 8,060,207 shares of Diamond Foods common stock to our members. We will distribute cash instead of shares of common stock to those members who request to receive cash instead of shares for all or a portion of their property interests. The conversion agreement allows us to distribute cash instead of shares of common stock in an amount equal to the net proceeds (after underwriting discounts of 7%) of up to 1,333,333 shares of our common stock in our initial public offering (not including any shares sold pursuant to the exercise of the underwriters’ overallotment option). The amount of cash available for distribution in the conversion will be reduced to the extent of any cash paid to members who exercise statutory dissenters’ rights in connection with the conversion. See “— Dissenters’ Rights.”
          We expect to be able to distribute a maximum of $18.6 million in cash to those members who request to receive cash in exchange for all or a portion of their property interests. The following table illustrates the impact that varying amounts of shares sold in the offering and varying member requests for cash instead of shares in the conversion will have on the cash distributed to members, net proceeds retained by Diamond Foods, shares distributed to members and total shares outstanding immediately after the initial public offering based on an initial public offering price of $15.00 per share.

	Shares Sold on
	Behalf of	Shares Sold		Net Proceeds	Shares	Value of Shares	Total
Shares Sold in Initial Public	Members	on Behalf	Cash Distributed	Retained by	Distributed to	Distributed to	Outstanding
Offering	Requesting Cash(1)	of Company	to Members	Diamond Foods	Members	Members	Shares

6,133,333(2)	1,333,333	4,800,000	$18,599,995	$64,960,000	6,726,874	$100,903,110	13,466,667
5,333,333	1,333,333	4,000,000	18,599,995	53,800,000	6,726,874	100,903,110	12,666,667
5,333,333	1,000,000	4,333,333	13,950,000	58,449,995	7,060,207	105,903,105	13,000,000
5,333,333	666,667	4,666,666	9,300,005	63,099,991	7,393,540	110,903,100	13,333,333
5,333,333	333,333	5,000,000	4,649,995	67,750,000	7,726,874	115,903,110	13,666,667
5,333,333	—	5,333,333	—	72,399,995	8,060,207	120,903,105	14,000,000
5,000,000	1,000,000	4,000,000	13,950,000	53,800,000	7,060,207	105,903,105	12,666,667
5,000,000	666,667	4,333,333	9,300,005	58,449,995	7,393,540	110,903,100	13,000,000
5,000,000	333,333	4,666,667	4,649,995	63,100,005	7,726,874	115,903,110	13,333,334
5,000,000	—	5,000,000	—	67,750,000	8,060,207	120,903,105	13,666,667
4,000,000	—	4,000,000	—	53,800,000	8,060,207	120,903,105	12,666,667

(1)	A maximum of 1,333,333 shares of Diamond Foods common stock will be sold to raise cash for members of Diamond Growers, and only if the initial public offering is larger than 4,000,000 shares will any cash be available for Diamond Growers members. For any particular number of shares sold on behalf of members, the amount of cash distributed to members is determined entirely by the initial public offering price and the underwriting discounts of 7%.

(2)	This amount, reflecting an assumed exercise of the underwriters’ option to purchase up to 800,000 additional shares to cover any overallotments in our proposed initial public offering, illustrates the impact of any offering of more than 5,333,333 shares, namely that the amount of cash distributed to members does not increase if our proposed initial public offering size increases.

          The conversion agreement also provides that if we sell fewer than 5,333,333 shares in the initial public offering, the amount of cash available for distribution to Diamond Growers members requesting to receive cash instead of shares will be reduced. If we sell 4,000,000 shares in the initial public offering, no cash will be available for distribution to Diamond Growers. The exercise of the underwriters’ overallotment option will have no effect on cash available for distribution.
          The amount of cash available for distribution to Diamond Growers members requesting to receive cash instead of shares will not change if we sell more than 5,333,333 shares in the initial public offering. The exercise of the underwriters’ overallotment option (if any) will have no effect on the cash available to members.
          Since the amount of cash that is available for distribution under the conversion agreement is limited as described above, we may be unable to honor all requests for cash instead of shares that we receive from members.

          If the amount of cash available for distribution is less than aggregate cash requested by members, then cash will be allocated according to the following principles:

•	First, cash will be paid to each requesting member in an amount up to the total cash available for distribution, divided by the total number of Diamond Growers members as of the record date (1,735 members);

•	For example, if 867 of the 1,735 members request cash instead of shares, and $18,599,995 is available for distribution (5,333,333 shares sold at an initial public offering price of $15.00), then each member requesting cash would be entitled to $10,720 ($18,599,995/ 1,735 members), or such lesser amount as they requested. If less cash is available, whether because the initial public offering is smaller or as a result of a lower price per share, the Dollar amounts would be proportionately smaller.

•	Second, any additional cash available for distribution will be paid to requesting members in proportion to their remaining requested cash conversion amounts; and

•	For example, if 117 of the 867 members requesting cash instead of shares in the example above were fully satisfied by the immediately preceding principle, the remaining 750 members requesting cash would receive all of the remaining available cash in proportion to their respective remaining cash requests.

•	Third, for any amount of cash requested in excess of cash available for distribution, members will receive shares of Diamond Foods common stock.
          If members request to receive less cash than is available for distribution under the conversion agreement, then we will fulfill all requests for cash instead of shares that we receive from members, and each member will receive shares of Diamond Foods in exchange for the rest of their property interest. If this happens, we still intend to sell the shares in our initial public offering that otherwise would have been used to pay cash to members in connection with the conversion, and we will retain the net proceeds from the sale of these shares for use in our business.
          You should indicate whether you wish to receive common stock, cash, or a combination of both by completing and returning the conversion request form (part of the green document included with this disclosure statement/ prospectus). Each member’s request about how they would like conversion proceeds to be paid will be final and irrevocable as of the date of the special meeting. If we do not receive your request prior to the date of the special meeting, all of your property interest will be converted into shares of Diamond Foods common stock.
Background of the Conversion
          Over the last several years, we have examined many alternatives to strengthen our competitive position in the marketplace and our prospects for long-term survival and growth, including private investments in Diamond Growers, member retains, debt financing and other alternatives. The importance of considering these alternatives has increased over time, as the competitive landscape has changed and the need for capital to compete effectively has risen. Several of the factors considered by the board of directors are discussed below.

•	Diamond experienced significant declines in consumer shelled walnut sales from the mid-1980s to the mid-1990s, which we attributed to consolidation in the retail market that favored companies who could market and distribute a full line of nut products to retail buyers, rather than companies that could provide only a single commodity. To compete more effectively, Diamond launched a strategy of extending its product offering to a broad line of culinary and inshell nuts. As a result, our consumer shelled walnut sales increased over 50% from 1998 to 2004, to levels higher than before the decline. Initiatives of this sort to meet changes in the marketplace require significant capital resources.

•	Growth and the volume of walnuts delivered to us have also increased our need for capital. Between 1997 and 2004, the total amount of walnuts delivered to us annually, measured in inshell pounds, has increased by 65%. Since members delivering walnuts receive an advance payment of approximately 40% to 50% of the estimated walnut crop value when the crop is delivered, requirements for capital for these payments increased accordingly. In addition, processing and marketing larger volumes of walnuts requires more capital resources.

•	Cooperatives such as Diamond Growers have traditionally raised equity capital through the use of amounts withheld from payments to members, such as crop retains. In essence, crop retains are involuntary interest-free loans by members to the cooperative, which are subordinated to external debt. Growers recognize taxable income on the full amount of their net proceeds, including the amount retained by the cooperative. Until we adopted a policy of revolving back retains and not using them in the future, members left Diamond Growers to avoid retains. As a result, our board determined that crop retains were not an appropriate way to finance our operations and growth.

•	Debt financing is a useful but limited method of financing operations and expansion. In recent years interest rates have increased, raising our financing costs.

•	Because the cooperative requires annual distribution of net proceeds of the business, and there is no ownership interest to reward long-term appreciation in the value of the enterprise, cooperative members have an incentive to encourage maximum cash distributions each year and have no incentive to encourage investment for future growth.

•	As our non-patronage business has expanded rapidly in recent years, it has become more likely that the Diamond Growers non-patronage business would exceed 50% of revenue and Diamond Growers might lose its ability under Subchapter T of the Internal Revenue Code not to pay tax on its patronage business. Losing the ability to avoid taxation on the patronage business would remove an advantage of being a cooperative association and result in an additional tax burden on the company.
          In light of these experiences and factors, the board of directors determined that continued growth was necessary for the company to be successful in the future. For several years, our board of directors examined capital, strategic and structural initiatives that Diamond Growers might take in order to strengthen our competitive position and long-term prospects. These potential initiatives have included possible debt restructurings, third-party equity investments, business combinations and conversion to a corporation. Over time, it became apparent that a significant structural change would be necessary in order to provide Diamond Growers and its members with an opportunity for future success. The Diamond Growers board of directors agreed to investigate the possibility of converting into a different corporate form.
          In March 2004, our board of directors began to explore the possibility of pursuing a conversion to a corporation and a related initial public offering of common stock. At its meeting in July 2004, our board of directors continued to investigate and have general discussions of this possible conversion and public offering, including the mechanics of such a transaction and its potential benefits.
          On November 22, 2004, the board convened a meeting with all members present. The board also invited members of management and representatives of our outside legal counsel, Fenwick & West LLP. Management reported to the board regarding the results of management’s research regarding the various aspects of the potential conversion and initial public offering. Management also discussed with the board its progress on engaging an investment banking firm and related preliminary valuation information it had received from bankers in the process. The board authorized and directed management to further explore the conversion and the initial public offering concept and to report its findings to the board for its consideration at its next meeting.
          At its meetings on December 28 and December 29, 2004, the board and management met and had extensive discussions and presentations concerning the benefits and costs associated with conversion to a corporation and an initial public offering. Considering our current position in our industry and our strategic vision for the future, the board concluded that a conversion and an initial public offering was a superior opportunity for the company’s long-term prospects as compared to other alternatives previously considered. In particular, the board discussed the following considerations in connection with the conversion:

•	A conversion would broaden our financing alternatives.

•	The conversion and initial public offering would enable our members to convert illiquid property interests in the cooperative into transferable common stock traded on a public market.

•	Improved access to capital and the ability to use common stock as acquisition consideration could enable us to acquire new businesses, companies and products that could strengthen our competitive position in the marketplace.

•	The initial public offering would enable us to raise new equity capital to finance capital improvements and business activities to pursue our commercial objectives.

•	The proceeds of the initial public offering would enable us to reduce our indebtedness and finance capital improvements and business activities to pursue our commercial objectives.
          On December 28, 2004, the board convened a meeting at which all but one member was present, to which it invited representatives of Fenwick & West and Merrill Lynch. Merrill Lynch made a presentation about the benefits and costs of a conversion and initial public offering, and reported to the board and senior management on its experience with similar transactions. The board of directors determined that it was in the best interests of Diamond Growers and its members to pursue a conversion transaction further, but reserved a decision on whether to proceed with such transactions pending receipt of valuation information and resolution of several other structural and related issues. As a result, the board authorized and directed management to further examine a potential conversion transaction and initial public offering, engage a financial advisor and report the results to the board at its next meeting.
          On January 14, 2005, Diamond Growers engaged Merrill Lynch to act as its financial advisor in connection with the conversion and as its lead managing underwriter in the initial public offering.
          At the February 22, 2005 board meeting, the board of directors met with members of senior management and representatives of Fenwick & West and Merrill Lynch. Merrill Lynch delivered a presentation concerning the conversion and initial public offering of Diamond Foods common stock.
          Merrill Lynch’s presentation included a discussion of the possible value of the equity of Diamond Foods if it were traded in the public market and was based on the as adjusted capitalization described in this disclosure statement/ prospectus under the caption “Unaudited Pro Forma Consolidated Financial Information,” and economic, market, financial and other conditions then prevailing and various assumptions. Merrill Lynch recommended to the board an initial public offering price range of $14.00 to $16.00 per share. Merrill Lynch’s presentation was among several factors taken into consideration by the board in determining the proposed range of initial public offering prices of Diamond Foods common stock. Merrill Lynch’s presentation was intended for the sole use and benefit of the board and does not constitute a recommendation to any member as to how that member should vote on the proposed plan of conversion or any related matter. In addition, Merrill Lynch’s presentation did not discuss, and Merrill Lynch expressed no opinion regarding, the prices at which shares of Diamond Foods common stock may trade following the proposed initial public offering.
          At a meeting of the board of directors held March 10 and 11, 2005, the board met with members of senior management and a representative of Fenwick & West. The board further considered the advantages and disadvantages of the conversion. In particular, the board discussed the following considerations in connection with the conversion:

•	The conversion and initial public offering would permit the distribution to members of Diamond Growers of the equity value of the Diamond Growers business, while permitting those members to continue selling walnuts to Diamond Foods.

•	The conversion would enable Diamond Growers members to convert non-transferable property interests in Diamond Growers into transferable common stock in Diamond Foods, and their ongoing ownership interests would not be determined by the amount of walnuts processed and sold.

•	The initial public offering would enable Diamond Growers members who become Diamond Foods stockholders to own shares of common stock that are traded on a public market.

•	The conversion would not require any payments to us by our members.

•	Diamond Foods stockholders would be able to increase or decrease their ownership interest in Diamond Foods through open market purchases and sales.

•	The initial public offering would enable Diamond Growers to reduce the amount of debt on its balance sheet and to finance capital improvements and business activities to pursue its commercial objectives.

•	The conversion and initial public offering would improve financing alternatives for the Diamond Growers business.

•	The initial public offering would enable Diamond Foods to use common stock to acquire new businesses, companies and products that could strengthen its competitive position in the marketplace.

•	With the ability to provide equity incentive compensation, such as stock options and restricted stock, Diamond Foods would be better able to recruit, develop and retain qualified employees and management while preserving its cash resources.

•	The conversion can be effected in such a manner that the members of Diamond Growers will not be taxed on the receipt of Diamond Foods common stock.

•	As a cooperative, Diamond Growers is not generally taxed on earnings from the patronage business that are distributed to members; after the conversion, Diamond Foods will be taxed on taxable income from all of its business, including its walnut business.

•	Diamond Foods may be more likely to be the target of an unsolicited takeover attempt.

•	Diamond Foods will not be owned by walnut growers only.

•	It will be more costly to operate the business as a public corporation.
          At a meeting of the board of directors held on March 22, 2005, the board of directors met with members of senior management and representatives of Fenwick & West and Merrill Lynch. At such meeting, the board of directors considered and unanimously approved, among other things, the initial public offering, the conversion agreement, the filing of registration statements with the Securities and Exchange Commission in connection with the conversion and initial public offering and a stockholder rights plan. The board members also unanimously recommended that the members approve the conversion.
          At a meeting of the board of directors held on May 26, 2005, the board of directors resolved that the proposed initial public offering at a minimum meet the requirements of a qualified IPO.

Initial Public Offering
          The principal reason for the conversion and the initial public offering is to increase our financial strength through improved access to capital. We believe this will enhance our ability to make additional capital expenditures necessary to improve our operations generally, to develop additional products and to sell more of our products. In addition, access to capital and the ability to use stock for acquisitions could strengthen Diamond Foods as a competitor in the marketplace. The conversion and the initial public offering will also provide liquidity to our members for their property interests in Diamond Growers.
          We plan to raise approximately $72.4 million of net proceeds in the initial public offering. We intend to use the proceeds from the initial public offering to repay a portion of our debt, to pay cash to members of Diamond Growers in connection with the conversion, and for general corporate purposes. In the initial public offering, we expect to sell approximately 31.6% of the Diamond Foods common stock to generate $53.8 million in net proceeds for use in our business, and 10.5% of the common stock to generate an additional $18.6 million of net proceeds to pay growers who elect to receive cash rather than shares in the conversion. You should make your decisions about the conversion considering that we may complete an initial public offering that meets only minimum qualified IPO requirements, which affects the net proceeds from our proposed initial public offering as illustrated in the tables on pages 27, 28 and 29. The remaining shares of Diamond Foods common stock will be distributed to members of Diamond Growers in the conversion and to members of our management and board of directors pursuant to our equity compensation plans.
          The underwriters have an overallotment option to purchase 800,000 shares of common stock in our initial public offering. Throughout this document, we assume no exercise of that overallotment option. If the overallotment option is exercised, Diamond Foods will receive an additional $11.2 million of net proceeds, however the number of shares distributed and amount of cash distributed to Diamond Growers will not change.
Conditions to Completion of the Conversion
          In order for us to complete the conversion, the following approvals and conditions, among others, must be obtained and/or satisfied:

Approval by Our Members
          To complete the conversion we must obtain the approval of members holding a majority of Diamond Growers voting interests. The voting interests held by Diamond Growers members are determined in accordance with Section 3.01 of our bylaws and Article 8 of our articles of incorporation.

Initial Public Offering
          To complete the conversion, we must complete the initial public offering. However, under the conversion agreement, we may, in the discretion of our board of directors, complete the conversion even if we complete our initial public offering at an initial public offering price per share or number of shares sold that is less than the range of estimates presented in this disclosure statement/ prospectus. If this occurs, the value of the shares of Diamond Foods common stock and cash that you receive in the conversion, as well as the amount of proceeds that Diamond Foods receive from the initial public offering will decline.
Amendment or Withdrawal of the Conversion Agreement
          The conversion agreement may be amended by a majority vote of Diamond Growers board of directors at any time, except as prohibited by law.
          Diamond Growers’ board of directors is authorized to terminate or withdraw from the conversion agreement at anytime prior to the effective date of the conversion, whether before or after member approval is obtained.

Walnut Purchase Agreement
          You will have the option of continuing to sell walnuts to Diamond Foods by entering into a Walnut Purchase Agreement with Diamond Foods. You are not required to enter into a Walnut Purchase Agreement in order to receive the consideration in the conversion or to hold Diamond Foods common stock.
          The Walnut Purchase Agreement provides for the purchase by Diamond Foods of the grower’s entire production, in a manner similar to the way in which we pay members for walnuts under Diamond Growers’ current Marketing Agreement. The same grower payment schedule, delivery terms, and walnut grading system will be used. However, instead of paying growers based on their portion of the net proceeds of the crop pool to which they contributed, each March Diamond Foods will determine a purchase price based on market conditions, quality, variety and other relevant factors. Each member of Diamond Growers will have the opportunity to sign a Walnut Purchase Agreement with Diamond Foods that will have a term equal to the member’s term under their current Marketing Agreement plus an extension (at the grower’s option) of 3, 5 or 10 years.
          Additionally, Diamond Growers is exempt from producer’s liens as an agricultural cooperative association. As a for-profit corporation, Diamond Foods will no longer be exempt from producer’s liens and will include a waiver of producer’s lien in the terms of the Walnut Purchase Agreement.
          Diamond Growers members are required to enter into Walnut Purchase Agreements with Diamond Foods no later than                     , 2005. If a member does not enter into a Walnut Purchase Agreement prior to                     , 2005, Diamond Foods will not be required to accept or purchase any walnuts from the member.
Distribution of Diamond Foods Stock Certificates and Cash
          As soon as practicable after the completion of the conversion, we will calculate the number of shares of Diamond Foods common stock and cash that each member will receive, based upon the initial public offering price and the requests to receive cash instead of shares that we have received. The shares of Diamond Foods common stock that members receive in the conversion will initially be issued in book-entry form without stock certificates. Each member’s ownership in Diamond Foods common stock will be entered on the records of Diamond Foods, and we will mail a notice showing the number of shares each member owns and a check for any cash to which he or she is entitled. Each member will be able to request a stock certificate representing his or her shares or, subject to the transfer restrictions described herein, request to transfer the book-entry shares to his or her own brokerage account by writing to EquiServe Trust Company, N.A., which will be Diamond Foods’ transfer agent. The stock transfer agent will mail a stock certificate to each member or transfer his or her shares to his or her brokerage account promptly following the request. For more information regarding the tax consequences of owning and selling Diamond Foods common stock, see “Material U.S. Federal Income Tax Consequences of the Conversion and of Owning Diamond Foods Common Stock.”
          Diamond Growers members will receive cash (based on the initial public offering price) in exchange for fractional shares in the conversion. For example, if in the conversion of a member’s property interest, the member was to receive the equivalent of one-half of a share of Diamond Foods, the member would receive a cash payment of approximately $7.50 (assuming the initial public offering common stock price for Diamond Foods common stock is $15.00 per share) instead of receiving one-half of a share of Diamond Foods common stock.
          We expect to distribute the shares of Diamond Foods common stock and cash to which members are entitled approximately eight to ten weeks after we complete the conversion and the initial public offering and all properly asserted dissenters’ rights have been provided for.

Dissenters’ Rights
          If the conversion is completed, Diamond Growers members who do not vote in favor of the conversion and who comply with the procedures described in Chapter 13 of the California General Corporation Law will be entitled to a judicial appraisal of the fair market value of their property interest at the time the conversion becomes effective. Under the CGCL, Diamond Grower members may object to the conversion and demand in writing that Diamond Foods purchase a member’s property interest for its fair market value. Fair market value is determined as of the day before the first announcement of the conversion and is based on all relevant factors, but excludes any appreciation or depreciation in the value of the property interest resulting from the anticipation or accomplishment of the conversion. Any amount a court grants to a Diamond Growers member who successfully asserts its dissenters’ rights will be subtracted from the $18.6 million to be distributed to Diamond Growers members electing to receive cash in lieu of shares in the conversion. Chapter 13 of the CGCL sets forth the dissenters’ rights and is attached as Annex B to this disclosure statement/ prospectus, as required by the CGCL.
          Chapter 13 sets forth the procedures a dissenting member must follow. These procedures are complicated and must be followed completely to preserve your rights. Failure to comply with these procedures may cause you to lose your dissenters’ rights. The following is only a summary of the required procedures and is qualified in its entirety by the provisions of Chapter 13. Please review Chapter 13 for the complete procedures. Neither Diamond Growers nor Diamond Foods will give you any notice of your dissenters’ rights other than as described in this document and as required by the CGCL. We advise any Diamond Growers members exercising dissenters’ rights to consult legal counsel.
          General requirements. Chapter 13 of the CGCL generally requires the following:

•	Written demand for purchase of property interest. You must deliver a written demand for purchase of your property interest at its fair market value to Diamond Growers before the vote is taken at the Diamond Growers member meeting. This written demand for appraisal must be separate from the proxy card. In other words, failure to return the proxy card or returning the proxy card with a notation on it will not alone constitute demand for appraisal. Similarly, a vote against the conversion will not satisfy your obligation to make written demand for appraisal. You should read the paragraphs below for more details on making a demand for appraisal.

•	Refrain from voting for the conversion proposal. You must not vote in favor of the conversion. If you return a properly executed proxy card or otherwise vote in favor of the conversion, your dissenters’ rights will terminate, even if you previously filed a written demand for dissenters’ rights. You do not have to vote against the conversion in order to preserve your dissenters’ rights.

•	Continuous ownership of Diamond Grower membership. You must continuously hold your property interest from the date you make the demand for appraisal through the closing of the conversion.
          Requirements for written demand for appraisal. The written demand for appraisal must state the property interest that the member demands the corporation purchase and must contain a statement of what the dissenting member claims to be the fair market value of the property interest the day before the announcement of the conversion. In order to exercise dissenters’ rights under the CGCL, a Diamond Growers member must be entitled to vote on the proposed conversion, or be a transferee of record of the property interest held by such a member. A written demand for appraisal of a Diamond Growers property interests is only effective if it is signed by, or for, the member of record who owns the property interest at the time the demand is made. The demand must be signed as the member’s name appears on the books of Diamond Growers.
          If you own a Diamond Growers property interest in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the demand for appraisal in that capacity.

          If you own a Diamond Growers property interest with one or more other persons, such as in a joint tenancy or tenancy in common, all of the owners must sign, or have signed for them, the demand for appraisal. An authorized agent, which could include one or more of the owners, may sign the demand for appraisal for a member of record; however, the agent must expressly disclose who the member of record is and that he or she is signing the demand as that member’s agent.
          If you are a Diamond Grower member, you should address the written demand to Diamond Growers, Inc., 1050 South Diamond Street, Stockton, California 95205-7087, Attention: Secretary. It is important that Diamond Growers receive all written demands before the vote concerning the conversion is taken. As explained above, this written demand should be signed by, or on behalf of, the member of record. The written demand for appraisal should specify the member’s name and mailing address, the property interest owned, and that the member is thereby demanding appraisal of such member’s property interest.
          Written notice. Within 10 days after the approval of the conversion by Diamond Growers members, Diamond Growers must give written notice that the conversion has been approved to each member who has fully complied with the conditions of Chapter 13 of the CGCL. The notice that the conversion has been approved will contain a statement of the price determined by Diamond Foods to represent the fair market value of dissenting property interests and a brief description of the procedure to be followed if the member desires to exercise its rights under Chapter 13. Except as required by law, Diamond Growers will not notify members of any dates by which dissenters’ rights must be exercised. The statement of the fair market value of the property interests in Diamond Growers constitutes an offer by Diamond Foods to purchase at that price any property interests in Diamond Growers for which appraisal rights are perfected.
          If the member and Diamond Foods agree that the property interest in Diamond Growers for which the member is seeking appraisal rights is a dissenting property interest and also agree upon the price to be paid to purchase the property interest, the dissenting member is entitled to the agreed price with interest thereon at the legal rate on judgments under California law from the date of the agreement between Diamond Foods and the member. Payment to the dissenting member must be made within 30 days after the agreement between Diamond Foods and the dissenting member, or the completion of the conversion, whichever is later. Any agreements fixing the fair market value of any dissenting property interest as between Diamond Foods and any dissenting member must be filed with the secretary of Diamond Foods.
          Petition with the Superior Court. However, if Diamond Foods denies that the member’s property interest qualifies as a dissenting property interest eligible for purchase under Chapter 13 of the CGCL, or Diamond Foods and the member fail to agree upon the fair market value of the property interest, then the member must, within six months after the date on which Diamond Foods mailed to the member the notice of approval of the conversion by the members of Diamond Growers, file a complaint in the superior court of the proper county to retain the rights under Chapter 13. This complaint should request that the court determine whether the member’s property interest qualifies as a dissenting property interest that is eligible to be repurchased pursuant to the exercise of appraisal rights, the fair market value of the Diamond Grower property interest held by all of the members who are entitled to dissenters’ rights, or both. In addition, instead of filing a complaint, a member may, within six months of the notice of the approval of the conversion, intervene in any court action pending on a complaint filed by another dissenting member. If you do not file such a complaint within six months after the conversion, you will lose your dissenters’ rights.
          Appraisal of shares. After the superior court determines which members are entitled to dissenters’ rights, the superior court will appraise the Diamond Growers property interests. The superior court may appoint an appraiser to determine the fair market value of the property interest, which the court must review. To determine the fair market value of the property interests, the superior court will consider all relevant factors except for any appreciation or depreciation in the value of the property interest resulting from the anticipation or accomplishment of the conversion. After the superior court determines the fair market value of the property interests, it will direct Diamond Growers to pay that value to the members who are parties to the court action plus interest thereon at the legal rate from the date judgment was entered.
          The court could determine that the fair market value of Diamond Growers property interests is more than, the same as, or less than what you would receive in the conversion. Thus, if you demand dissenters’ rights, you could receive less consideration than you would in the conversion.
          Appraisal costs. The costs of the appraisal action, including reasonable compensation to the appraisers appointed by the court, will be allocated among Diamond Foods and dissenting members as the court deems equitable. However if the appraisal of the fair market value of the property interest exceeds the price offered by Diamond Foods, then Diamond Foods shall pay the costs of the appraisal action. If the fair market value of the property interest awarded by the court exceeds 125% of the price offered by Diamond Foods for the property interest in the notice of approval of the conversion by the members of Diamond Growers, then the court may in its discretion include attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments in the costs payable by Diamond Foods.
          U.S. federal income tax consequences. Please refer to the section of the disclosure statement/ prospectus “— Material U.S. Federal Income Tax Consequences of the Conversion and of Owning Diamond Foods Common Stock.”
          If you fail to comply strictly with these procedures you will lose your dissenters’ rights. Consequently, if you wish to exercise your dissenters’ rights, we strongly urge you to consult a legal advisor before attempting to exercise your dissenters’ rights.
Accounting Treatment
          We will account for the conversion as a merger of entities under common control. Accordingly, Diamond Foods will record the assets and liabilities transferred from Diamond Growers at their carrying amounts in the historical financial statements of Diamond Growers at the time of conversion and will not recognize any goodwill or other intangible assets in connection with the transaction.
Nasdaq National Market Listing
          No public market currently exists for Diamond Foods common stock. We have applied for the listing of Diamond Foods common stock on the Nasdaq National Market System under the symbol “DMND.”
          Although the managing underwriters of our initial public offering have advised us that they intend to make a market in Diamond Foods common stock, they are under no obligation to do so and may discontinue making such a market at any time. There is no assurance that a trading market will develop or be maintained for Diamond Foods common stock or, if it did, that it would provide the stockholders of Diamond Foods a meaningful opportunity to liquidate their equity interests in Diamond Foods at a fair value. See “Risk Factors.”
Material U.S. Federal Income Tax Consequences of the Conversion and of Owning Diamond Foods Common Stock
          The following is a discussion of material U.S. federal income tax consequences of the conversion to Diamond Growers members and of owning Diamond Foods common stock after the conversion. This discussion constitutes the opinion of our outside counsel, Fenwick & West LLP. An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits should the matter be litigated and is not binding on the Internal Revenue Service or any court. We have not sought, and do not intend to seek, a ruling from the IRS regarding any of the matters addressed herein. There can be no assurances that the IRS will not challenge one or more of the tax consequences described herein. We suggest that you discuss the tax consequences described in this discussion with your individual tax advisor.

          This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Diamond Growers members or to the prospective holders of Diamond Foods common stock. Nor does it consider aspects of U.S. federal income taxation that might be relevant to certain members and prospective holders that may be subject to specific treatment under U.S. federal income tax law. In addition, this discussion does not address the impact of the alternative minimum tax. Nor does it consider the effect of any state, local, foreign or other laws or any U.S. federal laws other than U.S. federal income tax law.
          This discussion applies only to Diamond Growers members who hold their interest as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and to beneficial owners of Diamond Foods common stock who acquire their beneficial ownership in the Diamond Foods common stock in the conversion, so long such as the beneficial owners hold shares of Diamond Foods common stock as capital assets within the meaning of section 1221 of the Code. This discussion does not apply to:

•	a Non-U.S. Holder

•	a U.S. Holder (as defined below) who elects to treat dividends on, or gains from a disposition of, shares as investment income for purposes of the limitation on the investment interest deduction;

•	a U.S. Holder who acquires shares of Diamond Foods common stock through exercise of employee stock options or otherwise as compensation for services;

•	a U.S. Holder who holds his or her Diamond Foods common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

•	investors in pass through entities;

•	a U.S. Holder whose functional currency is not the U.S. dollar; and

•	a U.S. Holder subject to the alternative minimum tax.
          As used in this discussion, a “U.S. Person” is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any of its political subdivisions, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in Section 7701(a)(30), or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. A “U.S. Holder” is any person who owns shares of Diamond Foods common stock and who is a U.S. Person, and a “Non-U.S. Holder” is any person who owns shares of Diamond Foods common stock and who is not a U.S. Person. In the case of any Non-U.S. Holder who is an individual, the following discussion assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.
          The principal categories of Diamond Growers members are individuals, corporations, partnerships and limited liability companies. Other types of Diamond Growers members may have tax consequences that differ from those outlined herein due to differing characteristics. Because individual circumstances may differ, each prospective holder of shares of Diamond Foods common stock is encouraged to consult his, her, or its own tax advisor concerning the particular tax consequences to them of owning and disposing of shares of Diamond Foods common stock.
          This discussion is based on the current provisions of the Code, existing regulations promulgated thereunder (the “Treasury Regulations”), and administrative and judicial interpretations thereof. Future legislation, regulations, administrative interpretations and court decisions could change current law or existing interpretations of current law. Any change could apply retroactively and could alter or modify the statements in this discussion.

U.S. Federal Income Tax Consequences of the Conversion
          The conversion will qualify as a tax-free reorganization pursuant to section 368(a)(1)(F) of the Code. The following sets forth the material U.S. federal income tax consequences of the conversion to Diamond Growers members as a result of the conversion qualifying as a tax-free reorganization.

Members Who Receive Solely Diamond Foods Common Stock in the Conversion
          If a Diamond Growers member receives solely Diamond Foods common stock in exchange for his property interests pursuant to the conversion, such holder will not recognize any gain or loss on that exchange, except to the extent that the member receives cash in lieu of a fractional share of Diamond Foods common stock, as discussed below. The aggregate adjusted tax basis of the shares of Diamond Foods common stock received will be equal to the member’s aggregate adjusted tax basis in the Diamond Growers property interests surrendered, reduced by the tax basis allocable to any fractional share of Diamond Foods common stock for which cash is received pursuant to the conversion in lieu of such fractional share. The holding period of the shares of Diamond Foods common stock received pursuant to the conversion will include the holding period of the Diamond Growers property interests surrendered therefor.

Members Who Receive Diamond Foods Common Stock and Cash in the Conversion
          If a Diamond Growers member receives both shares of Diamond Foods common stock and cash in exchange for his property interest, such member will be treated as receiving the cash in a redemption of a portion the member’s Diamond Foods common stock after the receipt of such stock. The portion of Diamond Foods common stock deemed redeemed will be determined by treating the exchange as if (1) all of the member’s property interests first were exchanged in the conversion for shares of Diamond Foods common stock and (2) a portion of those shares of Diamond Foods common stock then were redeemed for the cash actually received in the conversion (the “deemed redemption”). If the deemed redemption qualifies as an exchange under section 302 of the Code, then the amount of the gain realized and recognized will equal the excess of the amount of cash that the Diamond Growers member receives over the member’s adjusted tax basis allocable to the portion of Diamond Foods common stock deemed redeemed in the exchange. A member’s adjusted tax basis would be the amount paid for the property interest plus the amount of any per-unit retain allocation to the extent paid in qualified per-unit retain certificates and taxed to the member if the member did not receive a payment for such amount. If the member’s adjusted basis allocable to the Diamond Foods common stock deemed redeemed exceeds the amount of cash received, then the member will recognize a loss for U.S. federal income tax purposes. Any gain or loss recognized on the deemed redemption will be long-term capital gain or loss with respect to the shares if the member held its property interest in Diamond Growers for more than one year as of the date of the conversion. The deemed redemption will qualify as an exchange under section 302 if the exchange sufficiently reduces the member’s proportionate stock interest in Diamond Foods, as discussed below.
          The determination of whether the deemed redemption sufficiently reduces a member’s proportionate stock interest in Diamond Foods will be made in accordance with the rules of section 302 of the Code, taking into account the attribution rules. A member’s actual and constructive proportionate stock interest in Diamond Foods after the exchange is compared to the member’s actual and constructive proportionate stock interest in Diamond Foods prior to the deemed redemption. Capital gain treatment will apply if (a) the applicable member’s stock interest in Diamond Foods has been completely terminated, (b) if there has been a “substantially disproportionate” reduction in the member’s stock interest in Diamond Foods, that is, if the resulting ownership percentage interest after the deemed redemption is less than 80% of the ownership percentage interest prior to the deemed redemption, or (c) if based on the facts and circumstances, the redemption is not “essentially equivalent to a dividend.”
          If the deemed redemption does not sufficiently reduce the member’s proportionate stock interest in Diamond Foods, the amount of the cash received in the conversion will be taxable as a dividend to the extent of the member’s share of Diamond Growers’ current and accumulated earnings and profits. If the amount of cash received in the conversion exceeds Diamond Growers’ current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the member’s adjusted tax basis in the Diamond Foods common stock; and any remaining excess will be treated as capital gain. For individuals the dividend would be a qualified dividend. The maximum tax rate applicable to qualified dividends and to long-term capital gains for individuals are both 15%, provided that certain holding period requirements are met. Accordingly, while there can be differences to individual members on the tax treatment of a distribution as capital gain or as a dividend, for most members that difference may not be material and is likely to be based on the member’s individual tax position (for example, whether the member has capital losses to report in the same tax return) or the extent of basis in the member’s interest that is allocable to the cash distribution. We suggest that you discuss these issues with your personal tax advisor.
          The adjusted tax basis in the shares of Diamond Foods common stock received by a member of Diamond Growers who receives both shares and cash of Diamond Foods common stock in the conversion will be equal to that person’s adjusted tax basis in the member’s interests surrendered, decreased by the adjusted tax basis allocated to the Diamond Foods common stock deemed redeemed if the redemption qualifies as an exchange under section 302 of the Code. The holding period of the shares of Diamond Foods common stock received will include the holding period of the property interests surrendered.
          Members of Diamond Growers who receive shares of Diamond Foods common stock and cash in exchange for their property interest pursuant to the conversion are strongly urged to consult their own tax adviser as to the tax treatment of the receipt of such cash.

Members Who Receive Solely Cash
          If a Diamond Growers member receives solely cash in exchange for his property interest, such member will be treated as receiving the cash in a redemption of the Diamond Foods common stock that otherwise would have been received (assuming no other shares of Diamond Foods common stock are attributed to the member). The amount of the gain realized and recognized will equal the excess of the amount of cash that the Diamond Growers member receives over the member’s adjusted tax basis in his property interest. Any gain or loss recognized on the deemed redemption will be long-term capital gain or loss with respect to the shares if the member held its property interest in Diamond Growers for more than one year as of the date of the conversion.
          If shares of Diamond Foods common stock held by other persons are attributed under the attribution rules of section 318 of the Code to a member, then such member will be treated as if the member received cash and Diamond Foods common stock (see the discussion above for the tax treatment in that situation).

Cash Received in Lieu of a Fractional Share
          Any Diamond Growers member who receives cash in lieu of a fractional share of Diamond Foods common stock will be treated as having first received that fractional share pursuant to the conversion and then as having received cash in exchange for that fractional share. Thus, the member generally will recognize gain or loss in an amount equal to the difference between the amount of cash received in lieu of the fractional share of Diamond Foods common stock and the portion of the basis in the shares of Diamond Growers member’s interests allocable to that fractional interest.

Backup Withholding
          A cash payment received by a Diamond Growers member pursuant to the conversion may be subject to backup withholding (at a rate of 28%). Backup withholding will not apply to a member of Diamond Growers that is a corporation or is otherwise exempt from the backup withholding rules and that, when required, demonstrates that fact. In addition, backup withholding will not apply to a non-corporate member of Diamond Growers who provides a taxpayer identification number, which, in the case of an individual, is the individual’s social security number, and all other required information. Any member of Diamond Growers who is required to and does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under the backup withholding rules does not constitute an additional tax but will be refundable or creditable against the member’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

U.S. Federal Income Tax Consequences of Owning Diamond Foods Common Stock

Distributions on Common Stock
          Any distribution received by a U.S. Holder with respect to shares of Diamond Foods common stock will constitute a “dividend” for U.S. federal income tax purposes to the extent that Diamond Foods has sufficient current or accumulated earnings and profits. If the distribution exceeds Diamond Growers’ current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s adjusted basis in its common stock; and any remaining excess will be treated as capital gain. Any dividend received by a U.S. Holder that is an individual will be a qualified dividend and will be subject to U.S. federal income tax at a maximum rate of 15%, provided that certain holding period requirements are met. Any dividend received by a U.S. Holder that is a corporation may be eligible for a dividends-received deduction under section 243 of the Code. The rate of the dividends-received deduction is generally 70%. The dividends-received deduction is subject to certain limitations. For example, the deduction may not be available if the corporate U.S. Holder does not satisfy certain holding period requirements with respect to its shares or if the shares are “debt-financed portfolio stock.”
          A redemption payment received with respect to shares of Diamond Foods common stock will be treated as a distribution (described in the preceding paragraph), rather than as a sale giving rise to a capital gain or loss, unless the redemption qualifies as an “exchange” under section 302(b) of the Code. As discussed above, a redemption will be treated as an “exchange” if it sufficiently reduces the stockholder’s proportionate stock interest in Diamond Foods in accordance with the rules of section 302 of the Code, taking into account the attribution rules. See “— U.S. Federal Income Tax Consequences of the Conversion — Members Who Receive Cash and Diamond Foods Common Stock in the Conversion.”

Sale of Common Stock
          Upon a sale of shares of Diamond Foods common stock, not including a redemption that does not qualify as an “exchange” under section 302(b) of the Code, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in such shares. Any gain or loss recognized on a sale of shares of Diamond Foods common stock by a U.S. Holder will be a capital gain or loss. Any such capital gain or loss will be a long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of disposition. With respect to U.S. Holders that received their shares of Diamond Foods common stock pursuant to the conversion, their holding period will include the holding period of their Diamond Growers member’s interests surrendered in the exchange. Any long-term capital gain recognized upon a sale of shares of Diamond Foods common stock by a U.S. Holder that is an individual will be subject to U.S. federal income tax at a maximum rate of 15%. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

Backup Withholding and Information Reporting
          In general, information reporting requirements will apply to dividends in respect of shares of Diamond Foods common stock, or the proceeds received on the sale, exchange, or redemption of shares of Diamond Foods common stock, paid to U.S. Holders other than certain exempt recipients (such as corporations) who, when required, demonstrate that fact. Any dividend payment made by Diamond Foods to a U.S. Holder will be subject to backup withholding (at a rate of 28%), unless the U.S. Holder provides to Diamond Foods a certification, under penalties of perjury, of the U.S. Holder’s taxpayer identification number, which, in the case of an individual, is his or her social security number, or the U.S. Holder otherwise establishes an exemption. A U.S. Holder that is required to do so and does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Amounts withheld from a U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the U.S. Holder, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.
          The foregoing discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations for Diamond Growers members and holders of Diamond Foods common stock. Diamond Growers members and prospective holders of Diamond Foods common stock are strongly urged to consult their tax advisor to determine the tax effects to such person of the conversion and of holding Diamond Foods common stock, including the application and effect of federal, foreign, state, local and other tax laws.
Interests of Certain Persons in the Conversion
          When considering the Diamond Growers board of directors’ recommendation that you vote in favor of approval of the conversion, you should be aware that directors and executive officers of Diamond Growers have interests in the conversion that may be different from, or in addition to, the interests of other Diamond Growers members.
          In the conversion, the existing Diamond Growers long-term profit-sharing incentive program will be eliminated and the Diamond Growers directors and executive officers who become directors or are executive officers of Diamond Foods will receive awards of restricted stock at per share purchase prices equal to the par value of the restricted stock, and options to purchase stock of Diamond Foods at the initial public offering price, with such stock and options subject to vesting over three years. The three members of Diamond Growers board of directors who become members of Diamond Foods board of directors will be awarded 8,000 shares of restricted stock, with a cash value of $119,992, based on an assumed initial public offering price of $15.00 per share, and options to purchase 10,000 shares of common stock, with an exercise price per share equal to our initial public offering price per share. The other members of Diamond Growers board of directors who become Grower Executive Council members will be awarded 667 shares of Diamond Foods common stock, with a cash value of $10,004, based on an assumed initial public offering price of $15.00 per share. The maximum number of shares of restricted stock to be awarded to Diamond Growers directors as a group will not exceed 30,670 shares, with a cash value of $460,019, based on an assumed initial public offering price of $15.00 per share. See “Management — Director Compensation” and “— Executive Compensation.”
          Thirteen members of Diamond Growers’ board of directors are Diamond Growers members or represent Diamond Growers members. These members provide walnuts to us pursuant to a Marketing Agreement that is identical to the agreements that we have entered into with our other growers. The Marketing Agreement provides that Diamond Growers agrees to acquire and the member agrees to deliver walnuts produced by the member. The Marketing Agreement also provides that Diamond Growers will market and sell the walnuts produced and delivered by the member and, following payment of expenses, pay to each member its proportionate amount of the net proceeds of the sales of all walnuts on the basis of quantity or value of the walnuts produced by the member. The term of the Marketing Agreement is three years, and is automatically renewed for successive three-year terms unless terminated by either party.
          In the conversion, each member of Diamond Growers’ board of directors (or the grower-members that a director represents), will receive shares of Diamond Foods common stock and/or cash. Assuming that none of the board members elects to receive cash in exchange for their property interest and that the initial public offering price is $15.00 per share, we estimate that the following shares would be issued to the directors of Diamond Growers (or the grower-member that a director represents):

Name	Estimated Shares

Carl A. Cilker(1)	73,009
Jeff J. Colombini(2)	35,007
Robert L. Driver(3)	22,317
John J. Gilbert(4)	54,792
Gary E. Hester(5)	29,367
Robert M. Lea	20,418
Jerry K. Moore(6)	9,482
Earl Perez(7)	38,122
Michael M. Petz	10,985
Joseph P. Silveira(8)	223,958
David E. Skinner(9)	36,234
William L. Tos, Jr.(10)	126,340
William C. Waggershauser(11)	169,836

Total	849,867

(1)	Includes 72,860 shares owned by the Cilker Revocable Trust. Leila A. Cilker and William H. Cilker are trustees of, and have shared voting and dispositive control over, the shares owned by the Cilker Revocable Trust.

(2)	Represents shares in the name of Lodi Farming, Inc. Mr. Colombini is an owner and executive officer of Lodi Farming, Inc. and has sole voting and dispositive control over the shares owned by Lodi Farming, Inc.

(3)	Includes 18,845 shares in the name of Driver Farms, Inc. Mr. Driver is an owner and executive officer of Driver Farms, Inc. Mr. Driver, along with John A. Driver, Joyce E. Driver, Norman E. and Cathryn Driver and Jane L. Richards have shared voting and dispositive control over the shares owned by Driver Farms, Inc.

(4)	Represents 17,486 shares in the name of Rio Oso Groves, Inc. and 37,306 shares in the name of Gilbert Orchards. Mr. Gilbert is an owner and executive officer of Rio Oso Groves, Inc. and Gilbert Orchards. Mr. Gilbert has sole voting and dispositive control over the shares owned by Rio Oso Groves, Inc. Mr. Gilbert and William H. Gilbert have shared voting and dispositive control over the shares owned by Gilbert Orchards.

(5)	Includes 8,634 shares in the name of Hester Orchards, Inc. Mr. Hester is an owner and executive officer of Hester Orchards, Inc. and has sole voting and dispositive control over the shares owned by Hester Orchards, Inc.

(6)	Includes 4,678 shares in the name of Jerry K. Moore, Inc. Mr. Moore is an owner and executive officer of Moore, Inc. and has sole voting and dispositive control over the shares owned by Jerry K. Moore, Inc.

(7)	Represents 13,455 shares in the name of Perez Farms and 24,667 shares in the name of Perez Bros. Mr. Perez is an owner and executive officer of Perez Farms and Perez Bros. Mr. Perez, along with Daniel Perez, Daniel Perez, Jr., Mark Perez, Michael Perez, Mike Perez, Ramon Perez and Thomas Perez are partners in, and have shared voting and dispositive control over, the shares of Perez Farms. Mr. Perez along with Daniel Perez, Mike Perez and Thomas Perez are partners in, and have shared voting and dispositive control over, the shares of Perez Bros.

(8)	Represents 173,025 shares in the name of John Hancock Life Insurance Company, 7,093 shares in the name of John Hancock Variable Life Insurance Company, 24,114 shares in the name of Texas

Municipal Plans Consortium and 19,726 shares in the name of Goose Pond Ag. Inc. Mr. Silveira serves as a representative for each of these entities and has sole voting control over these shares, subject to directions of clients and requirements of investment advisory arrangements. Jeff Conrad, Managing Director at John Hancock Agricultural Investment Group, a wholly-owned subsidiary of Manulife Financial Corporation, has sole dispositive control over these shares, subject to directions of clients and requirements of investment advisory arrangements.

(9)	Includes 28,100 shares in the name of Skinner Orchard Management, 4,262 shares in the name of Jaekel Orchard Partnership, 2,181 shares in the name of Skinner Ventures Inc. and 1,679 shares in the name of Skinner Ranch, Inc. Mr. Skinner and William E. and Margaret M. Skinner have shared voting and dispositive control over the shares owned by Skinner Orchard Management. Mr. Skinner has voting and dispositive control over the shares owned by Jaekel Orchard Partnership. Mr. Skinner, William E. Skinner and Gary R. Skinner have shared voting and dispositive control over the shares owned by Skinner Ventures Inc. Mr. Skinner, Emmett Skinner, Jr. and Ann Skinner, the Susie Harris Trust, William E. Skinner and Gary R. Skinner have shared voting control over the shares owned by Skinner Ranch, Inc. Emmett Skinner, Jr. has dispositive control over the shares owned by Skinner Ranch, Inc.

(10)	Represents shares in the name of Tos Farms Inc. Mr. Tos is an owner and executive officer of Tos Farms Inc. Mr. Tos and John W. Tos have shared voting and dispositive control over the shares owned by Tos Farms, Inc.

(11)	Represents shares in the name of AKT Wheatland Ranch LLC. Mr. Waggershauser serves as the designated representative of AKT Wheatland Ranch LLC and has sole voting control over these shares. Angelo K. Tsakopoulos, Chief Executive Officer of AKT Wheatland Ranch LLC, has sole dispositive control over the shares owned by AKT Wheatland Ranch LLC.
          In accordance with the conversion agreement, the Diamond Growers board of directors will select three members of Diamond Growers’ current board of directors to serve as members of the initial board of directors of Diamond Foods following the special meeting. These individuals will receive compensation as a director set forth under “Management — Director Compensation” in this disclosure statement/prospectus. We will invite the remaining members of Diamond Growers’ board of directors to serve on our Grower Executive Council, which is described below, after the completion of the conversion. Grower Executive Council members will be compensated as set forth under “Certain Relationships and Related Transactions — Grower Executive Council” in this disclosure statement/ prospectus.
          The initial members of the Grower Executive Council will be the 10 current members of the Diamond Growers board of directors who do not serve on the Diamond Foods board of directors. The Grower Executive Council will meet no less than once, and no more than four times per year. The Grower Executive Council will aid in the effective transition of the Diamond Growers business from a cooperative business to a corporation and will have three primary roles after the conversion:

•	provide counsel concerning the Diamond Foods walnut grading system and overall grower support and service;

•	serve on industry boards and committees on behalf of Diamond Foods; and

•	serve as a representative for Diamond Foods in government affairs.
          The Diamond Growers board of directors knew about these additional interests, and considered them, among other matters, when it approved the conversion agreement and the conversion.
Resales of Diamond Foods Common Stock
          The offer and sale of shares of Diamond Foods common stock to be issued in the conversion will be registered under the Securities Act of 1933 and the shares issued in the conversion will be freely transferable under the Securities Act, except for shares issued to any person who is deemed to be an “affiliate” of Diamond Growers or Diamond Foods, and subject to the contractual transfer restrictions described below. See “— Transfer Restrictions on Shares Received in the Conversion.” Persons who may

be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Diamond Growers or Diamond Foods and generally include executive officers, directors and holders of ten percent or more of our common stock. Affiliates may not sell their shares of Diamond Foods common stock except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act, if available; or

•	any other applicable exemption under the Securities Act, including Rule 144.
Our registration statement on Form S-4, of which this disclosure statement/ prospectus forms a part, does not cover the resale of shares of Diamond Foods common stock to be received by affiliates of Diamond Foods in the conversion.
Transfer Restrictions on Shares Received in the Conversion
          The shares you receive in the conversion will be subject to transfer restrictions that are intended to promote an orderly market for the shares of Diamond Foods common stock that will be issued and sold in our initial public offering. The conversion agreement limits your ability to transfer shares that you receive in the conversion for a period of 360 days after completion of the initial public offering without the written consent of Merrill Lynch, the managing underwriter for the initial public offering. Beginning 181 days after the initial public offering, Diamond Foods may organize a registered public offering on behalf of selling stockholders in which each member receiving shares in the conversion will have the right to sell shares, subject to customary conditions. Beginning 271 days after the initial public offering, you will be permitted to sell up to 50% of the shares you receive in the conversion, to the extent you have not sold shares in the registered public offering described above. Beginning 361 days after the date we complete our initial public offering, shares of Diamond Foods common stock that you receive in the conversion will be freely transferable, unless you are an “affiliate” of ours, as defined in the Securities Act. Prohibited transfers include any offer, pledge, sale, contract to sell, sale of an option, loan or any other disposal or transfer of the shares. Permitted transfers include, in addition to the permitted transfers outlined above: any bona fide gift if the donee agrees in writing to be bound by the same transfer restrictions; transfers for estate planning purposes if the transferee agrees to be bound by the same transfer restrictions; and transfers by operation of law.

EFFECT OF THE CONVERSION ON RIGHTS OF MEMBERS
General
          We are currently organized as an agricultural cooperative association and are deemed a corporation under California law. We are currently governed by the California Food & Agricultural Code, and where there are no conflicts, the California General Corporation Law. Following the conversion, Diamond Foods, will be a corporation governed by the Delaware General Corporation Law.
          The following discussion describes material differences between the rights of a cooperative’s members under California law relating to cooperatives as compared to the rights of stockholders under Delaware law, including material differences between our current articles of incorporation and bylaws and our proposed certificate of incorporation and bylaws. This summary is qualified in its entirety by the complete text of Diamond Growers’ amended and restated articles of incorporation and amended and restated bylaws and Diamond Foods’ certificate of incorporation and bylaws.

	Diamond Walnut Growers, Inc.	Diamond Foods, Inc.
	Members	Stockholders

Members vs. Stockholders	Diamond Growers is owned by its members. Under the Diamond Growers bylaws, a member must be a person or entity engaged in the production of walnuts processed, marketed or otherwise handled from time to time by or through Diamond Growers. Only members have the contractual right to deliver walnuts to Diamond Growers.	Diamond Foods will be owned by its stockholders. Neither Delaware law, nor Diamond Foods’ organizational documents restrict ownership of stock to producers of agricultural products.
	The Diamond Growers bylaws provide that a membership will terminate in the event that any member ceases to be engaged in the production walnuts handled by Diamond Growers or fails to comply with the bylaws, any marketing agreement, or the rules and regulations of Diamond Growers. Furthermore, ownership must be proportionate to the patronage of the grower with the cooperative, and no one grower may invest in the cooperative separate from its patronage and own more of the cooperative than their proportional property interest.	Growers can purchase as much or as little stock as they choose. Growers need not own stock in Diamond Foods in order to sell walnuts to Diamond Foods.

Capitalization	Diamond Growers has not authorized or issued any capital stock.	Diamond Foods will have authorized 100 million shares of common stock and 5 million shares of preferred stock. The board of directors will have complete discretion to issue and assign rights and preferences to the preferred stock, also referred to as “blank check” preferred stock.

	Diamond Walnut Growers, Inc.	Diamond Foods, Inc.
	Members	Stockholders

Assuming completion of the conversion and our initial public offering on the terms described in this disclosure statement/ prospectus, Diamond Foods will have issued and outstanding up to 12,666,667 shares of common stock.

Voting Rights	Each member holds votes equal to one vote per ton delivered from the member’s two most recent crops.	Each common share represents one vote. The number of votes of a stockholder is determined by the number of shares held by a stockholder (with one vote per common share). Any class of preferred stock may have greater or lesser voting rights. This means that following the conversion, the voting power of a grower will be determined by the number of shares of Diamond Foods they hold, not the tonnage of walnuts delivered.
	A majority of the voting power is sufficient to approve any action.	A majority of the shares voting is sufficient to approve any ordinary action. Extraordinary transactions, such as a merger or dissolution, require a majority of all votes entitled to be cast.

Cooperative Distributions and Member Retains	Diamond Growers, as a cooperative, is required to pay each member its portion of net proceeds from the sale of the pool of walnuts to which the member contributed. The board of directors has the ability to retain amounts necessary to fund the operations of Diamond Growers.	Diamond Foods is not a cooperative and is not required to make cooperative distributions, and is not able to retain amounts to fund its operations.

Dividends	Diamond Growers has never paid a dividend on its non-patronage business.	The Diamond Foods board of directors currently intends to declare dividends each year out of current earnings, if appropriate in view of Diamond Foods’ earnings, working capital requirements, general business conditions, debt covenants that limit Diamond Foods’ ability to declare dividends and all other relevant factors. Following completion of the initial public offering, Diamond Foods management intends to propose to the Diamond Foods board of directors that it declare an initial quarterly dividend, payable during fiscal 2006, in the amount of approximately $0.03 per share. Any final determination to declare dividends will be made by the Diamond Foods

	Diamond Walnut Growers, Inc.	Diamond Foods, Inc.
	Members	Stockholders

board of directors after completion of the initial public offering. Diamond Foods cannot assure you that the Diamond Foods board of directors will declare dividends following completion of the initial public offering.

Walnut Deliveries	Members currently deliver walnuts to Diamond Growers pursuant to a Marketing Agreement contained in the Diamond Growers bylaws, and the price they receive depends on the distributions of net proceeds from the sale of walnuts.	Growers choosing to do so will sell walnuts to Diamond Foods under a Walnut Purchase Agreement, and the price they receive will be a market-based price.

Marketing Agreement vs. Walnut Purchase Agreement	The Diamond Growers bylaws include the terms of the Marketing Agreement with the Diamond Growers members. The Marketing Agreement provides that the member will deliver all walnuts it produces to Diamond Growers, subject to certain exceptions. Diamond Growers agrees to purchase all walnuts delivered by the members. Diamond Growers has full discretion to classify, pool and market the walnuts in the best interests of the entire membership. Under the Marketing Agreement, Diamond Growers is obligated to pay each member his or her pro rata portion of the net proceeds of the sales of all walnuts on the basis of the quantity or value of the walnuts delivered by the member. Net proceeds is the gross proceeds from the sale of the walnuts less all expenses of handling the walnuts, including processing, marketing, general and administrative expenses, losses and bad debts. This means that the payments growers receive for the walnuts they deliver are directly linked with the performance of the company. The Marketing Agreement will terminate automatically upon the conversion.	The Diamond Foods Walnut Purchase Agreement will be a contract between Diamond Foods and walnut growers separate from its certificate of incorporation and bylaws. Upon entering into the Walnut Purchase Agreement, growers will have the option of choosing the term of their agreement with Diamond Foods: the length of their current Marketing Agreement with Diamond Growers, plus an extension of three, five or ten years. After this initial term, the Walnut Purchase Agreement will automatically renew for successive three year terms. Diamond Foods is obligated to set a price for the season’s walnut crop by March 31st of the following year. Diamond Foods will determine the price in good faith, taking market conditions, quality and other relevant factors into consideration. Diamond Foods intends to pay the market price for walnuts delivered by growers subject to the considerations described above. This means that the payments the growers receive will not be directly linked with the financial performance of Diamond Foods.

Composition of the Board of Directors	The Diamond Growers board of directors is made up of 13 members, all of whom are, or represent, members and producers of walnuts marketed through Diamond Growers.

The Diamond Growers bylaws provide that each director is elected from a region	The Diamond Foods board of directors will initially be made up of nine members. Thereafter, the number shall be fixed by resolution of the board of directors.

As required by the rules of The Nasdaq Stock Market, at least a majority of the

	Diamond Walnut Growers, Inc.	Diamond Foods, Inc.
	Members	Stockholders

by a majority of the voting power of the district advisory council in regions I and III. Region II directors are nominated by the District Advisory Council and elected by a vote of the growers in that region. District Advisory Councils in regions I and III, as well as growers in region II are allowed to vote for a director only in their respective regions.	Diamond Foods board of directors will be “independent directors.” These directors will not be employees of Diamond Foods nor will they do substantial business, if any, with Diamond Foods. In addition, directors who are members of our audit committee will be required to have significant knowledge and experience regarding accounting and general business matters and one of our one audit committee members will qualify as an “audit committee financial expert” as defined by the rules of the SEC.

The entire board of directors will be elected by all of our stockholders entitled to vote, voting in-person or by proxy, at annual meetings of stockholders.

Classified Board of Directors	The board of directors is classified and divided into two classes, with each director serving for a two-year term.	The board of directors will be classified and directors will serve three-year terms (i.e., in any year, only one-third of the board of directors will be reelected or voted out of office).

Removal of Directors	Under California law, directors may be removed for cause if the director has been declared of unsound mind by an order of a court or convicted of a felony. A director may be removed without cause if the removal is approved by the outstanding securities of a company, subject to certain restrictions.	A director may only be removed for cause by the holders of a majority of all of the total number of shares entitled to vote at an election of directors.
	The Diamond Growers bylaws provide that any vacancy on the board of directors shall be filled by a majority vote of the directors then in office nominated by the region of the vacant seat.	Any vacancy on the board of directors may be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director.

Standard of Conduct	Under California law, a director is required to discharge his duties in good faith and in a manner the person reasonably believes to be in or not opposed to the best interests of Diamond Growers.	Under Delaware law, a director is required to discharge his duties in good faith and in a manner the person reasonably believes to be in or not opposed to the best interests of Diamond Foods.

Right to Present New Business and Director Nominations	The Diamond Growers bylaws provide that five or more members entitled to vote in a region or a member or members holding 10% or more of the voting interests in the region may nominate a candidate for	The Diamond Foods bylaws provide that stockholders have the right to submit to the board of directors any stockholder proposals, including nominations for directors, if such proposal is submitted

	Diamond Walnut Growers, Inc.	Diamond Foods, Inc.
	Members	Stockholders

director. Nominations must be filed with the Diamond Growers Secretary on or before April 22 of each year.
• not later than 75 days nor earlier than 105 days prior to the date of the anniversary of the preceding year’s annual meeting, or

• within 10 days after the date that notice of a meeting is sent to stockholders if the proposed date of an annual meeting has changed by more than thirty days from the previous year’s annual meeting. The board of directors, in their sole discretion, may choose to present such proposal to the stockholders for their vote at the annual or special meeting.

Stockholders have the right, at their sole cost and expense, to solicit proxies for any proposal or nomination that is presented to the stockholders at any regular or special meeting.

Right to Call Special Meetings	A special meeting of members may be called at anytime by the Chairman of the board of directors or by members possessing one-third or more of the total voting power of Diamond Growers.	A special meeting of stockholders may be called only by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President.

Amendment to the Articles/ Certificate of Incorporation	An amendment to the articles of incorporation may be adopted by vote or written consent of the members holding a majority of the voting interests in the cooperative.	Except for certain provisions relating to the board of directors, any proposed amendment to the certificate of incorporation must be approved by a majority of the board of directors and adopted by a majority of the stockholders entitled to vote at a meeting, of which proper notice has been given.

If any amendment, or proposed amendment affects the rights of a particular class of stockholders of Diamond Foods, a majority of the holders of the affected class must also approve the amendment, whether or not the affected class is “voting” stock.

Amendments to the Bylaws	An amendment to the bylaws may be adopted by vote or written assent of members entitled to exercise a majority of the voting power, or by affirmative vote of two-thirds of the authorized number of directors. Section 7.09(a) of the bylaws, providing for termination of the	An amendment to the bylaws may be adopted by the vote of a majority of the outstanding voting stock then entitled to vote at an election of directors or by the board of directors, pursuant to the certificate of incorporation.

	Diamond Walnut Growers, Inc.	Diamond Foods, Inc.
	Members	Stockholders

Marketing Agreement, may only be amended by affirmative vote of a majority of the authorized number of directors.

Rights in the Event of Liquidation or Dissolution	Under the articles of incorporation, in the event that Diamond Growers dissolves or liquidates its assets, all debts of Diamond Growers (other than outstanding patronage dividends), all revolving fund credits and other allocated reserves shall first be paid in full. Thereafter, any residue that may remain shall be distributed to those persons who were members at the time the members elected to dissolve or liquidate in proportion to the property rights and interests of each member at the time of such election.	Under Delaware law, in the event that Diamond Foods dissolves or liquidates its assets, all debts of Diamond Foods shall first be paid in full. Thereafter, all outstanding shares of preferred stock, if any, shall be redeemed by payment of the amount per share as noted in the certificate of incorporation. Thereafter, the common stockholders have the right to receive the remaining assets of Diamond Foods.

Subordination and Producer’s Lien	Diamond Growers’ bylaws contain a provision that effectively subordinates members’ rights to payment as growers to our lenders’ rights to repayment of amounts that we have borrowed from them. As an agricultural cooperative association, we are exempt from liens on inventory in favor of producers of farm products under California law.	Diamond Foods’ bylaws do not provide for subordination of grower payments. Diamond Foods will be subject to liens on inventory in favor of producers of farm products under California law. Under the Walnut Purchase Agreement, growers waive their right to such producer’s lien. Our lenders have required that we obtain waivers of producer’s liens from substantially all of the walnut growers with whom we do business.

DIVIDEND POLICY
          We intend to declare dividends each year out of current earnings, if appropriate in view of our earnings, working capital requirements, general business conditions, debt covenants that limit our ability to declare dividends, and all other relevant factors. Our management intends to propose to our board of directors that it declare an initial quarterly dividend, payable during fiscal 2006, in the amount of approximately $0.03 per share. Any final determination to declare dividends will be made by our board of directors after completion of the conversion and the closing of initial public offering. We cannot assure you that our board of directors will declare dividends following completion of the conversion and the closing of initial public offering.

CAPITALIZATION
          The following table sets forth the actual capitalization of Diamond Foods and Diamond Growers, as of January 31, 2005, and the capitalization of Diamond Foods on a pro forma basis after giving effect to the conversion. The column captioned “Diamond Foods Pro Forma As Adjusted” gives effect to:

•	the conversion;

•	the sale of 5,333,333 shares of common stock in the initial public offering at an assumed initial public offering price of $15.00 per share;

•	the payment of the estimated underwriting discount for initial public offering and estimated expenses of the conversion and the initial public offering; and

•	the application of the estimated net proceeds therefrom described above under “The Plan of Conversion — Initial Public Offering.”

	January 31, 2005

			Diamond	Diamond Foods
	Diamond	Diamond Growers	Foods	Pro Forma
	Foods	Historical	Pro Forma	As Adjusted

	(in thousands, except share and per share data)
7.35% senior notes	$—	$20,000	$20,000	$20,000
Subordinated loan	—	15,464	15,464	—
Members’/stockholders’ equity:
Preferred stock, $0.001 par value: 5,000,000 shares authorized, no shares issued and outstanding	—	—	—	—
Common stock, $0.001 par value: 100,000,000 shares authorized, 1,000 shares issued and outstanding, actual; 100,000,000 shares authorized, 6,726,874 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 12,666,667 shares issued and outstanding, pro forma as adjusted	1	—	7	13
Working capital retains	—	38,500	—	—
Additional paid-in capital	—	—	—	53,794
Retained earnings	—	15,160	15,153	17,422

Total members’/stockholders’ equity	1	53,660	15,160	71,229

Total capitalization	$1	$89,124	$50,624	$91,229

          The information in the table above excludes:

•	1,893,540 shares available for issuance under our 2005 Equity Incentive Plan as of the closing of the initial public offering, of which we expect to grant options to purchase 1,042,720 shares at a price per share equal to the initial public offering price;

•	400,000 shares available for issuance under our 2005 Employee Stock Purchase Plan; and

•	800,000 shares issuable upon exercise of the underwriters’ overallotment option.
          You should read this capitalization table together with the sections of this disclosure statement/prospectus entitled “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with our consolidated financial statements and accompanying notes included elsewhere in this disclosure statement/prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA
          The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this disclosure statement/prospectus. The consolidated statements of net proceeds data for the years ended July 31, 2002, 2003 and 2004 and balance sheet data as of July 31, 2003 and 2004 were derived from our audited consolidated financial statements that are included elsewhere in this disclosure statement/prospectus. The consolidated statements of net proceeds data for the years ended July 31, 2000 and 2001 and balance sheet data as of July 31, 2000, 2001 and 2002 were derived from our audited consolidated financial statements not included in this disclosure statement/prospectus. The consolidated statements of net proceeds data for the six months ended January 31, 2004 and 2005 and balance sheet data as of January 31, 2005 were derived from our unaudited consolidated financial statements that are included elsewhere in this disclosure statement/prospectus.
          The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements contained in this disclosure statement/prospectus and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. Our historical results, including our results for the six months ended January 31, 2004 and 2005, do not necessarily indicate results that may be expected for any future period. Dollar amounts presented in the tables below are expressed in thousands.

						Six Months Ended
	Year Ended July 31,					January 31,

	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
Statements of net proceeds data(1):
Net sales and other revenues	$200,419	$287,729	$282,158	$308,450	$359,683	$233,068	$285,126
Patronage inventory at beginning of period	(69,291)	(77,127)	(68,377)	(96,508)	(94,701)	(94,701)	(101,403)
Patronage inventory at end of period	77,127	68,377	96,508	94,701	101,403	159,301	153,041

Gross marketing pool proceeds	208,255	278,979	310,289	306,643	366,385	297,668	336,764
Purchased commodities	2,412	33,149	31,245	41,752	63,951	39,850	51,322
Processing, packing and distribution costs	53,386	68,894	67,250	69,731	78,641	51,733	63,409

Proceeds before operating expenses	152,457	176,936	211,794	195,160	223,793	206,085	222,033
Operating expenses:
Selling, general and administrative	21,023	28,976	26,241	27,065	28,196	15,949	17,960
Advertising	6,327	9,720	9,105	8,744	14,673	8,809	14,384
Interest, net	3,226	4,450	3,429	3,154	3,376	1,707	2,076

Total operating expenses	30,576	43,146	38,775	38,963	46,245	26,465	34,420
Equity in earnings of Sun Growers	2,740	336	—	—	—	—	—

Proceeds before income taxes	124,621	134,126	173,019	156,197	177,548	179,620	187,613
Income tax expense (benefit)	(304)	1,124	1,396	1,526	(43)	1,852	(1,498)

Net proceeds	$124,925	$133,002	$171,623	$154,671	$177,591	$177,768	$189,111

Balance sheet data:
Cash and cash equivalents	$144	$266	$190	$306	$780	$2,583	$858
Working capital	41,217	52,479	72,111	56,343	72,556	73,626	66,652
Total assets	154,539	145,241	167,164	172,168	206,220	254,081	279,038
Total debt, including short-term debt	57,695	47,650	61,150	61,239	79,756	79,465	95,634
Total members’ equity	39,029	50,035	48,204	44,216	59,214	62,034	53,660

						Six Months Ended
	Year Ended July 31,					January 31,

	2000	2001	2002	2003	2004	2004	2005

Other data (Unaudited):
Walnuts received, in millions of pounds	257.4	218.8	279.0	252.1	297.4	297.4	282.7
Walnut sales as a percentage of total gross sales	100.0%	77.9%	76.6%	74.1%	70.6%	69.6%	68.8%

(1)	As an agricultural cooperative association, we have derived revenues from our patronage business, which consists of processing and marketing walnuts on behalf of Diamond Growers members, and our non-patronage business, which consists of purchasing, processing and marketing nut varieties other than walnuts. Our financial statements include statements of net proceeds prepared in accordance with GAAP, rather than statements of operations. Net proceeds are amounts distributable to member growers from the patronage business. Net proceeds also include net income or loss from non-patronage business. Net proceeds do not include walnut acquisition costs.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
          The historical financial information contained in this disclosure statement/prospectus has been derived from consolidated financial statements prepared in accordance with GAAP for agricultural cooperative associations. After the conversion, our consolidated financial statements will be prepared in accordance with GAAP for companies that are not agricultural cooperative associations. The principal difference relates to accounting for walnut inventories received from members. Currently, we establish crop year pools for walnuts we receive from Diamond Growers members. Net patronage proceeds or losses from the sale of walnuts are allocated to members by crop year pool, in proportion to the value of walnuts received by us. Each crop year pool is closed when the related crop is substantially sold, by making a final distribution of net proceeds to members based on their patronage in that pool. Furthermore, Diamond Growers currently uses the net realizable value, or NRV, method to value walnut inventories received from Diamond Growers members. NRV is the estimated sales price of inventories less estimated completion, distribution and selling costs. As a result of crop pool accounting and the NRV method of valuing inventories, Diamond Growers’ historical financial statements do not include a cost of goods sold for walnuts received from its members.
          After the conversion, we will not be eligible to use crop year pool accounting and NRV, and instead will account for purchases of walnuts from growers on a historical cost basis, as we currently do for purchases of nuts other than walnuts. As a result, the consolidated statements of net proceeds included in this disclosure statement/prospectus will not be comparable to future statements of operations.
          The following unaudited pro forma condensed financial information for Diamond Foods gives effect to the conversion and the effect of applying estimated walnut acquisition costs to the historical financial statements. The historical financial statement information set forth below has been derived from, and is qualified by reference to, the consolidated financial statements of Diamond Growers and should be read in conjunction with those financial statements and notes thereto included elsewhere in this disclosure statement/prospectus.
          The unaudited pro forma as adjusted condensed balance sheet as of January 31, 2005 and the unaudited pro forma as adjusted condensed statement of operations for the year ended July 31, 2004 give effect to the conversion and initial public offering and the application of the net proceeds and the change in method of accounting, as described above, as if they had occurred on January 31, 2005 (in the case of the pro forma condensed combined balance sheet) and on August 1, 2003 (in the case of the pro forma statement of operations).
          Pro forma financial information for the interim period ended January 31, 2005 has not been presented because it cannot be determined until CASS data (described below) for the 2004 crop year is available, which we expect will be in October 2005.
          Diamond Foods’ cost basis for walnuts will be the price Diamond Foods pays for walnuts received. For the year ended July 31, 2004, estimated walnut acquisition costs are included in the unaudited pro forma condensed financial information based on the “field price” reported by the California Statistical Office of the USDA National Agricultural Statistics Service, or CASS. We believe this information is the best available measure of industry-wide walnut acquisition costs. CASS collects data to prepare statistical information for a variety of crops, livestock, fruits, nuts and other commodities. Information regarding amounts paid to growers for California walnuts is submitted by processors to CASS in the last week of August for the prior crop year and CASS publishes the prior year field price by the first week of October. Field price is an average price paid per pound to growers for reporting California processors. While we cannot determine an actual cost basis for our walnut inventory on a historical basis, we believe the CASS data are an appropriate measure for purposes of preparing pro forma financial information comparable to that expected to result in the future. However, you should note that:

•	we are unable to determine retroactively what we would have paid to our member growers for walnuts in prior years had we not been an agricultural cooperative association;

•	we are unable to determine whether what we would have paid to our grower members for walnuts would approximate amounts paid to other growers by other processors as reflected in the CASS statistics;

•	there are limitations in the level of detail provided by the CASS statistics; and

•	we cannot assure you that the cost of sales amounts implied by the CASS statistics are representative of future cost of sales amounts that we will pay for walnuts.
          As a result of converting from crop year pool accounting and NRV to historical cost basis for accounting for walnut inventories, we expect our gross margins after the conversion to be lower for the first half of fiscal 2006, reflecting the subsequent sale of inventories valued at NRV at the time of the conversion. Future inventories will be valued at the lower of cost or market.
          Shares used to calculate pro forma net income per share:

Shares

Shares to Diamond Growers members	6,726,874
Shares to new investors	5,333,333
Shares to Diamond Foods directors, officers and Grower Executive Council members	606,460

12,666,667

If no Diamond Growers members elect to receive cash instead of shares for their Diamond Growers property interest, the number of shares issued to members in connection with the conversion will be 8,060,207.
          Our board of directors has approved the grant of options and restricted stock upon the closing of our initial public offering. Total grants are expected to have a fair value at the date of grant of approximately $14.0 million, based on the assumed initial public offering price. The options and restricted stock will vest over a three-year period, and we will recognize the fair value of the grants as compensation expense in our statement of operations over this period. The unaudited pro forma condensed financial information reflects these options and restricted stock grants, but does not reflect the compensation expense associated with these grants.
          We based the pro forma information on available information and assumptions that management believes are reasonable and that reflect the effects of these transactions. We provide the pro forma information for informational purposes only, and this information should not be construed to be indicative of our consolidated financial position or results of operations had these transactions been completed on the dates assumed. This information does not represent a projection or forecast of our consolidated financial position or results of operations for future dates or periods. You should read the pro forma information in conjunction with our historical consolidated financial statements, and with the information set forth under “The Plan of Conversion,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” included elsewhere in this disclosure statement/prospectus.

Unaudited Pro Forma Condensed Balance Sheet
as of January 31, 2005
(In thousands)

	Diamond	Pro Forma		Diamond	Pro Forma		Diamond Foods
	Growers	Adjustments —		Foods	Adjustments —		Pro Forma
	Historical	Conversion		Pro Forma	Offering		As Adjusted

Assets
Current assets:
Cash and cash equivalents	$858	$—		$858	$80,000	(c)	$37,558
					(18,600	)(d)
					(7,600	)(e)
					(15,000	)(f)
					(2,100	)(g)
Trade receivables — net	42,329	—		42,329	—		42,329
Inventories	195,127	—		195,127	—		195,127
Prepaid expenses and other current assets	7,307	—		7,307	—		7,307

Total current assets	245,621	—		245,621	36,700		282,321
Property, plant and equipment — net	23,158	—		23,158	—		23,158
Investment in CoBank	2,150	—		2,150	—		2,150
Other assets	8,109	—		8,109	(464	)(f)	11,189
					(256	)(h)
					3,800	(i)

Total assets	$279,038	—		$279,038	$39,780		$318,818

Liabilities and members’/ stockholders’ equity
Current liabilities:
Notes payable — banks	$56,750	$—		$56,750	$—		$56,750
Notes payable — members	3,420	—		3,420	—		3,420
Accounts payable and accrued liabilities	28,603	—		28,603	(825	)(j)	27,778
Current member account	90,196	38,500	(a)	128,696	—		128,696

Total current liabilities	178,969	38,500		217,469	(825)		216,644
Long-term obligations	35,464	—		35,464	(15,464	)(f)	20,000
Other liabilities	10,945	—		10,945	—		10,945
Members’/ stockholders’ equity:
Common stock	—	7	(b)	7	6	(c)	13
Additional paid-in capital	—	—		—	79,994	(c)	53,794
					(18,600	)(d)
					(7,600	)(e)
Working capital retains	38,500	(38,500	)(a)	—	—		—
Retained earnings	15,160	(7	)(b)	15,153	(166	)(h)	17,422
					(1,365	)(g)
					3,800	(i)

Total members’/ stockholders’ equity	53,660	(38,500)		15,160	56,069		71,229

Total liabilities and members’/stockholders’ equity	$279,038	$—		$279,038	$39,780		$318,818

See accompanying notes to unaudited pro forma condensed financial information.

Unaudited Pro Forma Condensed Statement of Operations
For the Year Ended July 31, 2004
(In thousands, except share and per share amounts)

	Diamond	Pro Forma		Diamond	Pro Forma		Diamond Foods
	Growers	Adjustments —		Foods	Adjustments —		Pro Forma
	Historical	Conversion		Pro Forma	Offering		As Adjusted

Net sales and other revenues	$359,683	$—		$359,683	$—		$359,683
Patronage inventory at beginning of year	(94,701)	94,701	(k)	—	—		—
Patronage inventory at end of year	101,403	(101,403	)(k)	—	—		—

Gross marketing pool proceeds/net sales	366,385	(6,702)		359,683	—		359,683
Purchased commodities	63,951	160,926	(l)	224,877	—		224,877
Processing, packing and distribution costs	78,641	—		78,641	—		78,641

Proceeds before operating expenses/gross margin	223,793	(167,628)		56,165	—		56,165
Operating expenses:
Selling, general and administrative	28,196	—		28,196	—		28,196
Advertising	14,673	—		14,673	—		14,673
Interest, net	3,376	—		3,376	(1,080	)(n)	2,296

Total operating expenses	46,245	—		46,245	(1,080)		45,165

Proceeds before income taxes/ income before income taxes	177,548	(167,628)		9,920	1,080		11,000
Income tax (benefit) expense	(43)	3,515	(m)	3,472	378	(m)	3,850

Net proceeds/net income	$177,591	$(171,143)		$6,448	$702		$7,150

Pro forma net income per share:
Basic							$0.56
Fully diluted							$0.56
Shares used for pro forma net income per share:
Basic							12,666,667
Fully diluted							12,666,667
See accompanying notes to unaudited pro forma condensed financial information.

Notes To Unaudited Pro Forma
Condensed Financial Information
(In thousands, except share, per share and per pound amounts)

(a)	Represents a conversion adjustment of $38,500 to reclassify the amount of working capital retains, recorded as members’ equity in accordance with GAAP for agricultural cooperative associations, to the current member account.

(b)	Represents the issuance of 7,333,334 shares of common stock to be issued in the conversion and initial public offering to members, Diamond Foods employees, board members and advisors.

(c)	Represents the sale of 5,333,333 shares of common stock at an assumed initial public offering price of $15.00 per share. Gross proceeds from this offering are expected to be $80,000.

(d)	Represents cash distributions of $18,600 that we estimate Diamond Growers members will elect to receive in the conversion instead of 1,333,333 shares of Diamond Foods common stock.

(e)	Represents the underwriting discount and estimated expenses of $7,600 related to the initial public offering and the conversion.

(f)	Represents the repayment of $15,464 of subordinated loans.

(g)	Represents prepayment penalties of $2,100 ($1,365 net of taxes) related to the payment referred to in footnote (f) and the charge to retained earnings. The charge will be recognized in the statement of operations in the period in which the prepayment actually occurs.

(h)	Represents the write off of unamortized capitalized financing costs of $256 ($166 net of taxes) related to the payment referred to in footnote (f) and the charge to retained earnings. The charge will be recognized in the statement of operations in the period in which the prepayment actually occurs.

(i)	Represents net deferred tax assets of $3,800 resulting from temporary differences between the tax and book basis of assets and liabilities at the time of conversion that may be included in future income tax returns of Diamond Foods.

(j)	Represents the tax effects of $825 related to footnotes (g) and (h).

(k)	Represents adjustments of $94,701 and ($101,403) to convert from crop year pool and NRV accounting to lower of cost or market accounting for walnuts purchased.

(l)	Represents an adjustment of $160,926 to record the estimated acquisition cost of 285,566 pounds of walnuts sold at an average cost of approximately $0.564 per pound, the weighted average CASS field price of walnuts for the 2002 and 2003 crop years.

(m)	Represents an adjustment for incremental income taxes that will be incurred as a result of the conversion. The estimated effective income tax rate of 35.0% includes the effects of state income taxes.

(n)	Represents a reduction in interest expense of $1,080 related to the repayment of the subordinated loan in footnote (f).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
          The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this disclosure statement/prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under “Special Note Regarding Forward-Looking Statements.” Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in the following discussion and under “Risk Factors,” “Business” and elsewhere in this disclosure statement/prospectus.
Overview
          We are a branded food company specializing in processing, marketing and distributing culinary, snack, in-shell and ingredient nuts. Our company was founded in 1912 and has a strong heritage in the walnut market under the Diamond of California brand. We are converting from an agricultural cooperative association to a public company. As a public company, our focus will be on building stockholder value. We intend to expand our existing business, and to continue to introduce higher-margin branded products in our culinary and snack businesses, including snack nuts marketed under our Emerald of California brand name. Our products include walnuts, pine nuts, pecans, peanuts, macadamia nuts, hazelnuts, cashews, Brazil nuts and almonds. Our products are sold in over 60,000 retail locations in the United States and in over 100 countries. We sell products to approximately 900 customers, including approximately 150 international customers. In general, we sell directly to retailers, particularly large, national grocery store and drug store chains, and indirectly through wholesale distributors who serve independent and small regional retail grocery store chains and convenience stores.
          As a cooperative, our historical business consisted primarily of processing and marketing walnuts and related products on behalf of members. Under our Marketing Agreement with members, we process and market each member’s entire walnut crop each year. In recent years, we expanded our business by purchasing, processing, packaging and selling a wide variety of other nuts and related snack products.
          Our business is seasonal. Demand for nut products, particularly in-shell nuts and to a lesser extent, culinary nuts, is highest during the months of October, November and December. We receive our principal raw material, walnuts, during the period from September to November and process it throughout the year. As a result of this seasonality, our personnel and working capital requirements and walnut inventories peak during the last quarter of the calendar year. This seasonality also impacts capacity utilization at our facilities, which routinely operate at capacity for the last four months of the calendar year.
          A disproportionate amount of our net sales and related net proceeds is earned in the first half of our fiscal year. For example, net sales in the first half of 2003 and 2004 were 70.0% and 64.8% of net sales for each full fiscal year. In the near term, we expect a higher percentage of our net income to be earned in the first half of our fiscal year because many of our operating costs are fixed and cannot be reduced when net sales are lower quarter to quarter. However, as we continue to introduce new higher value-added products, such as snack nuts, we expect net sales, and related net income, to be less seasonal.
          The historical financial information contained in this disclosure statement/prospectus has been derived from financial statements prepared in accordance with GAAP for agricultural cooperative associations. After the conversion, our financial statements will be prepared in accordance with GAAP for companies that are not cooperative associations. The principal difference relates to accounting for walnut inventories received from members. Currently, crop year pools are established for members’ walnuts we receive from Diamond Growers members. In addition, net patronage proceeds or losses from the sale of walnuts are allocated to members by crop year pool. Payments to members are specifically identified as to crop year pool. When the related crop is substantially sold, each crop year pool is closed by making a final distribution of net proceeds to members based on their patronage in that pool.
          Furthermore, we currently use the net realizable value, or NRV, method to value walnut inventories delivered by members. NRV is the estimated sales price of inventories less estimated completion, distribution and selling costs. As a result of crop pool accounting and the NRV method of valuing inventories, our historical financial statements do not include a cost of goods sold for walnuts received from our members.
          After the conversion, we will not be eligible to use crop year pool accounting and NRV, and instead will account for purchases of walnuts from growers on a historical cost basis, as we currently do for purchases of nuts other than walnuts. As a result, the consolidated statements of net proceeds included herein will not be comparable to future statements of operations. In order to reconcile our historical results to the accounting principles that we will use after the completion of the conversion, see “Unaudited Pro Forma Condensed Financial Information” above. Subsequent to the conversion, we expect our effective tax rate to be 35% to 38% of our consolidated pre-tax income.
          As an agricultural cooperative association, we have derived revenues from our patronage business, which consists of processing and marketing walnuts on behalf of Diamond Growers members, and our non-patronage business, which consists of purchasing, processing and marketing nut varieties other than walnuts. Diamond Growers financial statements include statements of net proceeds prepared in accordance with GAAP for agricultural cooperative associations, rather than statements of operations. Net proceeds are amounts distributable to member growers from the patronage business. It also includes net income from non-patronage business. Net proceeds above do not include walnut acquisition costs.
Results of Operations

Six Months Ended January 31, 2005 Compared to Six Months Ended January 31, 2004
          Net sales were $285.1 million and $233.1 million for the six months ended January 31, 2005 and 2004. The increase in net sales was due to increased volume and higher prices. The increase in prices reflected higher commodity costs for raw materials, which we were able to pass on, in part, to consumers. This higher pricing was principally for walnuts, pecans and almonds in the North American Retail channel and in-shell and shelled walnuts in the International channel. Volume, in total pounds sold, grew from 138.9 million in 2004 to 154.7 million in 2005, an increase of 11.4%. The majority of the growth was in the North American Ingredient channel.
          Net sales by channel (in thousands):

	Six Months Ended
	January 31,
			Percentage Change
	2004	2005	2004 to 2005

North American Retail(1)	$134,682	$152,983	13.6%
International	62,812	75,932	20.9
North American Ingredient	33,277	54,263	63.1
Other	2,297	1,948	(15.2)

Total	$233,068	$285,126	22.3

(1)	North American Retail represents sales of our culinary, snack and in-shell nuts in North America.
          The increase in North American Retail sales was principally from the national launch of our Emerald brand snack nut products and pricing increases on various products, reflecting increased commodity costs. This increase in net sales was partially offset by introductory payments of $3.4 million for our snack nut products. International sales increased as a result of expanded distribution of walnuts into the German retail markets and increased demand from existing customers in Korea in the bakery and confectionary markets. North American Ingredient sales increased due to increased shipments to the USDA school lunch program and volume increases in the baking and food service channels as the rising prices of other nuts made walnuts more attractive to these customers.

          Sales of walnuts and other nuts as a percentage of total gross sales were:

	Six Months Ended
	January 31,

	2004	2005

Walnuts	69.6%	68.8%
Other nuts	30.4	31.2

Total	100.0%	100.0%

          The table above is based on gross sales, rather than net sales, because certain adjustments, such as promotional discounts, are not allocable to product type.
          Proceeds Before Operating Expenses. Proceeds before operating expenses were $222.0 million and $206.1 million for the six months ended January 31, 2005 and 2004. The principal reason for the increase was the growth in net sales. Processing, packing and distribution costs consist of receiving, processing, packing, packaging material, freight and warehouse costs. These costs remained flat as a percentage of net sales. These costs decreased from the benefits of leveraging fixed plant costs, but the benefits were offset by the costs related to the national launch of our Emerald brand snack nut products and by higher commodity, fuel and transportation costs.
          Selling, General and Administrative Expenses. Selling, general and administrative expenses consist principally of salaries and benefits for sales and administrative personnel, brokerage, professional services, travel and non-manufacturing depreciation and facility costs. Selling, general and administrative expenses were $18.0 million and $15.9 million for the six months ended January 31, 2005 and 2004. The increase of $2.1 million or 13.2% is due to increased brokerage costs from higher sales, and higher salary and professional service costs. Selling, general and administrative expenses as a percentage of net sales were 6.3% and 6.8% for the six months ended January 31, 2005 and 2004.
          Advertising. Advertising expense was $14.4 million and $8.8 million for the six months ended January 31, 2005 and 2004. The increase related principally to approximately $7.6 million in costs associated with the launch of our Emerald brand snack nut products.
          Interest Expense. Interest expense was $2.1 million and $1.7 million for the six months ended January 31, 2005 and 2004. The increase was due to additional borrowings required to fund working capital in support of sales growth.
          Income Taxes. Income tax benefit was $1.5 million for the six months ended January 31, 2005, compared to income tax expense of $1.9 million for the six months ended January 31, 2004. As an agricultural cooperative association, income taxes are not provided on patronage net proceeds. Income taxes have been provided at the statutory rate based on the pre-tax income of our non-patronage business. The benefit in the six months ended January 31, 2005 arises from the loss on the non-patronage business generated by introductory payments and increased advertising costs to support the national launch of our Emerald brand snack nut products.
          Net Proceeds. Net proceeds were $189.1 million and $177.8 million for the six months ended January 31, 2005 and 2004. As a percentage of net sales, net proceeds declined from 76.3% in 2004 to 66.3% in 2005, principally due to the additional costs incurred to support the national launch of our Emerald brand snack nut products.

2004 Compared to 2003
          Net Sales. Net sales were $359.7 million and $308.5 million for the years ended July 31, 2004 and 2003. The increase was due primarily to increased volume and, to a lesser extent, higher prices. Volume, in total pounds sold, increased from 172.4 million in 2003 to 197.6 million in 2004, an increase of 14.6%. This volume increase was attributable primarily to increased demand, which we believe was a result of the growing awareness of the health benefits of nuts and a trend toward high protein, low carbohydrate diets, the favorable impact of the Dollar in relation to the Euro, and increased sales to mass merchandisers.
          Net sales by channel were (in thousands):

			Percentage Change
	2003	2004	2003 to 2004

North American Retail	$153,812	$187,451	21.9%
International	76,062	96,312	26.6
North American Ingredient	74,549	70,991	(4.8)
Other	4,027	4,929	22.4

Total	$308,450	$359,683	16.6

          The increase in North American Retail sales was principally due to additional sales to certain mass merchandisers as a result of increased consumer demand that we believe was driven by current dietary trends to healthy foods. The increase represented a combination of increased unit volume and higher pricing. International sales increased as a result of increased product availability, the continued market acceptance of the health benefits of nuts, increased ingredient products for baking and confectionary markets, and the weak Dollar compared to other currencies, which improved our ability to competitively price our products internationally. North American Ingredient sales decreased primarily due to the lower volumes of product delivered to the USDA school lunch program in 2004. Additionally, pricing for this program was lower than the previous year.
          Sales of walnuts and other nuts as a percentage of total gross sales were:

	2003	2004

Walnuts	74.1%	70.6%
Other nuts	25.9	29.4

Total	100.0%	100.0%

          Proceeds Before Operating Expenses. Proceeds before operating expenses were $223.8 million and $195.2 million for the years ended July 31, 2004 and 2003. The principal reason for the increase in proceeds before operating expenses was the growth in net sales. Additionally, processing, packing and distribution costs decreased as a percentage of net sales to 21.9% in 2004 from 22.6% in for 2003. The decrease in 2004 was attributable to a favorable shift in product mix and the benefit received from leveraging fixed plant costs, offset by the impact of rising commodity prices which increased to 17.8% of net sales in 2004 from 13.5% in 2003.
          Selling, General and Administrative Expenses. Selling, general and administrative expenses were $28.2 million and $27.1 million for the years ended July 31, 2004 and 2003. The increase in 2004 was due to higher salaries and professional services. Selling, general and administrative expenses as a percentage of net sales were 7.8% and 8.8% for 2004 and 2003.
          Advertising. Advertising expense was $14.7 million and $8.7 million for the years ended July 31, 2004 and 2003. The increase in advertising is mainly due to approximately $4.5 million in costs associated with the California launch of our Emerald brand snack nut products.
          Interest Expense. Interest expense was $3.4 million and $3.2 million for the years ended July 31, 2004 and 2003. The increase was due to additional borrowings required to fund working capital requirements in support of sales growth.
          Income Taxes. Income tax expense was nil and $1.5 million for the years ended July 31, 2004 and 2003 due to a decline in non-patronage net proceeds, which was principally the result of the California launch of our Emerald brand snack nut products.

          Net Proceeds. Net proceeds were $177.6 million and $154.7 million for the years ended July 31, 2004 and 2003. As a percentage of net sales, net proceeds declined from 50.1% in 2003 to 49.4% in 2004, principally due to costs incurred to support the California launch of our Emerald brand snack nut products.

2003 Compared to 2002
          Net Sales. Net sales were $308.5 million and $282.2 million for the years ended July 31, 2003 and 2002. The increase in net sales was due to higher volumes, offset in part by lower prices due to increased supply. Volume, in total pounds sold, grew from 156.2 million in 2002 to 172.4 million in 2003, an increase of 10.4%, due to the larger sized 2002 walnut crop. We believe the volume increases were attributable primarily to the growing awareness of the health benefits of nuts and the trend toward high protein, low carbohydrate diets. In addition, we increased distribution and sales to certain warehouse club stores.
          Net sales by channel were (in thousands):

			Percentage Change
	2002	2003	2002 to 2003

North American Retail	$137,875	$153,812	11.6%
International	72,066	76,062	5.5
North American Ingredient	68,347	74,549	9.1
Other	3,870	4,027	4.1

Total	$282,158	$308,450	9.3

          The increase in North American Retail sales was driven by the increase in sales of other nut products to certain warehouse club chains as a result of new customers and increased demand from existing customers. International sales increased as a result of the increased demand for shelled walnuts by customers in Japan, Israel and Australia. North American Ingredient sales increased due to greater demand from new and existing customers and increased shipments to the USDA school lunch program at slightly higher prices.
          Sales of walnuts and other nuts as a percentage of total gross sales were:

	2002	2003

Walnuts	76.6%	74.1%
Other nuts	23.4	25.9

Total	100.0%	100.0%

          Proceeds Before Operating Expenses. Proceeds before operating expenses were $195.2 million and $211.8 million for the years ended July 31, 2003 and 2002. The decrease was the result of a 10.7% larger walnut crop in 2002 compared to 2003, which generally led to lower average sales prices, as well as to rising commodity prices for nuts other than walnuts. Commodity cost as a percentage of net sales increased to 13.5% in 2003 from 11.1% in 2002. Processing, packing and distribution cost as a percentage of net sales were 22.6% and 23.8% for 2003 and 2002. The decrease in 2003 as a percentage of net sales was attributable to a favorable shift in product mix and the benefit from leveraging fixed plant costs.
          Selling, General and Administrative Expenses. Selling, general and administrative expenses were $27.1 million and $26.2 million for the years ended July 31, 2003 and 2002. Increased salaries and charges for the write off of certain assets were offset by decreases in travel, recruiting and contracted services. Selling, general and administrative expenses as a percent of net sales were 8.8% and 9.3% for 2003 and 2002.
          Advertising. Advertising expense was $8.7 million and $9.1 million for the years ended July 31, 2003 and 2002.
          Interest Expense. Interest expense was $3.2 million and $3.4 million for the years ended July 31, 2003 and 2002. The decrease was primarily due to declining interest rates on short-term borrowings.

          Income Taxes. Income tax expense was $1.5 million and $1.4 million for the years ended July 31, 2003 and 2002, as net proceeds from our non-patronage business were relatively unchanged.
          Net Proceeds. Net proceeds were $154.7 million and $171.6 million for the years ended July 31, 2003 and 2002. As a percentage of net sales, net proceeds declined to 50.1% in 2003 from 60.8% in 2002 due to increased commodity costs and declining prices as a result of the 2002 walnut crop size.
Pro Forma and Supplemental Financial Information
          The following financial information has been prepared on the basis described in “Unaudited Pro Forma Condensed Financial Information” on page 57 of this disclosure statement/prospectus. Diamond Foods’ cost basis for walnuts will be the price Diamond Foods pays for walnuts received. For the years ended July 31, 2002, 2003 and 2004, estimated walnut acquisition costs are included in the supplemental financial information below based on the “field price” reported by the California Statistical Office of the USDA National Agricultural Statistics Service, or CASS, for each related crop year. We believe this information is the best available measure of industry-wide walnut acquisition costs. While we cannot determine an actual cost basis for our walnut inventory on a historical basis, we believe the CASS data are an appropriate measure for purposes of preparing supplemental financial information comparable to that expected to result in the future. However, you should note that:

•	we are unable to determine retroactively what we would have paid to our member growers for walnuts in prior years had we not been a grower-owned cooperative;

•	we are unable to determine whether what we would have paid to our grower members for walnuts would approximate amounts paid to other growers by other processors as reflected in the CASS statistics;

•	there are limitations in the level of detail provided by the CASS statistics; and

•	we cannot assure you that the cost of sales amounts implied by the CASS statistics are representative of future cost of sales amounts that we will pay for walnuts.

	Year Ended July 31,

	2002	2003	2004

	Supplemental	Supplemental	Pro Forma

	(unaudited)
Net sales and other revenues	$282,158	$308,450	$359,683
Cost of sales(1)	$235,723	$253,894	$303,518

Gross margin	46,435	54,556	56,165
Operating expenses:
Selling, general and administrative	26,241	27,065	28,196
Advertising	9,105	8,744	14,673
Interest, net	3,429	3,154	3,376

Total operating expenses	38,775	38,963	46,245

Income before taxes	$7,660	$15,593	$9,920

(1)	Represents historical cost of purchased commodities, processing, packaging and distribution and adjustments of $28.1 million, $(1.8) million and $6.7 million for the years ended July 31, 2002, 2003 and 2004 to convert walnut inventories from crop year pool and NRV accounting to cost accounting, and $137.3 million, $142.4 million and $160.9 million for estimated walnut cost of goods sold for the years ended July 31, 2002, 2003 and 2004. Cost of goods sold for walnuts was determined based on 233.4 million, 252.5 million and 285.6 million pounds sold at an average cost per pound of $0.588, $0.564 and $0.564 cents for the years ended July 31, 2002, 2003 and 2004. These average costs per pound are the weighted average CASS field prices for the applicable crop years. There are no other adjustments to the historical amounts. We believe this information is useful to investors because it will enable comparisons of our historical financial results to other companies and to our future financial statement presentation.

          Gross margin as a percentage of net sales was 16.5%, 17.7% and 15.6% for the years ended July 31, 2002, 2003 and 2004. The decline in gross margin as a percentage of net sales in 2004 was due principally to introductory payments and start up processing and packaging costs associated with the launch of our Emerald brand snack nut product and to rising commodity costs.
          As a result of converting from a crop year pool and NRV accounting basis for walnut inventories to a cost basis, we expect our gross margins to decline for the first half of the year ending July 31, 2006, reflecting the effect of the sale of walnut inventories valued at NRV subsequent to the conversion. Future walnut inventories will be valued at the lower of cost or market.
Liquidity and Capital Resources
          Our liquidity is dependent upon funds generated from operations and external sources of financing.
          As of January 31, 2005, we had a total of $20.0 million of senior notes outstanding with two institutional investors. We are required to make annual principal repayments on these notes in the amount of $4.0 million starting in December 2009. The notes mature in December 2013 and bear interest at a rate of 7.35% per annum. We are subject to certain affirmative and negative covenants outlined in the senior note agreement. Payments to member growers are subordinated to any payments due on the senior notes. Subsequent to the conversion and this offering, payments to growers will not be subordinated to the senior notes.
          As of January 31, 2005, we had a $15.5 million subordinated loan. This note matures beginning in August 2009 and bears interest at a rate of 7.2% per annum. The subordinated loan agreement governing this note subjects us to financial and other covenants and contains customary events of default. In addition, the subordinated loan requires that member notes be limited to no more than $15.0 million and includes an event of default for changes in control. We expect to repay this indebtedness using a portion of the proceeds of the initial public offering.
          We also have an unsecured master loan agreement with CoBank that provides for both a revolving line of credit in an aggregate principal amount of $57.5 million, bearing an interest rate of LIBOR plus 0.75% per annum, and a long-term revolver that provides an aggregate principal amount of $20.0 million bearing an interest rate of LIBOR plus 0.8% per annum. The master loan agreement was renewed on March 1, 2005 and will expire on January 15, 2007. The long-term revolving agreement expires on November 10, 2008. The master loan agreement governing these credit facilities subjects us to financial and other covenants and contains customary events of default. As of January 31, 2005, we had an aggregate amount outstanding of $25.8 million on the revolving line of credit and no borrowings on the long-term revolver.
          As of January 31, 2005, we had a credit agreement with a bank that provides for an unsecured revolving line of credit in an aggregate principal amount of $32.5 million and a $2.0 million letter of credit facility. The revolving line of credit expires on January 15, 2007, and borrowings under this line of credit bear interest at a rate of LIBOR plus 0.65% per annum. The credit agreement governing these notes subjects us to financial and other covenants and contains customary events of default. As of January 31, 2005 we had an aggregate amount outstanding of $31.0 million on the revolving line of credit.
          As of January 31, 2005, we were in compliance with all applicable loan covenants and other credit facilities and on a combined basis, we had $53.2 million of available borrowing capacity.
          Our investment in CoBank represents our cost basis in its stock. We are required to maintain this investment to comply with our borrowing agreements with CoBank. This investment cannot be readily converted to cash in that we cannot dispose of it without the prior approval of CoBank and only in the event of termination of our borrowing agreements with CoBank.

          Working capital and members’ equity were $66.7 million and $53.7 million at January 31, 2005 as compared to $72.6 million and $59.2 million at July 31, 2004.
          We purchased approximately $3.9 million of equipment in the six months ending January 31, 2005 and expect to spend approximately $6.0 million in the last half of the year ended July 31, 2005, including expenditures for expansion of processing capacity to support the launch of our Emerald brand snack nut products and sales to a new ingredient customer, a major food chain.
          During the year ended July 31, 2004, cash used in operating activities was $13.6 million compared to cash provided by operating activities of continuing operations of $3.7 million during the year ended July 31, 2003. The decrease in operating cash flow was due to the increased payments to members and growth in non-patronage inventories partially offset by a growth in net proceeds adjusted for non-cash items, principally depreciation and amortization. Cash used in investing activities was $4.5 million in 2004 compared to $3.7 million in 2003. Substantially all the cash used in investing activities in 2004 related to purchases of equipment (primarily snack product related); while, in 2003, purchases of equipment were $4.0 million. Cash provided by financing activities in 2004 was $18.5 million compared to $0.1 million in 2003. During 2004, we borrowed $28.5 million under our notes payable and repaid $10.0 million of long-term obligations.
          During the year ended July 31, 2003, cash provided by operating activities was $3.7 million as compared to cash used in operating activities of $11.2 million during the year ended July 31, 2002. The increase in cash from operations was principally due to an increase of inventories of $28.5 million in 2002. This was offset, in part, by a decrease in net proceeds of $17.0 million in 2003 compared to the previous year. Net cash used during 2003 in investing activities was $3.7 million as compared to $2.4 million in 2002, principally from the purchase of equipment. Cash provided by financing activities in 2003 was $0.1 million as compared to cash provided by financing activities in 2002 of $13.5 million.
          We believe cash on hand, cash equivalents and cash expected to be provided from our operations, in addition to borrowings available under our existing lines of credit, will be sufficient to fund our contractual commitments, repay obligations as required, and meet our operational requirements through the year ended July 31, 2006.
Contractual Obligations and Commitments
          Contractual obligations and commitments at January 31, 2005 are as follows (in millions):

	Payments Due by Period

		Less than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term obligations(a)	$35.5	$—	$—	$9.0	$26.5
Operating leases(b)	2.1	0.5	1.0	.6	—
Purchase commitments(c)	3.1	3.1	—	—	—

Total	$40.7	$3.6	$1.0	$9.6	$26.5

(a)	Excludes $1.4 million in total letters of credit outstanding related to normal business transactions.

(b)	Operating lease commitments as of July 31, 2004. There have not been any significant changes in the six months ended January 31, 2005.

(c)	Commitments to purchase new equipment.
Critical Accounting Policies
          Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenue and expenses. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are set forth below.
          Revenue Recognition. We recognize revenue when a persuasive arrangement exists, title has transferred (based upon terms of shipment), price is fixed, delivery occurs and collection is reasonably assured. Revenues are recorded net of rebates, promotion and marketing allowances. Customers have the right to return certain products. These product returns are estimated based upon historical results and reflected as a reduction in net sales.
          Inventories. We record walnut inventories acquired from members at estimated net realizable value (estimated sales price less estimated completion, distribution and selling costs). We estimate sales prices and costs based on historical experience and other assumptions that we believe are reasonable. Actual results could differ materially from these estimates. All other inventories are stated at the lower of cost (first in, first out) or market. Other inventories include purchased commodities, processed walnuts used in non-patronage products, manufacturing costs and packing materials and supplies. Subsequent to the conversion and offering, all inventories will be accounted for on a lower of cost (first in, first out) or market value basis.
          Impairment of Long-Lived Assets. We review long-lived assets to assess recoverability from projected undiscounted cash flows whenever events or changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized in operating results when future undiscounted cash flows are less than the assets’ carrying value. The impairment loss would reduce the carrying value of an asset to its fair value. In 2003, we charged approximately $0.7 million to selling, general and administrative expenses related to the abandonment of certain information system capitalized assets.
          Employee Benefits. We incur various employment-related benefit costs with respect to qualified and nonqualified pension and deferred compensation plans. Assumptions are made related to discount rates used to value certain liabilities, assumed rates of return on assets in the plans, compensation increases, employee turnover and mortality rates. We utilize third-party actuarial firms to assist us in determining appropriate assumptions and plan valuations. Different assumptions could result in the recognition of differing amounts of expense over different periods of time.
          Income Taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized for the tax effect of temporary differences between the financial statement and tax basis of recorded assets and liabilities at current tax rates. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The recoverability of the tax assets recorded on the balance sheet is based on both our historical and anticipated earnings levels and is reviewed periodically to determine if any additional valuation allowance is necessary when it is more likely than not that amounts will not be recovered.
Effects of Inflation
          The most significant factor affecting our net sales volume and cost of sales is the change in market prices for purchased nuts. The prices of these commodities are affected by world market conditions and are volatile in response to supply and demand, as well as political and economic events. The price fluctuations of these commodities do not necessarily correlate with the general inflation rate. Inflation may, however, adversely affect operating costs such as labor, energy and materials.

Recent Accounting Pronouncements
          In January 2003, the Financial Accounting Standards Board issued FASB interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). In December 2003, the FASB issued FIN 46(R), a revision of FIN 46. FIN 46(R) sets forth new consolidation criteria and additional disclosures regarding variable interest entities, and may require consolidation of entities not required to be consolidated under prior accounting rules, or deconsolidation of entities in certain cases. FIN 46(R) is effective for our year ending July 31, 2005. Effective August 1, 2004, we adopted FIN 46(R), retroactively, by restating prior years’ financial statements. As a result, we deconsolidated the Diamond Walnut Capital Trust (“Trust”), and recorded a $15,464 subordinated loan (“Loan”) in our consolidated balance sheets. The Trust was created for the sole purpose of issuing trust preferred securities, which had historically been included in our balance sheet as a $15,000 trust preferred minority interest. Also, as a result of the adoption of FIN 46(R), the $464 investment in the common stock of the Trust is now included in other assets. In addition, we have recognized interest expense on the Loan, rather than minority interest, with no effect on net income.
          In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this statement had no impact on our financial position or results of operations.
          In December 2004, SFAS No. 123(R), Share-Based Payment, was issued. This statement requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant date fair value of the security issued. In addition, liability awards will be remeasured each reporting period and compensation costs will be recognized over the period that an employee provides service in exchange for the award. This statement will be effective for us beginning after December 15, 2005. We are in the process of evaluating the potential impact of this new standard.
          In November 2004, SFAS No. 151, Accounting for Inventory Costs, was issued. This statement requires allocation of fixed production overheads to inventories based on the normal capacity of the production facilities. Unallocated overhead must be recognized as an expense in the period incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We believe adoption of this statement will have no material impact on our financial position or results of operations.
Quantitative and Qualitative Disclosure About Market Risk
          Market Risk. Our principal market risks are exposure to changes in commodity prices and interest rates on borrowings. Although we have international sales and related trade receivables from foreign customers, there is no significant foreign currency exchange risk as substantially all sales are denominated in U.S. Dollars.
          Commodities Risk. The availability, size, quality and cost of raw materials for the production of our products, including walnuts, pecans, peanuts, cashews, almonds and other nuts, are subject to risks inherent to farming, such as crop size and yield fluctuations caused by poor weather and growing conditions, pest and diseases problems, and other factors beyond our control. Additionally, our supply of raw materials could be reduced if governmental agencies conclude that our products have been tampered with, or that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents.
          Interest Rate Risk. We have exposure to changes in interest rates on certain debt obligations. The interest rates on our amended senior credit facilities fluctuate based on the London Interbank Offered

Rate (LIBOR). A one percentage point change in LIBOR would increase our annual interest expense by approximately $600,000, without taking into account our expected application of a portion of the proceeds of the proposed initial public offering to repay certain outstanding indebtedness. The fair values of notes payable and long-term obligations at the end of each fiscal period approximate the amounts recorded in the balance sheet based on information available to us with respect to current interest rates and terms for similar financial instruments.

BUSINESS
Overview
          We are a branded food company specializing in processing, marketing and distributing culinary, snack, in-shell and ingredient nuts. Our company was founded in 1912 and has a strong heritage in the walnut market under the Diamond of California brand. We are converting from an agricultural cooperative association to a public company. As a public company, our focus will be on building stockholder value. We intend to expand our existing business, and to continue to introduce new higher-margin branded products in our culinary and snack businesses, including snack nuts marketed under our Emerald of California brand name. Our products include walnuts, pine nuts, pecans, peanuts, macadamia nuts, hazelnuts, cashews, Brazil nuts and almonds. Our products are sold in over 60,000 retail locations in the United States and in over 100 countries.
          We have four product lines:

•	Culinary. We sell culinary nuts under the Diamond of California brand in grocery store baking and produce aisles and through mass merchandisers and club stores. Culinary nuts are marketed to individuals who prepare meals or baked goods at home and who value fresh, high-quality products. Our culinary product introductions offer the consumer a convenient recipe-ready source of nuts to enhance food, such as salads, vegetables, pastas and baked goods.

•	Snack. We sell roasted, glazed and flavored snack nut products in innovative resealable containers under the Emerald of California brand. These products are typically available in grocery store snack aisles, convenience stores, drug stores and other places where snacks are sold. We have introduced a wide range of unique flavors, such as Honey Dijon and Apple Cinnamon, in various “on-the-go” package styles, marketed to active consumers who are seeking a flavorful and healthy snack alternative to traditional snacks, such as chips, cookies and candy. Colorful, eye-catching labels and ergonomically designed, lightweight canisters differentiate our products. In addition, we dry roast rather than oil roast our almonds, use our proprietary glazing process for honey roasted nuts, and incorporate a higher proportion of tree nuts rather than peanuts in our mixed nut products.

•	In-shell. We sell in-shell nuts under the Diamond of California brand, primarily during the winter holiday season. These products are typically available in grocery store produce sections and through mass merchandisers and club stores. In-shell nuts are marketed to individuals who value tradition and fresh, healthy and aesthetically-appealing foods.

•	Ingredient. We market ingredient nuts under the Diamond of California brand to food processors, restaurants, bakeries and food service companies and their suppliers. Our institutional and industrial customers use our standard or customer-specified nut products to add flavor and enhance nutritional value and texture in their product offerings. We believe these customers value Diamond’s broad range of reliably high-quality nut products.
          Our net sales were as follows (in millions):

				Six Months Ended January 31,
	Year Ended July 31, 2004			2005

	North	Inter-		North	Inter-
	American	national	Total	American	national	Total

Culinary	$142.0	$15.3	$157.3	$101.6	$12.7	$114.3
Snack	7.1	—	7.1	9.7	—	9.7
In-shell	38.4	39.5	77.9	41.7	37.7	79.4

Total consumer	187.5	54.8	242.3	153.0	50.4	203.4
Ingredient	71.0	41.5	112.5	54.3	25.5	79.8
Other	4.9	—	4.9	1.9	—	1.9

Total	$263.4	$96.3	$359.7	$209.2	$75.9	$285.1

          Diamond of California is the leading brand of culinary and in-shell nuts in the United States based on market share. Our culinary nut market share (based on sales) for the 52-week period ended April 17, 2005 was approximately 38.5%, which is more than four times the market share of our next largest competitor, according to Information Resources, Inc., an industry research organization that we refer to as IRI. According to IRI, our culinary and in-shell products had an all commodity volume weighted distribution of 90% in the United States for the 52-week period ended April 17, 2005. All commodity volume weighted distribution in the United States for a product or group of products is the quotient of (x) the sum of the total dollar volume for all goods sold through all U.S. stores that sold at least one unit of that product or one unit of one product within that group of products during a period of time, divided by (y) the sum of the total dollar volume for all goods sold through all U.S. stores during the same period of time. We believe that this measure is the best available indicator of the extent of product distribution in retail channels.
          As part of our strategic plan to focus on higher-margin branded products, in August 2004 we launched our Emerald of California snack nut line nationally. This product line features packaging design that is new to the snack nut industry, such as lightweight plastic, resealable containers instead of industry-standard glass jars and composite canisters. These features improve shelf-life, maintain freshness and improve portability of our products and, together with our unique flavors and processing techniques, help differentiate our products from those of our competitors. Prior to this initiative, only Planters had successfully offered a broad range of branded snack nut products nationally. As a result of the successful launch of our Emerald brand line of products, we believe that we are well positioned to become the principal national competitor to Planters for snack nuts. According to IRI, our snack nut products had an all commodity volume weighted distribution of 67.8% in the United States for the 12-week period ended April 17, 2005.
Our Industry
          We compete in two growing industries: the nut industry and the broader snack industry. Historically, the snack nut market, which is a segment of both of these industries, has had one leader and a fragmented group of regional and national competitors. We believe that none of the national competitors has established a strong brand to compete with the market leader. We believe a significant opportunity exists to establish our branded snack nut products in the growing snack nut market.

Nut industry
          We believe the U.S. culinary nut market is well positioned for future growth. The USDA reports that over 1.0 billion pounds of tree nuts and over 2.5 billion pounds of peanuts were consumed in the United States in 2004. The nut market consists of many segments, including the four markets in which we participate. We believe all of these market segments are growing. According to IRI, sales in the U.S. culinary nut market, currently the principal market in which we compete, were approximately $600 million for the 52-week period ended January 23, 2005, with branded product sales growing approximately 4% over the previous 52-week period.

Snack industry
          We believe the snack market is well positioned for future growth. Packaged Facts, a Maryland-based market research firm, estimates that U.S. retail sales of snack foods will grow from $47.1 billion in 2003 to $57.3 billion in 2008, or 4% annually. Packaged Facts expects that nutritional snack sales will grow at a faster rate. According to IRI, sales in the U.S. snack nut market were approximately $2.6 billion for the 52-week period ending January 23, 2005, with sales growing approximately 14.7% over the year ago period.

Growth factors
          We believe that our markets are growing because consumers are seeking healthier diets. Nuts are a good source of protein, fiber, vitamins and minerals. They provide texture and taste to meals with little effort on the part of the consumer. Recent studies indicate that nuts may also help prevent cardiovascular disease and promote weight loss. We believe that these studies and related media attention are changing consumer perceptions about the health benefits of eating nuts. Some factors affecting these perceptions include:

•	Nuts have no trans fatty acids and most of the fat they contain is beneficial unsaturated fat, which has been demonstrated to lower cholesterol.

•	The USDA and U.S. Department of Health and Human Services January 2005 “Dietary Guidelines For Americans” recommends that up to 35% of dietary calories come from sources of unsaturated fatty acids, such as nuts, fish and vegetable oils.

•	The Food and Drug Administration, or FDA, has stated that consuming 1.5 ounces of nuts per day, as part of a diet low in saturated fat and cholesterol, may reduce the risk of heart disease.

•	Walnuts are rich in protein, fiber, vitamins and minerals. They also contain a high percentage of omega-3 fatty acid, which has been shown to help reduce cholesterol, blood pressure and the risk of heart disease.

•	Dietary fat in general has been shown to be an important element of a well balanced diet.
          We believe that greater consumer awareness of the health benefits of nut consumption is reversing commonly-held negative perceptions about nuts. In the past, many consumers limited nut consumption because nuts are relatively high in fat and all fat consumption was believed to contribute to cardiovascular disease and weight gain. Today, we believe those perceptions are changing and consumers are increasing their consumption of nuts, creating opportunities for the future growth of the markets in which we compete.
          We also believe that our markets are growing in part because consumers are seeking products that enable them to prepare healthy meals more quickly and conveniently. We believe that dietary trends are emphasizing healthy eating as much as convenience foods, and that many people wish to prepare a meal rather than simply heating or unpacking it. The use of culinary nuts for cooking, and snack nuts for garnishing foods, fit with this market trend.
          We also believe that many consumers, particularly in the United States, are attracted to the convenience of snacks but prefer nutrient-rich snacks as alternatives to traditional snacks such as chips, cookies and candy. Nuts are an ideal snack food for these consumers.
Investment Highlights
          We believe that we are well positioned in our markets. Our key competitive strengths are our strong brand recognition, successful product innovations, advanced processing capabilities, a vertically-integrated business model, multiple growth opportunities and an experienced, accomplished management team.

Strong brand recognition
          Our Diamond of California brand has been recognized by consumers since 1912 and is associated with reliably high-quality, healthy products. We believe that our focus on selling branded products allows us to generate greater consumer loyalty for our products, and enables us to obtain higher prices for our products.
          Since the national launch in 2004, our Emerald of California snack nut products are available in over 60,000 retail locations across 50 states. We are positioning Emerald of California as the number two national snack nut brand by appealing to traditional snack nut consumers and younger, more health-conscious, “on-the-go” consumers. The strength of our Emerald brand is based on our product differentiation, including unique flavors, innovative packaging, effective in-store merchandising, and targeted television and print advertising for these products.

Successful product innovations
          We focus on product innovation. Our patented glazing techniques allow us to produce appealing flavors that are unique within the snack aisle. We are continually creating and evaluating new flavors, products and packaging. In launching our Emerald product line, we introduced 15 new products. We develop new products and flavors under an exclusive arrangement with a prominent third-party food research and development company. This has allowed us to utilize top-quality product development talent, while minimizing product development costs. We will continue to use our new product development experience to increase our product offerings. As we expand our snack nut product range, we believe we can gain greater shelf space in retail stores and increase our market share. We have also introduced convenient recipe-ready, portion-sized packages of our culinary nuts and today are the market leader in this category. We believe that our innovations differentiate our products from those of our competitors, leading to increased brand loyalty and higher consumer awareness.

Advanced processing capabilities
          We believe that our advanced processing capabilities allow us to offer high quality and innovative products. We are an early adopter of new technologies and techniques. This allows us to improve the quality of our existing products, introduce new products, enhance margins and meet diverse customer needs. Our advanced processing technologies include laser sorting systems and state-of-the-art roasting, glazing and packaging technologies. Since 2003, we have employed waterfall laser sorting systems that allow us to produce virtually shell-free products of uniform size and color. This is especially important to our ingredient customers. Our patented glazing techniques enable us to produce the only shelf-stable, glazed snack nut products available for the mass market. We have also developed materials and processing techniques, such as vacuum packaging and the use of natural antioxidants that increase the shelf life of our products.

Vertically-integrated business
          Our business is vertically integrated. We procure nuts directly from growers or from other nut processors and process, package and market them through multiple distribution channels. This integrated approach allows us to control product quality, gain an early understanding of nut pricing, better anticipate market conditions, and exploit market opportunities more quickly and efficiently. As the single largest buyer of in-shell tree nuts in the United States, we have developed a deep understanding of the nut markets and have successfully applied this experience across our organization to improve our purchasing and other operational decisions. Further, our experience with packaging and marketing products, in combination with this raw material purchasing expertise, allows us to adapt more quickly to market trends and recognize new opportunities.

Multiple growth opportunities
          We have multiple opportunities to grow our revenues through a variety of initiatives. We believe that we have a significant opportunity to establish our snack nut products in the growing snack nut market, where the competition is characterized by a fragmented group of regional and national sellers, none of which, other than Planters, has a material share of the market. We are focused on increasing our sales at the expense of these competitors and improving our operating results, in part by extending the distribution of our Emerald of California products into sales channels in which our margins are relatively higher, such as convenience stores and drug stores. This will result in increased shelf space devoted to our Emerald products and a higher proportion of our sales through these higher-margin channels. In addition, we believe that we can grow our sales in the snack market by creating and expanding into new product categories within the snack nut market, introducing new flavors and packaging and potentially offering complementary products, such as trail mix.
          Our other product sales are also well positioned for continued growth. We believe we can increase our sales in the culinary nut market by selling more products through new and existing channels, where we have opportunities to expand shelf space and points of display. We also believe we can grow our sales of these products by using new distribution channels, such as convenience stores, offering a wider array of products marketed in conveniently-sized packages and marketing our culinary products internationally. In addition, we believe we can increase our sales of ingredient products by providing our customers a broader offering of high-specification and value-added products.

Experienced and accomplished management team
          Our senior management team is highly experienced and accomplished. The majority of our senior management has worked together for many years and has been employed within our organization even longer. Our chief executive officer and chief operating officer have a total of 40 years of experience in the food industry. The other nine most senior members of our executive team have an average of 25 years of experience in the food industry. We believe that their familiarity with our business, products and customers will contribute to the success of our new product initiatives. Further, we believe that our senior management team’s established and well-maintained supplier and customer relationships will allow us to continue to compete effectively.
Our Strategy
          Our goal is to continue to grow our revenues by increasing our market share in the snack nut category, while strengthening our position as the number one marketer and distributor of culinary nuts. In addition, we intend to expand our profit margins by introducing higher-margin products and reducing costs. To achieve these goals we intend to:
          Increase market share in the snack nut industry. We plan to promote our broad line of snack nut products aggressively, by investing in creative advertising, marketing and promotions. We believe our continued investments in national advertising campaigns will help differentiate our products and improve our competitive position. National consolidation of retailers has created a need for distribution efficiencies, such as fewer stockkeeping units, or SKUs, conservation of warehouse space, supply chain support and national merchandising. We are capable of providing these efficiencies. We intend to gain additional market share in the snack nut market, primarily at the expense of regional firms, by exploiting our national brand and presence.
          Improve gross and operating margins. We intend to increase our margins through shifting product mix and investing in capital improvements. Following the national rollout of our Emerald products, we expect a greater proportion of our sales to be represented by higher-margin products. We also plan to encourage sales through channels in which we can achieve higher profit margins, such as convenience stores and drug stores. We plan to invest capital for projects that lower our costs. We intend to examine the location and function of our processing, storage and distribution facilities and optimize the utilization of these assets. We are also evaluating investments in additional processing and packaging equipment. We expect that these investments will increase our production flexibility, enabling us to serve our customers better and improve our margins.
          Expand and improve our distribution channels. We plan to expand existing sales channels and introduce our products in new distribution channels as opportunities arise. We plan to continue the nationwide rollout of our Emerald of California brand products, particularly by targeting sales through drug stores, mass merchandisers, convenience chains and club stores. We believe these outlets represent excellent growth opportunities for our snack nut products because they are generally growing faster than traditional grocery stores. We plan to leverage our existing supply chain management capabilities to cost-effectively distribute our products through these new channels.

          Pursue external growth opportunities. In order to maintain and grow our leading market share in culinary nuts and expand our presence in the snack industry, we may make strategic acquisitions, enter into strategic alliances or pursue other external growth opportunities. In particular, we intend to identify opportunities that will allow us to:

•	introduce new products that are complementary to our existing product lines and are capable of being marketed through our existing production and distribution systems;

•	build our brands;

•	enhance our processing and distribution capabilities to lower our costs; and

•	expand internationally.
Principal Products
          We market and sell the following products:

Category	Products	Product Features

Culinary	• Shelled nuts • Pegboard nuts • Glazed nuts • Harvest Reserve Premium nuts	• Whole, sliced, chopped and ground nuts
• Package sizes ranging from convenient 2.25-ounce pegboard packages to three-pound bags
• Recipe-ready
• Maximum freshness through resealable, atmosphere-controlled packaging
• Glazed nuts available in a variety of snack packs and flavors

Snack	• Glazed nuts • Mixed nuts • Roasted nuts	• Unique flavors, including Apple Cinnamon, Backyard Grill, Butter Toffee, Chocolate Brownie, Honey Dijon and Pecan Pie
• Package sizes ranging from 0.5-ounce to 12-ounce tubes, containers, and resealable foil bags
• Innovative, eye-catching packaging and “on-the-go” containers

In-shell	• Various uncracked nuts, cleaned and/or polished • Mixed nuts	• Packaged in-shell • Various package sizes ranging from one-pound bags to 25-kilogram sacks, with nut sizes ranging from baby to jumbo

Ingredient	• Shelled and processed nuts • Custom-processed nuts • Glazed nuts	• Whole, sliced, chopped and ground nuts
• Food processor product of uniform size and consistent color
• Various large package sizes tailored for business usage
• Flexible processing and packaging operations
          We offer all of our products in an array of packages to meet different market needs. We sell our culinary nut products in packages that are smaller and more convenient to use than our traditional one-pound packages, and have broadened their appeal and differentiated them from our competitors’ products. Our snack nut products are sold in various “on-the-go” package styles, including resealable foil bags and resealable plastic containers. With colorful, eye-catching labels and ergonomically designed, lightweight canisters, our products look and feel different than our competitors’ products, which have traditionally been marketed with understated labels in heavy glass or composite canisters. In addition, we dry roast rather than oil roast our almonds, use our proprietary glazing process for our honey roasted nuts, and incorporate a higher proportion of tree nuts rather than peanuts in our mixed nut products.

          Culinary Nuts. We process, market and sell our culinary nut products primarily under the Diamond of California brand. Our line of culinary nut products includes shelled walnuts, pine nuts, pecans, macadamia nuts, hazelnuts, Brazil nuts and almonds that consumers use in at-home food preparation. To meet the wide variety of consumer needs, we offer over 20 culinary products in various package sizes, some of which are designed for single-recipe use. For the year ended July 31, 2004, sales of these products accounted for approximately 53.9% of domestic revenues, 15.9% of international revenues and 43.7% of total revenues.
          Snack Nuts. We market and distribute our snack nut product line domestically under the Emerald of California brand. Our line of snack nuts products includes various assortments of packaged, shelled nuts in a wide variety of styles, such as glazed, roasted, blanched, dry roasted and honey roasted, and unique snack nut flavors, such as Apple Cinnamon, Backyard Grill, Butter Toffee, Chocolate Brownie, Honey Dijon and Pecan Pie. For the year ended July 31, 2004, sales of snack nuts products accounted for approximately 2.7% of domestic revenues, and 2.0% of total revenues; for the six months ended January 31, 2005 snack nuts sales represented approximately 4.6% of domestic revenues and 3.4% of total revenues.
          In-shell Nuts. Our in-shell nut products are marketed and sold primarily under the Diamond of California brand. We market and distribute in-shell nuts primarily during the winter holiday season. Our in-shell product line is typically marketed in grocery store produce sections and includes in-shell walnuts, pecans, hazelnuts, Brazil nuts and almonds. For the year ended July 31, 2004, in-shell products accounted for approximately 14.6% of domestic revenues, 41.0% of international revenues and 21.7% of total revenues.
          Ingredient Products. We process, market and distribute our ingredient products worldwide under the Diamond of California brand. Our line of ingredient products includes walnuts, pecans, hazelnuts and almonds that are processed and sold in bulk to meet the needs of food processors, restaurants, bakeries, food service companies and their suppliers. For the year ended July 31, 2004, sales of these products accounted for approximately 27.0% of domestic revenues, 43.1% of international revenues and 31.3% of total revenues.

Customers
          We sell products to approximately 900 customers, including approximately 150 international customers. In general, we sell directly to retailers, particularly large, national grocery store and drug store chains, and indirectly through wholesale distributors who serve independent and small regional grocery store chains and convenience stores.

Category	Customers	Representative Customers

Culinary	• National and regional grocery store chains • Mass merchandisers • Club stores • Wholesale distributors	• Albertsons, ALDI, Food Lion, Kroger, Publix, Safeway • Target, Wal-Mart • Costco, SAM’s Club • C&S Wholesale, Nash Finch, SuperValu

Snack	• National and regional grocery store chains • Mass merchandisers • Convenience stores • Drug stores • Wholesale distributors	• Albertsons, HEB, Kroger, Safeway • Wal-Mart • 7-Eleven, Chevron, Circle K Stores • Walgreens, Eckerd Pharmacy, Sav-on Drugs, Longs Drugs • C&S Wholesale, Nash Finch, SuperValu, United

In-shell	• National and regional grocery store chains • Mass merchandisers • Wholesale distributors	• Albertsons, ALDI, Kroger, Safeway, Schnucks, Tenglemann • Target, Wal-Mart • Associated, C&S Wholesale, Nash Finch, SuperValu

Ingredient	• Food processors • Restaurants and foodservice operators • Suppliers of these businesses	• Betty Crocker, General Mills, Keebler, Pillsbury, Sara Lee, Yamasaki Baking
• McDonald’s, Applebee’s, Mrs. Fields, Red Lobster
• Dot Foods, Noberasco SPA, Shoei Foods Corporation, Sysco/Sigma, U.S. Foodservice
          Sales to SAM’s Club and Wal-Mart combined accounted for approximately 16.5% of our net sales for the year ended July 31, 2004. No other single customer accounted for more than 10% of our net sales for the year ended July 31, 2004.
Marketing
          We believe that our marketing efforts are fundamental to the success of our business. According to IRI, our culinary and in-shell products had an all commodity volume weighted distribution of 90% in the United States. Advertising and marketing expenses were $16.5 million in 2004. In January 2004, we launched our Emerald brand snack nut line in California and within six weeks we established a brand recognition of 77%, as measured by Hall & Partners, a market research firm that we commissioned for this study. We believe that our Emerald of California brand is positioned to become the principal national snack nut competitor to Planters.
          Our marketing program is designed to build consumer awareness of our brands and customer loyalty to our products. We develop marketing strategies specific to each existing or new product line. Our marketing efforts are focused on building brand awareness, attracting new consumers to and increasing consumption of nuts. In addition and in order to maintain good customer relationships, these efforts are designed to minimize the impact of our sales on our trade customers’ private label sales. Marketing to ingredient business customers is focused on trade-oriented marketing described below.

          Our consumer-targeted marketing campaigns include television and print advertisements, coupon offers, co-marketing arrangements with complementary consumer product companies and co-op advertising with select retail customers. We air much of our television advertising during broadcasts of major sporting events, such as the 2004 Athens Olympics, the 2004 World Series and Super Bowl XXXIX, and employ offbeat campaigns, such as our quirky and humorous “EN” campaign and slogan “We want to be all nuts to all people,” both of which target a youthful and active demographic segment. Our “EN” television campaign featured fifteen different 15-second commercials, deployed to air in the front and back end of a standard commercial break. In the 2005 Super Bowl we aired a new 30-second advertisement. For the four-week period ended February 20, 2005, most of which followed our Super Bowl advertisement, IRI reported a 56% increase in total sales of Emerald products over the prior four-week period, driving the Emerald brand share of the U.S. branded snack nut market up 40%, to a share of 4.2%.
          We also design and provide point-of-purchase displays and product dispensers for use by our retail customers. These displays, and other shelving and pegboard displays, help ensure that our products are promoted in a consistent, eye-catching manner. They also enable us to make our products available for sale in multiple locations in a store, often outside of the baking and snack aisles, thus increasing sales opportunities.
          Our public relations and event sponsorship efforts are an important component of our overall marketing and brand awareness strategy. Our public relations efforts include distribution of free consumer publications designed to educate consumers about diet, health and the convenience and versatility of nuts as both a snack and recipe ingredient. We also conduct news media outreach programs and use our websites for product promotion and consumer entertainment. We offer samples and reach out to health-oriented consumers by sponsoring athletic events such as marathons, other running events and a college football bowl game, the Emerald Bowl. In addition to our marketing efforts related to sporting events, we have been the official nut supplier to the U.S. Olympic team for the past five years. We believe that these sponsorship and marketing efforts enable us to broaden the appeal of our products, particularly our Emerald of California brand snack nuts, to a younger demographic segment through product trial than is typically associated with our culinary product line.
          Promotional activities associated with our ingredient products include attending regional and national trade shows, trade publication advertising and customer-specific marketing efforts. These promotional efforts highlight our commitment to quality assurance, our processing and storage capabilities and product customization. We enter into co-branding arrangements with customers, such as Keeblers, Old Colony Baking and Pillsbury, where the producer of another branded product indicates on the package that Diamond of California brand products are an ingredient. We expect to pursue similar promotional opportunities as part of our overall marketing strategy going forward.
Sales and Distribution
          We market our consumer products through our sales personnel directly to large, national grocery store and drug store chains. Our sales department also oversees a network of over 176 independent brokers and various independent distributors and suppliers to regional grocery store chains and convenience stores.
          We distribute our products from our California, Alabama and Illinois production facilities, and from leased warehouse and distribution facilities located in California, Colorado, Florida, Georgia, Illinois, Indiana, Massachusetts, New Jersey, New York, Pennsylvania and Texas. Our sales administration and logistics department manages the administration and fulfillment of customer orders. The majority of our products are shipped from our production, warehouse and distribution facilities by contract and common carriers.
Product Development and Production
          We develop our products through an arrangement with Mattson & Company, an independent food product development firm. This arrangement enables us to use top-quality talent to develop innovative products quickly, particularly for our snack nut product line, while minimizing product development costs.

Our management team works closely with Mattson & Company throughout all phases of new product development. Development of a new product typically takes approximately 3 to 9 months from inception of the idea to the time when the product is first made available for retail sale.
          Once new products have been identified and developed, our internal production staff manages the process from inception to large-scale production and is responsible for consistently delivering to market high-quality products. We process and package most of our products at our Stockton, California, Robertsdale, Alabama and Lemont, Illinois facilities. We also use third parties to process and package a portion of our products when demand requirements for our products warrant.
Competition
          We operate in a highly competitive environment. Our products compete against food and snack products sold by many regional and national companies, some of which are larger and have greater resources than we have. We also compete for presence on the shelf space of retail grocers, mass merchandisers and club stores. As these retailers consolidate, the number of customers and potential customers declines and their purchasing power increases. As a result of the consolidation among national retailers, there is greater pressure to manage distribution capabilities in ways that increase efficiency for these large retailers, especially on a national scale. In general, competition in our markets is based on product quality, price, brand recognition and loyalty. Through the combination of the strength of our brands, our product differentiation and multiple sales and distribution channels, we believe that we compete effectively in each of these categories. Our principal competitors are national nut distributors, such as Planters and J.B. Sanfilippo, and regional and international food suppliers.
Raw Materials and Supplies
          We obtain nuts from domestic and international sources. Following the conversion, we will purchase the majority of our walnuts from growers that have entered into long-term supply contracts, and we will continue to purchase all of our other nut requirements from other nut processors on the open market. In the year ended July 31, 2004, all of the walnuts, peanuts and almonds we obtained were grown in the United States. We obtain all of our walnuts directly from growers located in California; we purchase other nuts from importers and domestic processors. A portion of our supply of hazelnuts and pecans were grown in the United States. We import Brazil nuts from Brazil, cashew nuts from India, Africa, Brazil and Southeast Asia, hazelnuts from Turkey, pecans from Mexico and pine nuts from China. In the year ended July 31, 2004, approximately 15.9% of our nut purchases other than walnuts were from international sources.
          We believe that we will be able to procure an adequate supply of raw materials for our products in the future, although the availability and cost of raw materials for the production of our products are subject to crop size and yield fluctuations and changes in governmental regulation.
          We purchase from third parties all other supplies used in our business, including roasting oils, seasonings, plastic containers, foil bags, labels and other packaging materials. We believe that each of these supplies is available from multiple sources and that our business is not materially dependent upon any individual supplier relationship.
Trademarks and Patents
          We market our products primarily under the Diamond of California and Emerald of California brands, which are registered as trademarks with the U.S. Patent and Trademark Office as well as in various other jurisdictions. Our agreement with Blue Diamond Growers limits our use of the Diamond of California brand in connection with our marketing of snack nut products. We also own two U.S. patents of various durations related to our processing methods. While these patents are an important element of our success, our business as a whole is not materially dependent on either one of them. We expect to continue to renew for the foreseeable future those trademarks that are important to our business.

Seasonality
          We experience seasonality in our business. Demand for walnut and other nut products is highest during the months of October, November and December. We purchase walnuts, pecans and almonds, our principal raw materials, between August and February, and process them throughout the year until the following harvest. As a result of this seasonality, our personnel, working capital requirements and inventories peak during the last four months of the calendar year. We experience seasonality in capacity utilization at our Stockton, California facility associated with the annual harvest during the last four months of the calendar year.
Employees
          As of January 31, 2005, we had approximately 680 full-time employees, consisting of approximately 519 production and distribution employees, 141 corporate staff employees and 20 sales employees. Our labor requirements typically peak during the last quarter of the calendar year, when we generally use temporary labor to supplement our full-time work force. Our production and distribution employees in the Stockton, California plant are members of the International Brotherhood of Teamsters. We recently entered into a new five-year collective bargaining agreement with these employees that expires in March 2010. We consider our relations with our employees to be good.
Properties
          We own all of our principal offices and facilities. Our headquarters and principal production facilities are located on 70 acres in Stockton, California. This facility consists of approximately 635,000 square feet of office and production space and 120,000 square feet of refrigerated storage space. Our two other principal production facilities are located in Robertsdale, Alabama and Lemont, Illinois, consisting of 55,000 and 40,000 square feet office and production space and 15,000 and 12,000 square feet of refrigerated storage space. We also lease warehousing facilities in California, Colorado, Florida, Georgia, Illinois, Indiana, Massachusetts, New Jersey, New York, Pennsylvania and Texas.
          We believe that our facilities are generally well maintained and are in good operating condition, and will be adequate for our needs in the foreseeable future.
Legal Proceedings
          We are not a party to any material legal proceedings.

MANAGEMENT
Directors, Nominees and Executive Officers
          The following table presents information about our directors and executive officers. Upon effectiveness of the registration statement related to the initial public offering, the Diamond Foods’ board of directors will consist of:

•	Laurence M. Baer, Dennis Mussell, Steven M. Neil, Glen C. Warren, Jr. and Robert J. Zollars;

•	three of the current members of the Diamond Growers’ board of directors; and

•	Michael J. Mendes, our President and Chief Executive Officer.
          All of the current members of the Diamond Growers board of directors are eligible to be selected as members of the Diamond Foods board of directors. Following the special meeting of Diamond Growers members to approve the conversion, the Diamond Growers board of directors will select the three persons who will serve on the Diamond Foods’ board of directors.

			Director
Name	Age	Position	Since

Michael J. Mendes	42	President, Chief Executive Officer and Director	2005
Gary K. Ford	50	Chief Operating Officer, Executive Vice President	—
Seth Halio	43	Chief Financial Officer, Executive Vice President	—
Samuel J. Keiper	54	Vice President, Grower Relations and Corporate Affairs	—
Laurence M. Baer(1)	48	Director	*
Dennis Mussell(1)(2)(3)	62	Director	*
Steven M. Neil(1)	52	Director	*
Glen C. Warren, Jr.(2)(3)	49	Director	*
Robert J. Zollars(2)(3)	47	Director	*
Carl A. Cilker	54	Nominee	2003†
Jeffrey J. Colombini	42	Nominee	2001†
Robert L. Driver	56	Nominee	1986†
John J. Gilbert	62	Nominee	1996†
Gary E. Hester	58	Nominee	2001†
Robert M. Lea	62	Nominee	1993†
Jerry K. Moore	62	Nominee	1998†
Earl Perez	74	Nominee	1976†
Michael M. Petz	47	Nominee	2001†
Joseph P. Silveira	57	Nominee	2002†
David E. Skinner	54	Nominee	2000†
William L. Tos, Jr.	46	Nominee	1991†
William C. Waggershauser	78	Nominee	1980†

*	Membership on the board of directors of Diamond Foods to begin upon the completion of this offering.

†	Indicates service as a member of the board of directors of Diamond Growers only.

(1)	Audit Committee member.

(2)	Compensation Committee member.

(3)	Nominating and Governance Committee member.
          Michael J. Mendes has served as our President and Chief Executive Officer since 1998. From 1991 to 1994 and from 1995 to 1998, Mr. Mendes served in various sales and marketing positions at Diamond Growers, including most recently as our Vice President of International Sales and Marketing. Prior to joining Diamond Growers, Mr. Mendes served as Manager of International Marketing of the Dole Food Company from 1989 to 1991. He holds a B.S. from the California Polytechnic State University, San Luis Obispo, and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.
          Gary K. Ford has served as our Executive Vice President and Chief Operating Officer since 1998. Mr. Ford served as general manager of the in-shell nut division of Sun-Diamond Growers of California, a cooperative joint venture, from 1995 to 1998. From 1992 to 1995, Mr. Ford served as General Manager of Metz Baking Company, and from 1979 to 1992, he served in various management capacities at PepsiCo, Inc.’s Frito-Lay division. He holds a B.S. from William Carey College and an M.B.A. from Georgia College and State University.
          Seth Halio has served as our Executive Vice President and Chief Financial Officer since January 2005. From July 2002 to January 2005, Mr. Halio served in various senior financial management positions at Ocular Sciences, Inc., a contact lens manufacturer, including Corporate Controller and Director of Finance. From 1997 to April 2002, he served in various capacities with Spectra-Physics, Inc., a manufacturer of lasers, including most recently as Vice President, Finance. Earlier in his career, Mr. Halio spent over eight years with Ernst & Young LLP. Mr. Halio holds a B.S. from Bucknell University.
          Samuel J. Keiper has served as our Vice President of Grower Relations and Corporate Affairs, since 1994 and as our Director of Member Services from 1992 to 1994. Prior to joining Diamond Growers in 1987, Mr. Keiper owned and operated a diversified farming company. He holds a B.S. from the University of California, Davis.
          Laurence M. Baer has served as Executive Vice President of the San Francisco Giants Baseball Club since 1992 and as its Chief Operating Officer since 1996. From 1990 until 1992, he served as Assistant to the Chairman of CBS, Inc., a media and entertainment corporation. Mr. Baer holds a B.A. from the University of California, Berkeley, and an M.B.A. from Harvard Business School.
          Dennis Mussell is the retired former President and Chief Executive Officer of Chicken of the Sea International, a packaged seafood company, after serving from August 1997 until January 2005. Prior to holding this position, he served in various senior capacities with Van Camp Seafood Company, Inc., the predecessor corporation to Chicken of the Sea International, including most recently Chief Operating Officer. Mr. Mussell has extensive work experience in the packaged food industry. He holds a B.S. from Southwest Missouri State University.
          Steven M. Neil has served as Vice President and Chief Financial Officer of The Cooper Companies, Inc., a company that manufactures specialty healthcare products, since January 2005. From July 2003 to January 2005, he served as Executive Vice President, Chief Financial Officer and Secretary of Ocular Sciences, Inc., a contact lens company. From October 1997 to June 2003 he was Executive Vice President, Finance, Chief Financial Officer, Treasurer and Secretary of Sola International, a marketer of eye glass lenses. He holds a B.A. from the University of California, Santa Barbara, and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

          Glen C. Warren, Jr. has served as President, Chief Financial Officer and a director of Antero Resources Corporation, a natural gas exploration and production company, since June 2002. Prior to joining Antero Resources Corporation, he served as a Managing Director of Concert Energy Advisors, a consulting firm to energy companies, from November 2001 to December 2002. From 1998 to March 2001, Mr. Warren served as Chief Financial Officer, Executive Vice President and a member of the Board of Directors of Pennaco Energy, Inc., an energy exploration and production company, from 1998 to March 2001. From 1989 to 1998, he was an investment banker with Dillon, Read & Co., Inc., Kidder, Peabody & Co. Incorporated and Lehman Brothers Inc. Mr. Warren holds a B.A. from the University of Mississippi, a J.D. from the University of Mississippi School of Law and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.
          Robert J. Zollars has served as Chairman of the board of directors and Chief Executive Officer of Neoforma, Inc., a provider of supply chain management solutions for the healthcare industry, since July 1999, and also served as its President from July 1999 to January 2001. From 1997 to July 1999, he served as Executive Vice President and Group President of Cardinal Health, Inc., a healthcare products and services company. Earlier in his career, while employed at Baxter International, a healthcare products and services company, Mr. Zollars served as President of a dietary products joint venture between Baxter International and Kraft General Foods. He holds a B.S. from Arizona State University and an M.B.A. from John F. Kennedy University.
          Carl A. Cilker has served as a member of our board of directors since June 2003. Since 1981, Mr. Cilker has been Senior Vice President of Cilker Orchards, a diversified company dealing in a variety of commercial and agricultural properties. He holds a B.S. from California Polytechnic State University, San Luis Obispo.
          Jeffrey J. Colombini has served as a member of the Diamond Growers board of directors since June 2001. Since 1992, Mr. Colombini has been the President of Lodi Farming, Inc., a company that farms 1,500 acres of apples, cherries, olives, walnuts and wine grapes. He holds a B.A. and a Technical Degree from California Polytechnic State University, San Luis Obispo.
          Robert L. Driver has served as a member of the Diamond Growers board of directors since 1986. Mr. Driver has been the Managing Partner of Driver Farms, Inc., a family corporation focusing on almonds and walnuts, since January 2002. He has served as a consultant to Dave Wilson Nursery, Inc., a diversified fruit and nut tree nursery, since January 2002 and President of Driver Nursery, Inc., a company farming almonds and walnuts, since 1969.
          John J. Gilbert has served as the Chairman of the Diamond Growers board of directors since 1996. Since 1983, Mr. Gilbert has been the owner and President of Gilbert Orchards and Rio Oso Groves, Inc., each of which is a family corporation focusing on walnuts. He holds a B.S. from California Polytechnic State University, San Luis Obispo.
          Gary E. Hester has served as a member of the Diamond Growers board of directors since June 2001. Since 1990, Mr. Hester has served as President of Hester Orchards, Inc., the activities of which include walnut farming and dehydrator operations.
          Robert M. Lea has served as a member of the Diamond Growers board of directors since 1993. Since November 2004, Mr. Lea has practiced law as a sole practitioner. From January 2004 to November 2004, Mr. Lea served as the Managing Partner of Lea and Shepherd, a law firm. From 1984 to December 2003, he was a partner of Lea & Arruti, a law firm specializing in business litigation. Mr. Lea holds a B.A. from the University of California, Davis and a J.D. from the University of California, Berkeley, School of Law (Boalt Hall).
          Jerry K. Moore has served as a member of the Diamond Growers board of directors since 1998. Since 1980, Mr. Moore has been the President of Jerry K. Moore, Inc., a company that provides farm management services and custom harvesting. Since 1970, he has owned and operated Venice Hill Walnut Nursery, a nursery specializing in walnut trees for sale to growers. Mr. Moore holds an A.A. degree from the College of the Sequoias.

          Earl Perez has served as a member of the Diamond Growers board of directors since 1976. Mr. Perez has been a partner of Perez Farms, a walnut grower, since 1950. He has been the owner and a director of the following entities since the year listed: California Ag Commodities, LLC, a marketing company for beans, 1998; California Transplants, LLC, a plant transplanting company focusing on tomatoes, beans and peppers, 1997; Perez Ranches, Inc., an equipment holding company, 1970; San Joaquin Tomato Growers, Inc., a processing and marketing company for fresh market tomatoes, 1970; and Perez Packing, Inc., a processing and marketing company for melons, 1955. He holds a two-year degree from the University of California, Davis.
          Michael M. Petz has served as a member of the Diamond Growers board of directors since June 2001. Since 1976, Mr. Petz has owned and operated a diversified farming business focusing on walnuts, pistachios and almonds.
          Joseph P. Silveira has served as a member of the Diamond Growers board of directors since June 2002. Since 1994, Mr. Silveira has served as President of Farmland Management Services, Inc., directing property acquisitions, operations, leases and sales. He holds a B.S. from California Polytechnic State University, San Luis Obispo.
          David E. Skinner has served as a member of the Diamond Growers board of directors since June 2000. Mr. Skinner has served as Chief Executive Officer of David E. Skinner, Inc., a private corporation involved in the business of farming, since 1994 and has been a partner of Skinner Orchard Management, a diversified farming partnership that grows rice and walnuts and does custom farming, since 1993. He holds a B.S. from the University of California, Davis and an M.B.A. from the University of California, Berkeley, School of Business.
          William L. Tos, Jr. has served as a member of the Diamond Growers board of directors since 1991. Mr. Tos has been a partner of Tos Farming, Co., a row crop farming company, since 1988 and has served as board member and corporate officer of Tos Farms, Inc., a company farming and conducting operations related to nut crops and fresh tree fruit, and table grapes, since 1982. Mr. Tos holds a B.S. from California Polytechnic State University, San Luis Obispo.
          William C. Waggershauser has served as a member of the Diamond Growers board of directors since 1980. Mr. Waggershauser has served as a consultant to AKT Wheatland Ranch LLC, since May 2004. From 1965 until April 2004, he was ranch manager for the Estate of Samuel Mills Damon.
          Each of our executive officers will serve in his office until he resigns or is removed from office. There are no family relationships among any of our directors and executive officers. Each of the director nominees has agreed to serve as a member of the Diamond Foods board of directors, if selected.
Board of Directors Composition
          We have nine authorized directors. Upon the effectiveness of the initial public offering, the Diamond Foods board of directors will consist of Mr. Baer, Mr. Mendes, Mr. Mussell, Mr. Neil, Mr. Warren and Mr. Zollars, and three of the current members of the Diamond Growers board of directors.
          Effective upon the effectiveness of the initial public offering, our certificate of incorporation and bylaws will divide our board of directors into three classes:

•	Class I directors, whose terms will expire at the first annual meeting of stockholders held after the initial public offering;

•	Class II directors, whose terms will expire at the second annual meeting of stockholders held after the initial public offering; and

•	Class III directors, whose terms will expire at the third annual meeting of stockholders held after the initial public offering.
          At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of their election and qualification until the third annual meeting following their election. The Class I directors will be Mr. Mendes, Mr. Baer and a current member of the Diamond Growers board; the Class II directors will be Mr. Mussell, Mr. Warren and a current member of the Diamond Growers board; and the Class III directors will be Mr. Zollars, Mr. Neil and a current member of the Diamond Growers board.
          Effective upon the effectiveness of the initial public offering, our bylaws will provide that the authorized number of directors may be changed only by resolution of the board of directors, and our bylaws will provide that the authorized number of directors may be set by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.
          This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock — Anti-Takeover Provisions — Certificate of Incorporation and Bylaw Provisions.”
Director Independence and Qualifications
          The board of directors has determined that each of Mr. Baer, Mr. Mussell, Mr. Neil, Mr. Warren and Mr. Zollars is an “independent director” as defined in Rule 4200 of the Marketplace Rules of The Nasdaq Stock Market, a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, and an “outside director” as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. The members of the Audit Committee also meet the independence requirements of Rule 4350(d)(2)(A) of the Marketplace Rules of The Nasdaq Stock Market.
Committee Composition
          Our board of directors has established three standing committees, — the audit committee, the compensation committee and the nominating and governance committee.
          Audit Committee. The audit committee will review and evaluate our financial statements, accounting practices and internal audit and control functions, select our independent auditors and review the results and scope of the audit and other services provided by our independent auditors. After completion of the initial public offering, the members of our audit committee will be Mr. Mussell, Mr. Neil and Mr. Baer, with Mr. Neil serving as chairman of the committee. The board of directors has determined that Mr. Neil qualifies as an “audit committee financial expert” as defined by the rules of the SEC.
          Compensation Committee. The compensation committee will review and determine the compensation and benefits of our officers and directors. After completion of the initial public offering, the committee also will administer our equity compensation and employee benefits plans and review general policies relating to compensation and benefits. The members of our compensation committee will be Mr. Mussell, Mr. Warren and Mr. Zollars, with Mr. Zollars serving as chairman of the committee.
          Nominating and Governance Committee. The nominating and governance committee will make recommendations to our board of directors concerning candidates for election to our board of directors and other corporate governance related matters. After completion of the offering, the members of our nominating and governance committee will be Mr. Warren, Mr. Mussell and Mr. Zollars, with Mr. Warren serving as chairman of the committee.
Compensation Committee Interlocks and Insider Participation
          None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Grower Executive Council
          Upon completion of the conversion, we will form the Grower Executive Council, an advisory board to the company. The initial members of the Grower Executive Council will be the current members of the Diamond Growers board of directors other than those appointed to be members of the Diamond Foods board of directors. The Grower Executive Council will assist us in the effective transition of our business from a cooperative business to a corporation and will have three primary roles after the conversion:

•	provide counsel concerning the Diamond Foods walnut grading system and overall grower support and service;

•	serve on industry boards and committees on behalf of Diamond Foods; and

•	serve as a representative for Diamond Foods in government affairs.
          Upon becoming a member of the Grower Executive Council, each member will be awarded a number of shares of restricted stock determined by dividing $10,000 by the fair market value of a share of our common stock on the date of the award (estimated to be $15.00 in the case of our initial non-employee directors). All such awards will be under the 2005 Equity Incentive Plan. The restricted stock awards will vest, and our right to repurchase those shares will lapse, over the two-year period beginning with the date on which the shares are awarded, with one-half of the shares vesting each anniversary of the date they are awarded, provided the member remains in continuous service as a member through each such date. In addition, each restricted stock grant will become fully vested and exercisable if we are acquired prior to or at the director’s termination of service.
Director Compensation
          Our non-employee directors are compensated for their services as directors and are reimbursed for their reasonable expenses in attending board and board committee meetings. Prior to the initial public offering, our non-employee directors were paid $500 per meeting, and we paid an annual retainer of $45,000 to the Chairman of the Board of Directors. Prior to the initial public offering, Mr. Neil and Mr. Zollars were paid $1,000 per Diamond Growers board meeting they attended, and $1,000 per month, for services as advisory members of the board.
          Following the completion of the initial public offering, our non-employee directors will receive an annual retainer, meeting fees and stock option awards. The annual retainer will be $18,000 and meeting fees will be $2,000 for each board of directors meeting attended. In addition, the Chairman of the Board of Directors and the chair of each committee of the board will receive an additional annual retainer and each committee member will be paid committee meeting fees. The additional retainer for the Chairman of the Board of Directors and the audit committee chair will be $5,000. The additional retainer for the compensation committee chair and nominating committee chair will be $2,500. Committee meeting fees will be $500 for each board committee meeting attended. In addition, all of our directors will be reimbursed for their reasonable expenses in attending board and board committee meetings.
          Upon becoming a member of the Diamond Foods board of directors, each non-employee director will be awarded a number of shares of restricted stock determined by dividing $120,000 by the fair market value of a share of our common stock on the date of the award (estimated to be $15.00 in the case of our initial non-employee directors), and granted an option to purchase 10,000 shares of common stock under our 2005 Equity Incentive Plan at the fair market value at the time of the award (estimated to be $15.00 per share in the case of our initial non-employee directors). On each anniversary of the date each eligible non-employee director received his or her initial stock option grant to purchase 10,000 shares, the director will automatically be granted an additional option to purchase 10,000 shares at the then-current fair market value, if he or she has served continuously as a member of the board for at least one year. All such awards will be under the 2005 Equity Incentive Plan. The shares of restricted stock will be awarded for a purchase price of $0.001 per share and will vest, and our right to repurchase those shares will lapse, over the three-year period beginning with the date on which the shares are awarded, with one-third of the shares vesting on each anniversary of the date they are awarded, provided the non-employee director remains in continuous service as a director or consultant through each such date. All options will have ten-year terms and will terminate six months following the date the director ceases to be one of our directors or consultants or 12 months following that date, if the termination is due to death or disability. Each option will vest and become exercisable on the one-year anniversary of the date of grant, provided the director remains in continuous service as a director or consultant through that date. In addition, each restricted stock grant and option will become fully vested and exercisable if we are acquired prior to or at the director’s termination of service.
Executive Compensation
          The following table presents compensation information for the year ended July 31, 2004 awarded to, earned by, or paid to our chief executive officer and all of our other executive officers at that date whose salary and bonus for the year ended July 31, 2004 were more than $100,000. We refer to these executives as our named executive officers.
Summary Compensation Table

	2004 Annual Compensation
					Long Term
			Other Annual		Incentive	All Other
Name and Principal Position	Salary	Bonus	Compensation		Program	Compensation

Michael J. Mendes,
President and Chief Executive Officer	$400,000	$400,000	$165,512	(1)	$100,000	$255,577	(2)
Gary K. Ford,
Chief Operating Officer and Executive Vice President	200,605	127,226	16,956	(3)	25,076	30,896	(4)
Michael P. Riley,
Former Vice President and Chief Financial Officer	177,671	131,244	18,335	(5)	12,030	—
Samuel J. Keiper,
Vice President, Grower Relations and Corporate Affairs	141,371	57,255	13,603	(6)	8,836	—

(1)	Represents $137,594 in retirement plan contributions, $8,086 in health insurance premiums, $5,000 in 401(k) plan contributions, $4,810 in club membership dues, $7,326 in medical expense reimbursements, $1,784 for personal use of a company automobile and $912 in life insurance premiums.

(2)	Represents $197,939 in relocation costs and $57,638 in unused vacation time disbursements.

(3)	Represents $8,086 in health insurance premiums, $4,161 in 401(k) plan contributions, $3,133 in medical expense reimbursements, $1,119 for personal use of a company automobile and $457 in life insurance premiums.

(4)	Represents $30,896 in unused vacation time disbursements.

(5)	Represents $8,086 in health insurance premiums, $3,995 in 401(k) plan contributions, $2,315 in medical expense reimbursements, $3,500 for personal use of a company automobile and $439 in life insurance premiums paid.

(6)	Represents $8,086 in health insurance premiums, $2,916 in 401(k) plan contributions, $898 in medical expense reimbursements, $1,381 for personal use of a company automobile and $322 in life insurance premiums.
Long-Term Incentive Program
          In November 2003, Diamond Growers adopted a Long-Term Incentive Program, pursuant to which Diamond Growers agreed to pay compensation based on multi-year corporate performance, measured in terms of the amount by which patronage net proceeds per pound paid to growers exceeded the CASS field price per pound by one cent or more. For each cent the price paid to growers exceeded the field price, to a maximum of five cents, 5% of the maximum bonus for the year is earned (i.e., a maximum of 25% can be earned each year, for a maximum of 100% for any four-year period). Each year, the percentage achievement for the most recent four years is aggregated and multiplied by the applicable percentage of base salary for each executive officer — 100% for the chief executive officer, 50% for the two next most senior officers (currently our chief financial officer and chief operating officer), and 25% for other executives. For fiscal 2004, we assigned zero credit for award calculation to the preceding three years. We plan to terminate this program beginning August 1, 2005.
Pension Plans
          The following table shows the estimated annual benefits payable upon retirement to Diamond Growers employees in the United States under the Diamond of California Management Pension Plan if taken during the plan year from August 1, 2004 through July 31, 2005.
Estimated Annual Retirement Benefits(1)

	Years of Service
Highest Five-Year
Average Compensation(2)	5	10	15	20	25	30	35	40

$150,000	$13,520	$27,039	$40,559	$54,078	$67,598	$81,117	$94,637	$106,637
250,000	18,745	37,489	56,234	74,978	93,723	112,467	131,212	147,612
350,000	18,745	37,489	56,234	74,978	93,723	112,467	131,212	147,612
450,000	18,745	37,489	56,234	74,978	93,723	112,467	131,212	147,612
550,000	18,745	37,489	56,234	74,978	93,723	112,467	131,212	147,612

(1)	We also maintain the Diamond Walnut Growers Retirement Restoration Plan in which Mr. Mendes is the sole participant. This supplemental plan provides benefits that are additional to the benefits under the Diamond of California Management Pension Plan. Based on the respective incremental years of service shown in the table above and assuming the applicable average compensation to be $550,000 (for lesser average compensation amounts the benefit would be reduced from the following figures), Mr. Mendes would receive a benefit from this supplemental plan as follows: (5 years) $64,441; (10 years) $128,883; (15 years) $193,324; (20 years) $192,893; (25 years) $198,279; (30 years) $237,935; (35 years) $277,591; (40 years) $319,021. These benefits under this plan are calculated as a single life annuity with a guaranteed 10-year term. Normal retirement age is age 60.

(2)	No more than $205,000 for the plan year from August 1, 2004 to July 31, 2005 (as adjusted from time to time by the Internal Revenue Service) of cash compensation may be taken into account in calculating benefits payable under the Diamond of California Management Pension Plan.
          The covered compensation under the plans described above for each of the named executive officers is the average of the five highest base salaries paid in the ten years ending on the date of retirement. Covered compensation is generally limited to base salary which corresponds to amounts shown in the “Salary” column of the Summary Compensation Table. However, if retirement were to occur during the period 2005 through 2013, then the calculation of covered compensation will include bonuses paid prior to August 2003 (compensation corresponding to such bonus amounts is reported in the “Bonus” column of the Summary Compensation Table). The Diamond of California Management Pension Plan also provides an alternate formula that could in some circumstances provide some individuals with a higher benefit than that shown in the table above for a given level of compensation. The application of this formula is limited to persons with service prior to August 1, 2003.
          Named executive officers included in the Summary Compensation Table have currently been credited with the following years of service: Mr. Mendes, 12 years; Mr. Ford, 9 years; and Mr. Keiper, 18 years.

          Retirement benefits in the table shown above are payable at normal retirement age (the later of age 65 or attainment of five years of service) in the form of a single life annuity (other optional forms of payment are available). The benefits listed in the table above are not subject to reduction for Social Security.
          Mr. Mendes is the sole participant in our Long Term Incentive Compensation Program. This is an arrangement, which we established in 2001 and amended in 2005, funded from our general assets, that in some circumstances provides Mr. Mendes an annual benefit over 10 years. Payment of the benefit may commence as early as age 50, but shall commence no later than at age 65. Annual benefits are determined pursuant to the following formula: Each year one-tenth of $1,000,000 plus additions to this amount (commencing January 2002) at a rate equal to the greater of (i) 7% and (ii) the rate payable on 10-year government bonds, as determined on each anniversary, plus 150 basis points. Assuming retirement at age 65 and the 7% compounding rate, Mr. Mendes will receive $463,986 each year over a 10-year period, with the last payment paid at age 74.
Employment Contracts, Termination of Employment and Change-in-Control Arrangements
          Michael J. Mendes. Our employment agreement with Mr. Mendes, dated March 25, 1997, provides for an initial annual salary and eligibility for standard benefits and bonus programs. Mr. Mendes’ current annual salary is $450,000, and his maximum bonus under our Management Performance Incentive Program is 100% of base salary. This agreement continues until it is terminated by Mr. Mendes or us, and Mr. Mendes is required to provide 60 days written notice of his termination. If we terminate Mr. Mendes without cause, he is entitled to continuation of his salary and health, dental and vision insurance benefits for up to 12 months, and we have agreed to provide him with up to $10,000 in outplacement services. If we terminate Mr. Mendes’ employment without just cause, the entire amount accrued under our Long Term Incentive Compensation Program for Mr. Mendes will be distributed to him.
          Gary K. Ford. Mr. Ford’s current annual salary is $220,666, and his maximum bonus under our Management Performance Incentive Program is 70% of his base salary. Mr. Ford’s employment is at will and may be terminated at any time, with or without formal cause.
          Seth Halio. Our offer letter to Mr. Halio, dated October 11, 2004, provides for an initial annual salary and eligibility for our standard benefits programs and our bonus programs. Mr. Halio’s current annual salary is $210,000, and his maximum bonus under our Management Performance Incentive Program is 70% of his base salary. Mr. Halio’s employment is at will and may be terminated at any time, with or without formal cause.
          Samuel J. Keiper. Mr. Keiper’s current annual salary is $147,026, and his maximum bonus under our Management Performance Incentive Program is 50% of his base salary. Mr. Keiper’s employment is at will and may be terminated at any time, with or without formal cause.
          Management Performance Incentive Program. The Management Performance Incentive Program consists of a profit sharing component and a goal achievement component. Under the profit sharing component, a payout is triggered when our adjusted crop return exceeds the independent field price by $0.01 per pound. Under the goal achievement component, at the beginning of each year, our board of directors establishes for each executive officer strategic goals and objectives associated with enhancing our profitability and long-term viability. At the end of the year, participants are evaluated by our board of directors and awarded a bonus based on this evaluation and their base salary.
          Acceleration of vesting and severance payments upon a change of control. We have entered into change-of-control agreements with our executive officers. Under these agreements, if we sell all or substantially all of our assets, complete a merger after which our stockholders before the merger do not own more than 50% of the surviving or successor entity’s outstanding voting securities after the merger, or any person or entity acquires 50% or more of our outstanding voting securities, and then after such change of control either the surviving or successor entity terminates the executive officer without cause (as defined below) or the executive officer terminates his employment for good reason (as defined below), then the vesting of the executive officer’s restricted stock and stock options will accelerate and the executive will become entitled to receive severance payments equal to a multiple of his current year salary and maximum bonus. The multiple is three times for Mr. Mendes, Mr. Ford and Mr. Keiper and two times for Mr. Halio.
          Under these agreements, the term “cause” means termination of employment due to the officer’s willful and continued failure to perform his or her duties to the company or its successor after we (or our successor or the surviving entity) deliver a written demand for substantial performance to the officer provided that this demand specifically identifies how we (or our successor or the surviving entity) believe that the officer has not substantially performed his or her or her duties, or the officer’s conviction of or plea of guilty or nolo contendere to felony criminal conduct.
          Under these agreements, the term “good reason” means in each case without the officer’s consent or waiver: a material diminution of the officer’s duties or authority with Diamond Foods, or the assignment of duties and responsibilities inconsistent with his or her status at Diamond Foods, as of the date of the change of control; a reduction in base salary or material reduction in benefits as of the date of the change in control without the express written consent of the officer; any breach by us of any of our material obligations under our agreements with the officer; or a reassignment which requires the officer to move his or her principal work location more than 50 miles from the our principal office in Stockton, California.
Employee Benefit Plans and Option Grants

Equity Grants to Executive Officers
          Upon effectiveness of the initial public offering we expect to grant awards of restricted stock and options to our executive officers in the following amounts: Michael J. Mendes, 253,333 shares of restricted stock and options to purchase 253,333 shares; Gary K. Ford, 95,000 shares of restricted stock and options to purchase 95,000 shares; Seth Halio, 82,333 shares of restricted stock and options to purchase 95,000 shares; and Samuel J. Keiper, 31,667 shares of restricted stock and options to purchase 31,667 shares. The shares of restricted stock will be awarded to these individuals for a purchase price of $0.001 per share and will vest, and our right to repurchase those shares will lapse, over the 36-month period beginning on the date of this disclosure statement/prospectus, with one-third of the shares vesting every 12 months from the date they are awarded, provided the executive officer remains in continuous service as an employee or consultant through each such date. The shares of restricted stock and options will be granted under our 2005 Equity Incentive Plan, with the options having an exercise price per share equal to the initial public offering price. All options will have ten-year terms and will terminate three months following the date the executive officer ceases to be an employee or consultant or 12 months following that date, if the termination is due to death or disability. Each option will vest and become exercisable as to one-third of the shares on the first anniversary of the date of grant, and the remainder will vest and become exercisable ratably over the following 24-month period, provided the executive officer remains in continuous service as an employee or consultant through each such date.

2005 Equity Incentive Plan
          Our 2005 Equity Incentive Plan authorizes the award of options, restricted stock, stock bonuses, restricted stock units and stock appreciation rights.
          Our 2005 Equity Incentive Plan is administered by the compensation committee of our board of directors, each member of which is an outside director as defined under applicable federal tax laws. Our compensation committee has the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.
          Our 2005 Equity Incentive Plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of any of our subsidiaries. Nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant.
          Restricted stock awards are offers to sell shares of our common stock that are subject to restrictions in accordance with terms and conditions established by the compensation committee. The compensation committee will determine the period of restriction and the number of shares of restricted stock granted to any director, employee or consultant. The compensation committee may impose whatever conditions to vesting it determines to be appropriate. For example, the compensation committee may set restrictions based on the achievement of specific performance goals. Holders of restricted stock may exercise voting rights and receive dividends with respect to those restricted shares, unless the compensation committee determines otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
          Stock bonuses allow the recipient to receive shares that carry voting rights and are eligible for dividends at the same level as other holders of our common stock, but which may be subject to vesting and other restrictions.
          Restricted stock units allow the recipient to receive, on a date after the date of grant, cash or shares of our stock (that may be subject to additional vesting) on conditions determined by our compensation committee. Stock units may provide for “dividend equivalent units” to account for dividends made prior to settlement, but never provide for voting rights until settled in shares. Settlement may be made in a lump sum or in installments.
          Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the appreciation in cash or with shares of our common stock, or a combination thereof.
          The maximum term of options that we may grant under our 2005 Equity Incentive Plan is ten years, and the maximum term of stock appreciation rights is seven years. Awards granted under this plan are personal to the recipient and may not be transferred in any manner other than by will or by the laws of descent and distribution. Our compensation committee may allow exceptions to this restriction for awards that are not incentive stock options. Our 2005 Equity Incentive Plan provides that options expire immediately upon termination for cause of the holder’s service to us or to a parent or subsidiary of ours, three months if termination is for another reason other than death or disability, six months if the termination is due to disability, or twelve months if the termination is due to death. In the event of a liquidation, dissolution or change in control transaction, any outstanding awards may be assumed or substituted by the successor company. Awards that are not assumed or substituted will become fully vested (and exercisable, if applicable) prior to the consummation of the transaction; any options or other awards not exercised prior to the consummation of the transaction will expire unless otherwise determined by our board.
          As of January 31, 2005, no options to purchase shares of our common stock were outstanding under this plan. We plan to grant under this plan 606,460 shares of restricted stock, and options to purchase 1,042,720 shares of common stock, to our directors, former directors, executive officers and employees upon effectiveness of the initial public offering. We have initially reserved 2,500,000 shares of our common stock for issuance under the 2005 Equity Incentive Plan. The number of shares of our common stock available for issuance under the plan will increase automatically on August 1 of each year (starting in 2006 and continuing through 2014) by an amount equal to 2% of our total outstanding shares as of the immediately preceding July 31.

          Shares available for grant and issuance under our 2005 Equity Incentive Plan include:

•	shares of our common stock issuable upon exercise of an option granted under this plan that expires, is terminated or cancelled before the option is exercised;

•	shares of our common stock subject to awards granted under this plan that are forfeited or that we repurchase at the original issue price; and

•	shares of our common stock subject to other awards granted under this plan that otherwise terminate without shares being issued.
          The 2005 Equity Incentive Plan provides for automatic grants of restricted stock and options to non-employee directors, as discussed above under “Director Compensation.” During any calendar year, no person will be eligible to receive more than 1,000,000 shares, or 2,000,000 shares in the case of a new employee, under our 2005 Equity Incentive Plan. Our board of directors may, at any time, terminate or amend the 2005 Equity Incentive Plan, but any amendment that would require stockholder approval pursuant to the Internal Revenue Code or the Exchange Act will not be effective without such approval. Our 2005 Equity Incentive Plan will terminate in 2015, unless it is terminated earlier by our board of directors.
          Under section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2009, or until the 2005 Equity Incentive Plan is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the plan must be amended to comply with the exemption conditions and be resubmitted for approval by our stockholders.

2005 Employee Stock Purchase Plan
          The 2005 Employee Stock Purchase Plan is designed to enable eligible employees to purchase shares of our common stock at a discount on a periodic basis. Our compensation committee administers the 2005 Employee Stock Purchase Plan. Our employees generally are eligible to participate in this plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Our employees are not eligible to participate in our 2005 Employee Stock Purchase Plan if they are 5% stockholders or would become 5% stockholders as a result of their participation in the plan. Under the 2005 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock through payroll deductions, or through a single lump sum cash payment in the case of the first offering period. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. For the first offering period, employees will be automatically granted an option based on 15% of their cash compensation during the first purchase period. An employee’s participation in this plan will end automatically upon termination of employment for any reason. In the event of a change in control transaction, this plan and any offering periods that commenced prior to the closing of the proposed transaction will terminate on the closing of the proposed transaction and the final purchase of shares will occur on that date, unless otherwise provided by our compensation committee.
          No participant will be able to purchase shares having a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which the employee participates in the 2005 Employee Stock Purchase Plan. Except for the first offering period, each offering period will be for one year and will consist of two six-month purchase periods. The first offering period will begin on the closing of the initial public offering and will end on November 30, 2006. The first offering period will consist of up to three purchase periods, each of which may be more or less than six months long. After that, the offering periods will begin on December 1 and June 1 of each year. The purchase price for shares of our common stock purchased under the 2005 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of each purchase period. Our compensation committee has the power to change the starting date of any later offering period, the purchase date of a purchase period and the duration of any offering period or purchase period without stockholder approval if this change is announced before the relevant offering period or purchase period. Our 2005 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code.
          We have initially reserved 400,000 shares of our common stock for issuance under the 2005 Employee Stock Purchase Plan. The number of shares available for issuance under the plan will increase automatically on August 1 each year, starting in 2007, by an amount equal to 1% of our total outstanding shares as of the immediately preceding July 31. Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than 4 million shares of our common stock may be issued under the 2005 Employee Stock Purchase Plan. The 2005 Employee Stock Purchase Plan will terminate in March 2015, unless it is terminated earlier by our board of directors.

401(k) Plan
          We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Generally, employees who are at least 21 years old are eligible to participate and employees generally may enter the plan as of the first January 1 or July 1 following their completion of one year of service. Participants may make pre-tax contributions to the plan of up to 60% of their eligible earnings, subject to a statutorily prescribed annual limit. Each participant is fully vested in all contributions and investment earnings from those contributions. We may make profit-sharing contributions on a discretionary basis to the plan. We intend for the plan to meet the requirements for a safe harbor 401(k) plan. In order to meet these requirements, the plan provides for a mandatory company contribution equal to 3% of each participant’s compensation for the plan year. Contributions by the participants or Diamond Foods to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions by us are generally deductible by us when made. Contributions and investment earnings are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.
Indemnification of Directors and Executive Officers and Limitation of Liability
          Diamond Foods’ certificate of incorporation to be in effect upon completion of the initial public offering includes a provision that eliminates the personal liability of its directors for monetary damages resulting from breach of fiduciary duty as a directors, except for liability:

•	for any breach of the director’s duty of loyalty to Diamond Foods or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.
          Diamond Foods’ bylaws provide that Diamond Foods:

•	must indemnify its directors and executive officers to the fullest extent permitted by Delaware law, subject to limited exceptions;

•	may indemnify its other employees and agents to the same extent that it indemnified its directors and executive officers, unless otherwise required by law, its certificate of incorporation, bylaws or agreements; and

•	must advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions.

          We have entered into indemnification agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification provided in our certificate of incorporation and bylaws and to provide additional procedural protections. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
          We intend to obtain liability insurance for our directors and officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          Other than the employment and severance agreements described in “Management,” and the transactions described below, since August 1, 2001 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeded or exceeds $60,000; and

•	in which any director, executive officer, holder of more than 5% of any class of our common stock or any member of their immediate family had or will have a direct or indirect material interest.
Grower Payments
          We have paid each of the nominees to our board of directors who are Diamond Growers members, or affiliates of members, for walnut products we received from them in the ordinary course of our business. Each Diamond Growers member provides us with walnuts, and we pay net proceeds of our patronage business to the member in proportion to the members’ patronage. Directors provide walnuts to us on the same terms as other members. After the completion of this offering, any Walnut Purchase Agreement that Diamond Foods enters into with any member of our board of directors will be on the same terms as our Walnut Purchase Agreements with other walnut growers.
          The following table shows the amount of grower payments received by the nominees who are also Diamond Growers members, for the years ended July 31, 2002, 2003 and 2004, and since August 1, 2004:

		Grower
Name	Fiscal Year	Payments

Carl A. Cilker(1)	2005	$2,205,756
	2004	2,293,876
	2003	2,130,248
	2002	1,941,849
Jeffrey J. Colombini(2)	2005	850,934
	2004	982,647
	2003	723,042
	2002	744,736
Robert L. Driver(3)	2005	582,755
	2004	493,910
	2003	307,499
	2002	47,859
John J. Gilbert(4)	2005	1,386,050
	2004	1,251,729
	2003	1,176,115
	2002	1,212,078
Gary E. Hester(5)	2005	473,212
	2004	590,952
	2003	414,011
	2002	437,774
Robert M. Lea	2005	319,437
	2004	590,109
	2003	385,939
	2002	523,061
Jerry K. Moore(6)	2005	241,698
	2004	197,633
	2003	147,482
	2002	150,315
Earl Perez(7)	2005	1,046,915
	2004	813,153
	2003	612,692
	2002	530,100
Michael M. Petz	2005	175,249
	2004	300,762
	2003	213,989
	2002	262,300
Joseph P. Silveira(8)	2005	4,458,272
	2004	4,359,004
	2003	3,682,438
	2002	3,569,455
David E. Skinner(9)	2005	927,458
	2004	869,008
	2003	895,313
	2002	924,304
William L. Tos, Jr.(10)	2005	3,221,663
	2004	2,182,109
	2003	1,930,551
	2002	2,077,735
William C. Waggershauser(11)	2005	4,441,254
	2004	3,958,539
	2003	3,955,879
	2002	3,783,793

(1)	Includes $585,682, $637,304, $487,535 and $290,206 paid in 2005, 2004, 2003 and 2002 to Mr. Cilker’s brother. Also includes $1,615,698, $1,656,572, $1,642,713 and $1,651,643 paid in 2005, 2004, 2003 and 2002 to the Cilker Revocable Trust, of which Mr. Cilker is a contingent beneficiary.

(2)	Represents amounts paid to Lodi Farming, Inc., a corporation of which Mr. Colombini is an owner and executive officer.

(3)	Includes $491,635, $421,852 and $253,997 paid in 2005, 2004 and 2003 to Driver Farms, Inc., a corporation of which Mr. Driver is an owner and executive officer. Also includes $91,120 and $66,647 paid in 2005 and 2004 to Driver Nursery, Inc., a corporation of which Mr. Driver is an owner and executive officer.

(4)	Represents amounts paid to Rio Oso Groves, Inc., of which Mr. Gilbert is an owner and executive officer, and to Gilbert Orchards, a corporation of which Mr. Gilbert is an owner and executive officer.

(5)	Includes $473,212, $590,952, $413,359 and $431,053 paid in 2005, 2004, 2003 and 2002 to Hester Orchards, Inc., a corporation of which Mr. Hester is an owner and executive officer.

(6)	Represents amounts paid to Moore, Inc., a corporation of which Mr. Moore is an owner and executive officer.

(7)	Represents amounts paid to Perez Farms, a partnership of which Mr. Perez is a general partner, and Perez Bros., a partnership of which Mr. Perez is a general partner.

(8)	Represents payments to John Hancock Life Insurance Company, John Hancock Variable Life Insurance Co., Goose Pond Ag. Inc. and Texas Municipal Plans Consortium, for each of which Mr. Silveira serves as a representative.

(9)	Includes $601,566, $644,409, $672,792 and $695,436 paid in 2005, 2004, 2003 and 2002 to Skinner Orchard Management, a corporation of which Mr. Skinner is an owner and executive officer; $90,452, $97,067, $101,403 and $102,684 paid in 2005, 2004, 2003 and 2002 to Jaekel Orchard Partnership, a general partnership of which Mr. Skinner is a general partner; $108,396, $116,035, $121,118 and $126,184 paid in 2005, 2004, 2003 and 2002 to Mr. Skinner’s mother; $49,603 and $8,112 paid in 2005 and 2004 to Skinner Ranch Inc., a corporation of which Mr. Skinner is an owner and executive officer; and $77,066 and $3,384 paid in 2005 and 2004 to Skinner Bros., a general partnership of which Mr. Skinner is a general partner.

(10)	Represents amounts paid to Tos Farms, Inc., a corporation of which Mr. Tos is an owner and executive officer.

(11)	Includes $2,736,918 paid in 2005 to AKT Wheatland Ranch LLC, for which Mr. Waggershauser acts as the designated representative. Also includes $1,704,336, $3,958,539, $3,955,879 and $3,783,793 paid in 2005, 2004, 2003 and 2002 to the Estate of Samuel Mills Damon, for which Mr. Waggershauser acted as a representative.
Conversion Payments
          In the conversion, each of these nominees who is also a member of Diamond Growers, along with the other members of Diamond Growers, will be entitled to receive cash and shares of common stock of Diamond Foods. See “Principal Stockholders.”
Grower Note Program
          Diamond Growers maintains a grower note program, which serves as a short-term investment program for members and employees that allows us to pay interest to them at an interest rate that approximates what we pay banks for our short-term borrowing needs. Under the program, 6-month grower notes are issued to an investing member or employee. The interest rate is the Bank of America prime rate, as published on the first day of each month, less a spread of 2.75%, and is recalculated each month.

          In fiscal 2004, Earl Perez, a director of Diamond Growers and a director nominee of Diamond Foods, participated in the grower note program. Mr. Perez loaned us $100,000 and received interest payments totaling $1,275.
Indemnification
          We have entered into indemnification agreements with each of our executive officers and directors. Those indemnification agreements will require us to indemnify our executive officers and directors to the fullest extent permitted by Delaware law. See “Management — Indemnification of Directors and Executive Officers and Limitation of Liability.”

PRINCIPAL STOCKHOLDERS
          The following table presents information as to the beneficial ownership of our common stock as of January 31, 2005 and, as adjusted to reflect the issuance of shares of common stock in the conversion and our proposed initial public offering, by:

•	each of the members of the Diamond Growers board of directors, who are also nominees for the Diamond Foods board of directors;

•	each of the other nominees for the Diamond Foods board of directors;

•	each Diamond Foods executive officer; and

•	all Diamond Foods directors and executive officers as a group.

          Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally means having voting or investment power with respect to shares. Unless otherwise indicated, the persons and entities named in the table have sole voting power and sole investment power with respect to all shares indicated, subject to community property laws where applicable. This table assumes that none of the Diamond Growers board members elects to receive any cash instead of shares in the conversion.

	Number of Shares	Percentage of
	To Be Beneficially	Shares Outstanding
Name	Owned(1)(2)(3)	After Offering

Joseph P. Silveira(4)	223,958	1.9%
William Waggershauser(5)	169,836	1.4
William L. Tos, Jr.(6)	126,340	1.0
Carl A. Cilker(7)	73,009	*
John J. Gilbert(8)	54,792	*
Earl Perez(9)	38,122	*
Jeffrey J. Colombini(10)	35,007	*
Gary E. Hester(11)	29,367	*
Robert L. Driver(12)	22,317	*
Robert M. Lea	20,418	*
David E. Skinner(13)	36,234	*
Michael M. Petz	10,985	*
Jerry K. Moore(14)	9,482	*
Michael J. Mendes	—	—
Gary K. Ford	—	—
Seth Halio	—	—
Samuel J. Keiper	—	—
Laurence M. Baer	—	—
Dennis Mussell	—	—
Steven M. Neil	—	—
Glen C. Warren, Jr.	—	—
Robert J. Zollars	—	—
Michael P. Riley	—	—
All four current directors and executive officers as a group	—	—%

*	Less than one percent.

(1)	We believe no persons will beneficially own more than 5% of our outstanding shares of common stock as of the effective date of the conversion.

(2)	Percentage of shares beneficially owned is based on 12,060,207 shares of common stock to be outstanding after the conversion and initial public offering, not including: restricted shares expected to be granted; shares that may be issued upon exercise of the underwriters’ overallotment option; and shares that individuals may purchase in the initial public offering. See “Management — Director

Compensation”, “— Grower Executive Council” and “— Employee Benefit Plans and Option Grants.”

(3)	Represents 173,025 shares in the name of John Hancock Life Insurance Company, 7,093 shares in the name of John Hancock Variable Life Insurance Company, 24,114 shares in the name of Texas Municipal Plans Consortium and 19,726 shares in the name of Goose Pond Ag. Inc. Mr. Silveira serves as a representative for each of these entities and has sole voting control over these shares, subject to directions of clients and requirements of investment advisory arrangements. Jeff Conrad, Managing Director at John Hancock Agricultural Investment Group, a wholly-owned subsidiary of Manulife Financial Corporation, has sole dispositive control over these shares, subject to directions of clients and requirements of investment advisory arrangements.

(4)	Represents shares in the name of AKT Wheatland Ranch LLC. Mr. Waggershauser serves as the designated representative of AKT Wheatland Ranch LLC and has sole voting control over these shares. Angelo K. Tsakopoulos, Chief Executive Officer of AKT Wheatland Ranch LLC, has sole dispositive control over the shares owned by AKT Wheatland Ranch LLC.

(5)	Represents shares in the name of Tos Farms Inc. Mr. Tos is an owner and executive officer of Tos Farms Inc. Mr. Tos and John W. Tos have shared voting and dispositive control over the shares owned by Tos Farms, Inc.

(6)	Includes 72,860 shares owned by the Cilker Revocable Trust. Leila A. Cilker and William H. Cilker are trustees of, and have shared voting and dispositive control over, the shares owned by the Cilker Revocable Trust.

(7)	Represents 37,306 shares in the name of Gilbert Orchards and 17,486 shares in the name of Rio Oso Groves, Inc. Mr. Gilbert is an owner and executive officer of Rio Oso Groves, Inc. and Gilbert Orchards. Mr. Gilbert has sole voting and dispositive control over the shares owned by Rio Oso Groves, Inc. Mr. Gilbert and William H. Gilbert have shared voting and dispositive control over the shares owned by Gilbert Orchards.

(8)	Represents 13,455 shares in the name of Perez Farms and 24,667 shares in the name of Perez Bros. Mr. Perez is an owner and executive officer of Perez Farms and Perez Bros. Mr. Perez, Daniel Perez, Daniel Perez, Jr., Mark Perez, Michael Perez, Mike Perez, Ramon Perez and Thomas Perez are partners in, and have shared voting and dispositive control over, the shares of Perez Farms. Mr. Perez, Daniel Perez, Mike Perez and Thomas Perez are partners in, and have shared voting and dispositive control over, the shares of Perez Bros.

(9)	Represents shares in the name of Lodi Farming, Inc. Mr. Colombini is an owner and executive officer of Lodi Farming, Inc. and has sole voting and dispositive control over the shares owned by Lodi Farming, Inc.

(10)	Includes 8,634 shares in the name of Hester Orchards, Inc. Mr. Hester is an owner and executive officer of Hester Orchards, Inc. and has sole voting and dispositive control over the shares owned by Hester Orchards, Inc.

(11)	Includes 18,845 shares in the name of Driver Farms, Inc. Mr. Driver is an owner and executive officer of Driver Farms, Inc. Mr. Driver, John A. Driver, Joyce E. Driver, Norman E. and Cathryn Driver and Jane L. Richards have shared voting and dispositive control over the shares owned by Driver Farms, Inc.

(12)	Includes 28,100 shares in the name of Skinner Orchard Management, 4,262 shares in the name of Jaekel Orchard Partnership, 2,181 shares in the name of Skinner Ventures Inc., and 1,679 shares in the name of Skinner Ranch, Inc. Mr. Skinner and William E. and Margaret M. Skinner have shared voting and dispositive control over the shares owned by Skinner Orchard Management. Mr. Skinner has voting and dispositive control over the shares owned by Jaekel Orchard Partnership. Mr. Skinner, William E. Skinner and Gary R. Skinner have shared voting and dispositive control over the shares owned by Skinner Ventures Inc. Mr. Skinner, Emmett Skinner, Jr. and Ann Skinner, the Susie Harris Trust, William E. Skinner and Gary R. Skinner have shared voting control over the shares owned by Skinner Ranch, Inc. Emmett Skinner, Jr. has dispositive control over the shares owned by Skinner Ranch, Inc.

(13)	Includes 4,678 shares in the name of Jerry K. Moore, Inc. Mr. Moore is an owner and executive officer of Moore, Inc. and has sole voting and dispositive control over the shares owned by Jerry K. Moore, Inc.

          We intend to grant 606,460 restricted shares to Diamond Foods directors, executive officers and Grower Executive Council members upon effectiveness of the initial public offering. See “Management — Director Compensation”, “— Grower Executive Council” and “— Employee Benefit Plans and Option Grants.” We will be able to buy these restricted shares back from the director, executive officer or council member, at the original purchase price, if that person ceases to provide services to Diamond Foods prior to the time the restricted shares vest. Vesting will occur over three years (two years for grants to council members), with a proportionate amount of the shares vesting every 12 months, if the director, executive officer or council member continues to provide service to Diamond Foods through the vesting date. The holders of restricted stock will have the power to vote, but not to sell or otherwise dispose of, those shares of restricted stock until they vest or are repurchased by Diamond Foods. Including these shares: 12,666,667 shares of common stock would be outstanding; the percentage ownership of Mr. Silveira would be 1.8% and the percentage ownership of Mr. Waggershauser would be 1.3%; three Diamond Growers directors and five new independent directors will be granted 8,000 shares of restricted stock each upon appointment to Diamond Foods board of directors; ten Diamond Growers directors will be granted 666 shares of restricted stock each upon appointment to the Diamond Foods Grower Executive Council; Mr. Mendes, Mr. Ford, Mr. Halio and Mr. Keiper would be granted 253,333 shares of restricted stock (2.0% of outstanding shares), 95,000 shares of restricted stock (less than 1.0% of outstanding shares), 82,333 shares of restricted stock (less than 1.0% of outstanding shares) and 31,667 shares of restricted stock (less than 1.0% of outstanding shares), respectively; and all 12 Diamond Foods directors and executive officers as a group would be awarded 526,333 shares of restricted stock (4.2% of outstanding shares).

DESCRIPTION OF CAPITAL STOCK
          Upon the closing of the initial public offering, our authorized capital stock, after giving effect to the conversion and the filing of our amended and restated certificate of incorporation, will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this disclosure statement/prospectus forms a part, and to the provisions of applicable Delaware law.
Common Stock
          After the initial public offering, there will be 12,666,667 shares of our common stock outstanding, or 13,466,667 shares if the underwriters exercise their overallotment option in full.
          Dividend Rights. Subject to any preferences that may apply to shares of preferred stock outstanding from time to time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine. See “Dividend Policy.”
          Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
          No Preemptive or Similar Rights. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.
          Right to Receive Liquidation Distributions. Upon a liquidation, dissolution or winding-up of Diamond Foods, the assets legally available for distribution to stockholders will be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of the initial public offering will be, fully paid and nonassessable.
Preferred Stock
          Following the conversion and initial public offering, subject to the limits imposed by Delaware law and our stockholder rights plan described below under “— Anti-Takeover Provisions,” to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, rights, preferences and privileges of the shares of each such series and any of the qualifications, limitations or restrictions thereof. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of a given series then outstanding, by the affirmative vote of the holders of a majority of our stock entitled to vote, unless a vote of any other holders is required pursuant to a certificate or certificates of designation establishing a series of preferred stock without any further vote or action by the stockholders.
          Our board of directors has designated 500,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with the adoption of our stockholder rights plan, described below. No shares of our preferred stock are currently issued or outstanding.
          The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of our preferred stock that we issue in the future. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Diamond Foods and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. Other than as described above or below under “— Anti-Takeover Provisions,” we have no current plan or arrangements to issue any shares of preferred stock.
Anti-Takeover Provisions
          Provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of Diamond Foods and the removal of incumbent directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Diamond Foods to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Diamond Foods outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Law
          Following the closing of the initial public offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder, subject to exceptions, unless the business combination is approved by our board of directors in a prescribed manner or the transaction in which the person became an interested stockholder is approved by our board of directors and our disinterested stockholders in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders.

Certificate of Incorporation and Bylaw Provisions
          Our certificate of incorporation and our bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our board of directors, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our amended and restated certificate of incorporation provides that our board is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board, and the prospect of such delay may deter a potential offeror.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president. These provisions may preclude a stockholder or group of stockholders from acting by written consent or calling a special meeting to replace the members of our board of directors, instead requiring that any such action be taken at our annual meeting.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 4,500,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Stockholder Rights Plan
          On April 29, 2005, we entered into a stockholder rights plan with EquiServe Trust Company, N.A., as rights agent, and declared a dividend distribution of one stock purchase right for each outstanding share of our common stock to stockholders of record at the close of business on the date of the closing of the initial public offering. In addition, one right will be issued with each share of our common stock that becomes outstanding (1) between the date of the closing of the initial public offering and the earliest of the distribution date (as defined below), the date the rights are redeemed and the date the rights expire or (2) following the distribution date and prior to the date the rights are redeemed and the date the rights expire, pursuant to the exercise of employee stock options or upon the exercise, conversion or exchange of other securities of Diamond Foods outstanding prior to the distribution date. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below.
          The rights are designed to protect us against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with our board of directors prior to attempting a takeover and to provide our board of directors with leverage in negotiating, on behalf of all stockholders, the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by our board of directors.
          Until a right is exercised, the holder thereof will have no rights as a Diamond Foods stockholder, including, without limitation, the right to vote or to receive dividends. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share at a purchase price of $60.00 per right, subject to adjustment.
          The rights will be attached to all common stock certificates representing shares that will be outstanding at the completion of the conversion and the closing of the initial public offering, and no separate rights certificates have been distributed. Subject to certain exceptions specified in the rights agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (1) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common stock (other than as a result of repurchases of stock by Diamond Foods or actions determined to be inadvertent by our board of directors by a person or group of affiliated or associated persons and such person or group promptly sells shares of our common stock until he owns less than 15% of our outstanding common stock) or (2) 10 business days following the announcement of an intention to make a tender offer or exchange offer that would result in a person or group becoming an acquiring person. Below we refer to the person or group acquiring at least 15% of our common stock as an “acquiring person.”
          Until the distribution date, (i) the rights will be evidenced by the common stock certificates and will be transferred with and only with those common stock certificates, (ii) new common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by that certificate.
          In the event that a person becomes an acquiring person, each holder of a right, other than the acquiring person, will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash or other securities of Diamond Foods) having a market value equal to two times the exercise price of the right. However, rights are not exercisable following the occurrence of the event set forth above until such time as the rights are no longer redeemable by Diamond Foods as set forth below. All rights that are or were beneficially owned by any acquiring person will be null and void.
          In the event that any person or group becomes an acquiring person and we merge into or engage in certain other business combinations with an acquiring person, or 50% or more of our consolidated assets or earning power are sold to an acquiring person, each holder of a right (other than void rights owned by an acquiring person) will thereafter have the right to receive, upon exercise, common stock of the acquiring company that at the time of that transaction will have a market value of two times the exercise price of the right.
          At any time after a person becomes an acquiring person and prior to the acquisition by that person or group of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than void rights owned by an acquiring person), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of preferred stock (or equivalent securities), per right.
          The rights are not exercisable until the distribution date and will expire at 5:00 P.M. (California time) on March 22, 2015, unless that date is extended or we redeem or exchange them before that time.
          At any time before a person or group becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right and on such terms and conditions as our board of directors may establish. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.
          The terms of the rights may be amended by a resolution of our board of directors without the consent of the holders of the rights, except that after a person or group becomes an acquiring person, no such amendment may adversely affect the interests of the holders of the rights (other than void rights of an acquiring person). After the period for redemption of the rights has expired, our board of directors may not amend the rights agreement to extend the period for redemption of the rights.
          This description is not complete and is qualified in its entirety by reference to the rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this disclosure statement/prospectus forms a part.
Nasdaq National Market Listing
          We have applied to list our common stock on the Nasdaq National Market under the proposed trading symbol “DMND.”
Transfer Agent and Registrar
          The Transfer Agent and Registrar for our common stock is EquiServe Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE
          Prior to the initial public offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares of our common stock in the public market or the availability of shares of our common stock for sale might have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market or the availability of shares of our common stock for sale could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.
          Upon the completion of the conversion and initial public offering, we will have 12,666,667 shares of common stock outstanding, assuming no exercise of the underwriters’ overallotment option and that members of Diamond Growers elect to receive cash in lieu of 1,333,333 shares in the conversion. Of these outstanding shares, the 5,333,333 shares sold in the initial public offering will be freely tradable, except that any shares held by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act of 1933, may only be sold in compliance with the limitations described below. In addition, Diamond Growers members who receive shares of our common stock in the conversion will also be subject to restrictions, described below, on selling, transferring, pledging, hypothecating or otherwise assigning all of the shares received in the conversion. Shares will be available for sale in the public market as follows:

•	the 5,333,333 shares sold in the initial public offering will be immediately available for sale in the public market;

•	during the period beginning 271 days and ending 360 days after the completion of the initial public offering, 50% of the shares issued to Diamond Growers members in the conversion will become eligible for sale in the public market; and

•	after 360 days, all of the shares issued to Diamond Growers members in the conversion will become eligible for sale in the public market.

          If we decide to conduct a public offering of our common stock during the period beginning 181 days and ending 270 days after the completion of the initial public offering, we would be required to offer former Diamond Growers members the opportunity to include in that offering all of the shares that they received in the conversion. Any number of shares sold by these stockholders during this 90-day period will reduce on a share-for-share basis the number of shares that become available for sale on the open market commencing 271 days following completion of the initial public offering.
          In addition, Merrill Lynch, on behalf of the underwriters, may in its sole discretion, at any time and without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the open market at an earlier date. Sales of common stock by Diamond’s members in the open market, the availability of these shares for sale, or our issuance of securities, could materially and adversely affect the market price of our common stock.
Rule 145
          In general, under Rule 145 as currently in effect, an affiliate of Diamond Foods who receives registered stock in the conversion is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Diamond Foods common stock, or the average weekly trading volume of Diamond Foods common stock during the four calendar weeks preceding such sale. Sales under Rule 145 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about Diamond Foods. If such person ceases to be an affiliate of Diamond Foods, has held shares of Diamond Foods for at least one year, and Diamond Foods meets certain requirements relating to the availability of current, public information about Diamond Foods, such holder is entitled to resell shares of Diamond Foods common stock without regard to the volume and other restrictions listed above. Alternatively, if such person has not been an affiliate of Diamond Foods for a period of three months, has held shares of Diamond Foods for at least two years, such holder is entitled to resell shares of Diamond Foods common stock without regard to the volume and other restrictions listed above.

Registration of Shares Issued Pursuant to Benefits Plans
          As soon as practicable following the closing of the initial public offering, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 to register up to 2,900,000 shares of our common stock for issuance under the Diamond Foods 2005 Equity Incentive Plan and Diamond Foods 2005 Employee Stock Purchase Plan. As awards under these plans are granted, vest and are exercised, the shares issued on exercise generally will be available for sale in the open market by holders who are not affiliates of Diamond Foods and, subject to the volume and other applicable limitations of Rule 144, by holders who are affiliates of Diamond Foods. The registration statement is expected to become effective upon filing. Upon the effectiveness of the initial public offering we expect to award, under our benefit plans, 606,460 shares of restricted stock at per share purchase prices equal to the par value of the restricted stock and options to purchase 1,042,720 shares of common stock, with an exercise price per share equal to the initial public offering price. For a discussion of the vesting and transfer restrictions relating to such shares and options, see “Management — Employee Benefits Plans and Option Grants.”
LEGAL MATTERS
          Fenwick & West LLP will pass upon the legality of the shares of Diamond Foods common stock to be issued in the conversion.
EXPERTS
          The consolidated financial statements of Diamond Walnut Growers, Inc. and subsidiaries as of July 31, 2004 and 2003, and for each of the three years in the period ended July 31, 2004, included in this disclosure statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, which report includes an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 46, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC a registration statement on Form S-4, of which this disclosure statement/prospectus is a part, under the Securities Act with respect to the common stock offered in the conversion. This disclosure statement/prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the accompanying exhibits and schedules. For additional information about us and our common stock, you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this disclosure statement/prospectus regarding the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we make reference to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, of which this disclosure statement/prospectus is a part.
          You may also read and copy the registration statement, the related exhibits and the other materials we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s address is www.sec.gov.
          Upon completion of the conversion and initial public offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934 and, accordingly, will file periodic reports, proxy statements and other information with the SEC. Our periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and on the SEC’s website.

FINANCIAL STATEMENTS
DIAMOND WALNUT GROWERS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of July 31, 2003 and 2004 and (unaudited) January 31, 2005	F-3
Consolidated Statements of Net Proceeds for the years ended July 31, 2002, 2003 and 2004 and (unaudited) for the six months ended January 31, 2004 and 2005	F-4
Consolidated Statements of Members’ Equity for the years ended July 31, 2002, 2003 and 2004 and (unaudited) for the six months ended January 31, 2005	F-5
Consolidated Statements of Cash Flows for the years ended July 31, 2002, 2003 and 2004 and (unaudited) for the six months ended January 31, 2004 and 2005	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Diamond Walnut Growers, Inc.
Stockton, California
          We have audited the accompanying consolidated balance sheets of Diamond Walnut Growers, Inc. and subsidiaries (the “Company”) as of July 31, 2004 and 2003, and the related consolidated statements of net proceeds, members’ equity and cash flows for each of the three fiscal years in the period ended July 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended July 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
          As discussed in Note l to the consolidated financial statements, in fiscal year 2005, the Company adopted Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities,” and retroactively restated its fiscal year 2002, 2003 and 2004 financial statements.
/s/ DELOITTE & TOUCHE LLP
October 22, 2004
San Francisco, California

DIAMOND WALNUT GROWERS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	July 31,
			January 31,
	2003	2004	2005

			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$306	$780	$858
Trade receivables, less allowance for doubtful accounts of $776, $883 and $773, respectively	17,645	32,776	42,329
Inventories	116,289	135,616	195,127
Prepaid expenses and other current assets	5,207	4,595	7,307

Total current assets	139,447	173,767	245,621
Property, plant and equipment — net of accumulated depreciation	21,521	21,455	23,158
Investment in CoBank	2,547	2,250	2,150
Other assets	8,653	8,748	8,109

Total assets	$172,168	$206,220	$279,038

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Notes payable — banks	$11,938	$41,374	$56,750
Notes payable — members	3,837	2,918	3,420
Current portion of long-term obligations	10,000	—	—
Accounts payable and accrued liabilities	16,761	21,221	28,603
Current member account	40,568	35,698	90,196

Total current liabilities	83,104	101,211	178,969

Long-term obligations	35,464	35,464	35,464
Other liabilities	9,384	10,331	10,945
Commitments and contingencies
Members’ equity:
Working capital retains	26,676	41,714	38,500
Retained earnings	17,540	17,500	15,160

Total members’ equity	44,216	59,214	53,660

Total liabilities and members’ equity	$172,168	$206,220	$279,038

See notes to consolidated financial statements.

DIAMOND WALNUT GROWERS, INC.
CONSOLIDATED STATEMENTS OF NET PROCEEDS
(In thousands)

				Six Months Ended
	Year Ended July 31,			January 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Net sales and other revenues	$282,158	$308,450	$359,683	$233,068	$285,126
Patronage inventory at beginning of period	(68,377)	(96,508)	(94,701)	(94,701)	(101,403)
Patronage inventory at end of period	96,508	94,701	101,403	159,301	153,041

Gross marketing pool proceeds	310,289	306,643	366,385	297,668	336,764
Purchased commodities	31,245	41,752	63,951	39,850	51,322
Processing, packing and distribution costs	67,250	69,731	78,641	51,733	63,409

Proceeds before operating expenses	211,794	195,160	223,793	206,085	222,033
Operating expenses:
Selling, general and administrative expense	26,241	27,065	28,196	15,949	17,960
Advertising	9,105	8,744	14,673	8,809	14,384
Interest — net	3,429	3,154	3,376	1,707	2,076

Total operating expenses	38,775	38,963	46,245	26,465	34,420

Proceeds before income taxes	173,019	156,197	177,548	179,620	187,613
Income tax expense (benefit)	1,396	1,526	(43)	1,852	(1,498)

Net proceeds	$171,623	$154,671	$177,591	$177,768	$189,111

Source of net proceeds:
Nonpatronage income (loss)	$2,072	$1,827	$(40)	$2,780	$(2,340)

Patronage	$169,551	$152,844	$177,631	$174,988	$191,451

See notes to consolidated financial statements.

DIAMOND WALNUT GROWERS, INC.
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(In thousands)

		Working		Total
	Crop	Capital	Retained	Members’
	Retains	Retains	Earnings	Equity

Balances, August 1, 2001	$9,656	$26,738	$13,641	$50,035
Nonpatronage income	—	—	2,072	2,072
Revolvement of crop retains	(5,061)	—	—	(5,061)
Working capital retains	—	27,896	—	27,896
Revolvement of working capital retains	—	(26,738)	—	(26,738)

Balances, July 31, 2002	4,595	27,896	15,713	48,204
Nonpatronage income	—	—	1,827	1,827
Revolvement of crop retains	(4,595)	—	—	(4,595)
Working capital retains	—	26,676	—	26,676
Revolvement of working capital retains	—	(27,896)	—	(27,896)

Balances, July 31, 2003	—	26,676	17,540	44,216
Nonpatronage loss	—	—	(40)	(40)
Working capital retains	—	41,714	—	41,714
Revolvement of working capital retains	—	(26,676)	—	(26,676)

Balances, July 31, 2004	—	41,714	17,500	59,214
Unaudited:
Nonpatronage loss	—	—	(2,340)	(2,340)
Working capital retains	—	38,500	—	38,500
Revolvement of working capital retains	—	(41,714)	—	(41,714)

Balances, January 31, 2005 (Unaudited)	$—	$38,500	$15,160	$53,660

See notes to consolidated financial statements.

DIAMOND WALNUT GROWERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

				Six Months Ended
	Year Ended July 31,			January 31,

	2002	2003	2004	2004	2005

				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net proceeds	$171,623	$154,671	$177,591	$177,768	$189,111
Adjustments to reconcile net proceeds to net cash provided by (used in) operating activities:
Depreciation and amortization	4,609	5,496	4,896	2,161	2,218
CoBank patronage dividend paid in stock	(125)	(74)	(75)	—	—
Changes in assets and liabilities:
Trade receivables	5,861	(1,587)	(15,131)	(8,927)	(9,553)
Inventories	(28,480)	239	(19,327)	(70,808)	(59,511)
Prepaid expenses and other current assets	(339)	(1,038)	612	816	(2,712)
Other assets	(1,101)	(4,259)	(95)	606	639
Accounts payable and accrued liabilities	(1,243)	4,144	4,460	18,055	7,382
Other liabilities	504	722	947	182	614
Adjustment to current member account for change in prepaid inventory costs	(4,778)	87	(52)	3,400	5,023

Net cash proceeds	146,531	158,401	153,826	123,253	133,211
Less: cash payments to members	(157,683)	(154,709)	(167,411)	(135,718)	(145,190)

Net cash provided by (used in) operating activities	(11,152)	3,692	(13,585)	(12,465)	(11,979)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital revolvement from CoBank	86	359	372	136	100
Purchases of property, plant and equipment	(2,510)	(4,024)	(4,830)	(3,620)	(3,921)

Net cash used in investing activities	(2,424)	(3,665)	(4,458)	(3,484)	(3,821)

CASH FLOWS FROM FINANCING ACTIVITIES:
Notes payable borrowings (repayments), net	(6,500)	89	28,517	28,226	15,878
Additions to long-term obligations	20,000	—	—	—	—
Payments of long-term obligations	—	—	(10,000)	(10,000)	—

Net cash provided by financing activities	13,500	89	18,517	18,226	15,878

Net increase (decrease) in cash and cash equivalents	(76)	116	474	2,277	78
Cash and cash equivalents:
Beginning of period	266	190	306	306	780

End of period	$190	$306	$780	$2,583	$858

Supplemental disclosures of cash flow information:
Cash paid (received) during the period for:
Interest	$3,142	$3,159	$3,226	$1,539	$1,569
Income taxes	1,902	1,552	(41)	302	(380)
See notes to consolidated financial statements.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2002, 2003 and 2004 and (unaudited) January 31, 2004 and 2005
(Dollar amounts in thousands, except per share amounts)

(1)	Business and Significant Accounting Policies

General
          Diamond Walnut Growers, Inc. (the “Company” or “Diamond Growers”) is an agricultural cooperative that processes, markets and distributes culinary, snack, in-shell and ingredient nuts. The Company acquires its walnuts from its members, who are located in California. The Company acquires its other nuts from independent suppliers. Diamond Growers sells products to approximately 900 customers, including approximately 150 international customers. In general, the Company sells directly to retailers, particularly large, national grocery store and drug store chains, and indirectly through wholesale distributors who serve independent and small regional retail grocery store chains and convenience stores.

Unaudited Interim Financial Information
          The accompanying consolidated balance sheet as of January 31, 2005, consolidated statements of net proceeds for the six months ended January 31, 2004 and 2005, consolidated statements of cash flows for the six months ended January 31, 2004 and 2005 and consolidated statement of members’ equity for the six months ended January 31, 2005 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position at January 31, 2005, its results of operations and its cash flows for the six months ended January 31, 2004 and 2005. The results for the six months ended January 31, 2005 are not necessarily indicative of the results to be expected for the year ending July 31, 2005.

Use of Estimates
          The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.
          On an ongoing basis, the Company evaluates its estimates, including those related to trade receivables, fair value of investments, useful lives of property, plant and equipment and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for management’s judgments about the carrying values of assets and liabilities.

Certain Risks and Concentrations
          The Company’s revenues are principally derived from the sale of culinary, snack, in-shell and ingredient nuts, the market for which is highly competitive. Significant changes in customer buying behavior could adversely affect the Company’s operating results.

Principles of Consolidation
          The Company owns 100% of Diamond Walnut Capital Trust (“Trust”) (see Note 2), Diamond Nut Company, Diamond of Europe and Diamond Foods, Inc. (formed in 2005). The consolidated financial statements include the accounts of Diamond Growers and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents
          Cash and cash equivalents include investment of surplus cash in securities (primarily money market funds) with maturities at date of purchase of three months or less.

Inventories
          Patronage inventories are stated at estimated net realizable value (estimated sales price less estimated completion, distribution and selling costs). All other inventories are stated at the lower of cost (first in, first out basis) or market. Other inventories include purchased commodities, processed walnuts used in non-patronage products, manufacturing costs and packing materials and supplies. Inventories were as follows:

	July 31,
			January 31,
	2003	2004	2005

			(Unaudited)
Patronage	$94,701	$101,403	$153,041
Other	21,588	34,213	42,086

	$116,289	$135,616	$195,127

          Inventories consisted of:

	July 31,
			January 31,
	2003	2004	2005

			(Unaudited)
Raw materials and supplies	$20,306	$32,588	$106,698
Work in process	30,413	45,771	39,549
Finished goods	65,570	57,257	48,880

	$116,289	$135,616	$195,127

Crop Accounting Policy
          Diamond Growers operates on a pool year basis, with crop year pools established for members’ products delivered for processing and marketing. Net patronage proceeds of the pool are partially distributed as advances for raw products delivered. In addition, net patronage proceeds or losses from the sale of member products are allocated to the members in the appropriate commodity crop year pool. Payments to members are specifically identified as to commodity crop year pool and are charged directly to current member accounts. Each crop year pool is closed when the related crop is substantially sold by making a final distribution to members based upon their patronage in that pool. The board of directors determines the amount and timing of payments to and for its members.

Investment in CoBank
          The investment in CoBank represents Diamond Growers’ cost basis in the Bank’s stock. The investment is required to comply with borrowing agreements with the Bank.

Property, Plant and Equipment
          Property, plant and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of assets of approximately 30 years for buildings and ranging from three to fifteen years for equipment. In 2003, approximately $700 was charged to operations relating to the abandonment of certain information system capitalized assets.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Slotting and Other Contractual Arrangements
          In certain situations, the Company pays slotting fees to retail customers to acquire access to shelf space. These payments are recognized as a reduction of sales. In addition, the Company makes payments pursuant to contracts that stipulate the term of the agreement, the quantity and type of products to be sold and other requirements. Payments pursuant to these agreements are capitalized and included in other current and long-term assets, and are amortized on a straight-line basis over the term of the contract. The Company expenses payments if no written arrangement exists.

Impairment of Long-Lived Assets
          Management reviews for impairment of long-lived assets to assess recoverability from projected undiscounted cash flows whenever events or changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized in operating results when future undiscounted cash flows are less than the assets’ carrying value. An impairment loss would reduce the carrying value of an asset to its fair value.

Revenue Recognition
          The Company recognizes revenue when a persuasive arrangement exists, title has transferred (based upon terms of shipment), price is fixed, delivery occurs and collection is reasonably assured. Revenues are recorded net of rebates, promotion and marketing allowances. Customers have the right to return certain products. These product returns are estimated based upon historical results and reflected as a reduction in net sales.

Promotion and Advertising Costs
          Promotional allowances, customer rebates and marketing allowances are recorded at the time the related revenue is recognized and are reflected as reductions of net sales. Annual volume rebates are estimated based upon projected volumes for the year, while promotion and marketing allowances are recorded based upon the terms of the arrangements. Coupon incentives are recorded at the time of distribution in amounts based on estimated redemption rates. The Company expenses advertising costs as they occur. Payments to certain customers to reimburse them for cooperative advertising programs are recorded in accordance with EITF No. 01-09, “Accounting for Consideration Given by Vendor to a Customer.”

Income Taxes
          Under the federal tax code, Diamond Growers is a nonexempt cooperative association. Nonexempt cooperatives accrue income taxes on net non-patronage proceeds and certain expenses, which are not deductible for tax purposes. No provision for taxes is made for net patronage proceeds paid or allocated to members as qualified notices of allocation. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments
          The fair value of certain financial instruments, including cash and cash equivalents, trade receivables, accounts payable and accrued liabilities approximate the amounts recorded in the balance sheet because of the relatively short term maturities of these financial instruments. The fair value of notes payable and long-term obligations at the end of each fiscal period approximates the amounts recorded in the balance sheet based on information available to Diamond Growers with respect to current interest rates and terms for similar financial instruments. It is not practicable to estimate the fair value of Diamond Growers’ investment in CoBank.

Foreign Currency Hedging
          To reduce the risk of foreign currency exchange movements, Diamond Growers periodically enters into forward contracts. These derivative instruments have settlement dates generally of less than one year, are recorded at fair value and are included in accrued liabilities. Derivative instruments recorded as liabilities totaled $280, $187 and $882, respectively, at July 31, 2003, July 31, 2004 and January 31, 2005. These derivative instruments do not meet the test for hedge accounting under SFAS No. 133, “Derivative Financial Instruments and Hedging.” Therefore, gains and losses on such derivative instruments are included in the statement of net proceeds.

Reclassifications
          Certain prior year amounts in the financial statements have been reclassified to conform to the current year classification. Such reclassifications had no effect on net proceeds, current assets, current liabilities, or total members’ equity.

Recent Accounting Pronouncements
          In January 2003, the Financial Accounting Standards Board issued FASB interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). In December 2003, the FASB issued FIN 46(R), a revision of FIN 46. FIN 46(R) sets forth new consolidation criteria and additional disclosures regarding variable interest entities, and may require consolidation of entities not required to be consolidated under prior accounting rules, or deconsolidation of entities in certain cases. FIN 46(R) is effective for the Company’s year ending July 31, 2005. Effective August 1, 2004, the Company adopted FIN 46(R), retroactively, by restating prior years’ financial statements. As a result, the Company deconsolidated the Diamond Walnut Capital Trust (“Trust”) (see Note 2), and recorded a $15,464 subordinated loan (“Loan”) in its consolidated balance sheets. The Trust was created for the sole purpose of issuing trust preferred securities, which had historically been included in the Company’s balance sheet as $15,000 trust preferred minority interest. Also, as a result of the adoption of FIN 46(R), the $464 investment in the common stock of the Trust is now included in other assets. In addition, the Company has recognized interest expense on the Loan, rather than minority interest, with no effect on net income.
          In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this statement had no impact on the Company’s financial position or results of operations.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          In December 2004, SFAS No. 123(R), Share-Based Payment, was issued. This statement requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant date fair value of the security issued. In addition, liability awards will be remeasured each reporting period and compensation costs will be recognized over the period that an employee provides service in exchange for the award. This statement will be effective for the Company beginning after June 15, 2005. The Company is in the process of evaluating the potential impact of this new standard.
          In November 2004, SFAS No. 151, Accounting for Inventory Costs, was issued. Statement 151 requires allocation of fixed production overheads to inventories based on the normal capacity of the production facilities. Unallocated overhead must be recognized as an expense in the period incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management believes adoption of this statement will have no material impact on the Company’s financial position or results of operations.

(2)	Notes Payable and Long-Term Obligations
          The Company has an unsecured master loan agreement with a bank that provides for both a revolving line of credit in an aggregate principal amount of $57.5 million bearing an interest rate of LIBOR (2.52% at January 31, 2005) plus 0.75% per annum and a long-term revolver that provides an aggregate principal amount of $20.0 million bearing an interest rate of LIBOR plus 0.8% per annum. The long-term revolving agreement expires on November 10, 2008. The master loan agreement governing these credit facilities expires on January 15, 2007, and subjects the Company to financial and other covenants and contains customary events of default. As of January 31, 2005 the Company had an aggregate principal amount outstanding of $25.8 million on the revolving line of credit and no borrowings on the long-term revolver.
          As of January 31, 2005, the Company had a credit agreement with a bank that provides for an unsecured revolving line of credit in an aggregate principal amount of $32.5 million and a $2.0 million letter of credit facility. The revolving line of credit expires on January 15, 2007 and bears interest at a rate of LIBOR plus 0.65% per annum. The credit agreement governing these notes subjects the Company to financial and other covenants and contains customary events of default. As of January 31, 2005 the Company had an aggregate principal amount outstanding of $31.0 million on the revolving line of credit.
          As of July 31, 2004 and January 31, 2005 the Company had $20.0 million of senior notes outstanding ($30.0 million at July 31, 2003) with two institutional investors. The Company is required to make annual principal repayments on these notes in the amount of $4.0 million starting December 2009. The notes mature in December 2013 and bear interest at a rate of 7.35%. The Company, and its subsidiaries, are subject to certain affirmative and negative covenants outlined in the senior note agreement. Payments to members are subordinated to any payments due on the senior notes.
          The Company has a wholly-owned subsidiary, Diamond Walnut Capital Trust, that was capitalized with $464 in exchange for 100% of the common securities of the Trust. Additionally, the Trust issued $15,000 in Cumulative Recourse Offered Preferred Securities (“Cumulative Securities”) at 7.2% cumulative preferred dividend rate to an institutional investor. The Trust also issued a $15,464 subordinated loan (“Loan”) to the Company at the rate of interest and upon terms equivalent to that of the Cumulative Securities. The Cumulative Securities and Loan are scheduled to mature beginning in August 2009. The payment of dividends, redemption, late charges and liquidation preference of the Trust is guaranteed by the Company.
          The Loan is subordinated to all other borrowings of the Company, including member notes. The Loan has certain covenants which restrict consolidation, merger and sale of assets and limitations on debt

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and member notes. In addition, the Company’s bylaws provide that the Company will not make payments to members for product delivered if such payments would cause the Company to fail to make timely payments on any promissory note. In addition, the subordinated loan agreement requires that member notes be limited to no more than $15.0 million and includes an event for default for changes in control.
          As of July 31, 2003 and 2004 and January 31, 2005, the Company was in compliance with all applicable covenants of its credit facilities.

(3)	Property, Plant and Equipment
          Property, plant and equipment consisted of the following:

	July 31,
			January 31,
	2003	2004	2005

			(Unaudited)
Land and improvements	$1,967	$1,967	$1,967
Buildings	18,171	18,467	19,356
Machinery, equipment and software	66,017	71,079	71,486
Construction in progress	2,061	1,516	2,540

	88,216	93,029	95,349
Less accumulated depreciation	(66,695)	(71,574)	(72,191)

Property, plant and equipment — net	$21,521	$21,455	$23,158

(4)	Income Taxes
          The income tax provision consisted of the following:

				Six Months Ended
	Year Ended July 31,			January 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Current
Federal	$1,375	$1,239	$(107)	$1,643	$(697)
State	305	351	(38)	520	(268)
Deferred	(284)	(64)	102	(311)	(533)

Total	$1,396	$1,526	$(43)	$1,852	$(1,498)

A reconciliation of the statutory federal income tax rate of 34% to Diamond Growers’ effective tax rate was as follows:

				Six Months Ended
	Year Ended July 31,			January 31,

	2002	2003	2004	2004	2005

				(Unaudited)
Federal tax computed at the statutory rate	$57,204	$53,359	$60,360	$60,885	$63,970
Benefit for payments to members	(56,063)	(52,217)	(60,329)	(59,496)	(65,093)
State taxes, net of federal benefit	253	338	(76)	463	(375)
Other items, net	2	46	2	—	—

Provision (benefit) for income taxes	$1,396	$1,526	$(43)	$1,852	$(1,498)

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          The tax-effected components of deferred tax assets and liabilities consisted of the following:

	July 31,
			January 31,
	2003	2004	2005

			(Unaudited)
Deferred tax assets:
Inventory	$197	$193	$329
Accruals	519	672	1,082
Retirement benefits	782	881	943
Other items	181	109	109

Gross deferred tax assets	1,679	1,855	2,463
Valuation allowance	—	(264)	(345)

	1,679	1,591	2,118
Deferred tax liabilities:
Basis difference in fixed assets	(311)	(325)	(319)

Net deferred tax assets	$1,368	$1,266	$1,799

(5)	Commitments and Contingencies
          Diamond Growers is subject to various legal proceedings and claims and has accrued liabilities where deemed appropriate. In the opinion of management, the ultimate outcome of these actions will not materially affect the financial position, results of operations or cash flows of Diamond Growers. At January 31, 2005, the Company had commitments of $3,100 to purchase new equipment.
          Operating lease expenses for the years ended July 31, 2002, 2003 and 2004 were $540, $515 and $745, respectively. Operating lease expenses for the six months ended January 31, 2004 and 2005 were $280 and $369, respectively.
          At July 31, 2004, future minimum payments under non-cancelable operating leases (primarily real property) were as follows:

2005	$500
2006	400
2007	300
2008	300
2009	300
Thereafter	300

Total	$2,100

(6)	Segment Disclosures
          The Company operates in a single segment: the processing, marketing and distributing of culinary, snack, in-shell and ingredient nuts and nut products. The geographic presentation of net sales is based on destination of the sale. The “Europe” category consists primarily of Germany, Spain, Italy, Netherlands

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and the U.K. The “Other” category consist primarily of Japan, Canada, Korea, Israel and Australia. The geographic distributions of the Company’s net sales are as follows:

	2002	2003	2004

United States	$202,342	$220,877	$249,494
Europe	44,164	46,977	56,462
Other	35,652	40,596	53,727

Total	$282,158	$308,450	$359,683

          All long-lived assets are located in the United States. Sales to the largest customer accounted for approximately 12.7%, 14.9% and 16.5% of net sales for the years ended July 31, 2002, 2003 and 2004. Sales to the largest customer accounted for approximately 16.8% and 17.1% of net sales for the six months ended January 31, 2004 and 2005.

(7)	Valuation Reserves and Qualifying Accounts

		Amount
	Beginning	Charged	Charged to
Allowance for Doubtful Accounts	of Period	to Expense	Reserve	End of Period

Year ended July 31, 2002	$13	$127	$—	$140
Year ended July 31, 2003	140	875	(239)	776
Year ended July 31, 2004	776	200	(93)	883
Six months ended January 31, 2005 (unaudited)	883	—	(110)	773

Deferred Tax Asset Valuation Allowance

Year ended July 31, 2002	—	—	—	—
Year ended July 31, 2003	—	—	—	—
Year ended July 31, 2004	—	$264	—	$264
Six months ended January 31, 2005 (unaudited)	$264	81	—	345

(8)	Retirement Plans
          Diamond Growers provides retiree medical benefits and sponsors three defined benefit pension plans — a qualified plan covering all salaried employees, a qualified plan covering all regular hourly employees, and a nonqualified plan for certain salaried employees. The amounts shown for pension benefits are combined amounts for all three plans. Diamond Growers uses an August 1 measurement date for its plans. Plan assets are held in trust and primarily include mutual funds and money market accounts. In 2003, Diamond Growers amended its salaried plan regarding normal retirement age, the nature of the annuity benefit and certain other provisions. The plan amendments, which were effective August 1, 2003, were recognized in benefit obligations on July 31, 2003, and decreased pension cost by approximately $4,000. Any employee who joined the Company following January 1, 1999 is not entitled to retiree medical benefits.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Obligations and Funded Status at July 31:

	Pension Benefits		Other Benefits

Change in benefit obligation:	2003	2004	2003	2004

Benefit obligation at beginning of year	$25,704	$26,738	$8,757	$9,502
Service cost	1,837	1,688	268	300
Interest cost	1,701	1,720	598	603
Plan participants’ contributions	—	—	154	130
Plan amendments	(4,044)	—	—	—
Actuarial loss	3,298	2,244	278	94
Benefits paid	(1,758)	(1,973)	(553)	(591)

Benefit obligation at end of year	$26,738	$30,417	$9,502	$10,038

	Pension Benefits		Other Benefits

Change in plan assets:	2003	2004	2003	2004

Fair value of plan assets at beginning of year	$21,207	$26,325	$—	$—
Actual return on plan assets	2,227	3,049	—	—
Employer contributions	4,649	1,698	399	461
Plan participants’ contributions	—	—	154	130
Benefits paid	(1,758)	(1,973)	(553)	(591)

Fair value of plan at end of year	$26,325	$29,099	$—	$—

Funded status (under funded)	$(413)	$(1,318)	$(9,502)	$(10,038)
Unrecognized actuarial loss	10,884	11,762	1,056	1,102
Unrecognized prior service cost (benefit)	(3,855)	(3,568)	—	—

Net amount recognized	$6,616	$6,876	$(8,446)	$(8,936)

          Assets (liabilities) recognized in the consolidated balance sheets at July 31 consisted of:

	Pension Benefits		Other Benefits

	2003	2004	2003	2004

Prepaid benefit cost	$7,434	$7,912	$—	$—
Accrued benefit liability	(818)	(1,036)	(8,446)	(8,936)

Net amount recognized	$6,616	$6,876	$(8,446)	$(8,936)

          The accumulated benefit obligation for all defined benefit pension plans was $24,334 and $27,568 at July 31, 2003 and 2004, respectively.
          Information for pension plans with an accumulated benefit obligation in excess of plan assets at July 31:

	2003	2004

Projected benefit obligation	$1,136	$1,429
Accumulated benefit obligation	514	764

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Components of net periodic benefit cost for the year ended July 31 were as follows:

	Pension Benefits			Other Benefits

	2002	2003	2004	2002	2003	2004

Service cost	$1,771	$1,837	$1,688	$265	$268	$300
Interest cost	1,662	1,701	1,720	509	598	603
Expected return of plan assets	(1,532)	(1,791)	(2,190)	—	—	—
Amortization of prior service cost (gain)	(3)	21	(287)	—	—	—
Amortization of net loss (gain)	360	259	507	(76)	9	48

Net periodic benefit cost	$2,258	$2,027	$1,438	$698	$875	$951

          Components of net periodic benefit cost for the six months ended January 31 were as follows (unaudited):

	Pension Benefits		Other Benefits

	2004	2005	2004	2005

Service cost	$910	$927	$150	$136
Interest cost	848	876	302	294
Estimated return on plan asset	(1,099)	(1,142)	—	—
Amortization of prior service cost (gain)	(137)	(143)	—	—
Amortization of net loss	229	308	24	18

Net periodic benefit cost	$751	$826	$476	$448

          For calculation of retiree medical benefit cost, prior service cost is amortized on a straight-line basis over the average remaining years of service to full eligibility for benefits for active plan participants. For calculation of net periodic pension cost, prior service cost is amortized on a straight-line basis over the average remaining years of service of the active plan participants.

Assumptions
          Weighted-average assumptions used to determine benefit obligations at July 31 were as follows:

	Pension Benefits			Other Benefits

	2002	2003	2004	2002	2003	2004

Discount rate	7.00%	6.50%	6.00%	7.00%	6.50%	6.00%
Rate of compensation increase	5.50	5.50	5.50	N/A	N/A	N/A
          Weighted-average assumptions used to determine net periodic benefit cost for the years ended July 31 were as follows:

	Pension Benefits			Other Benefits

	2002	2003	2004	2002	2003	2004

Discount rate	7.00%	7.00%	6.50%	7.00%	7.00%	6.50%
Expected long-term return on plan assets	8.00	8.00	8.00	N/A	N/A	N/A
Rate of compensation increase	5.50	5.50	5.50	N/A	N/A	N/A
          For measurement purposes, a level 5% annual rate of increase in the per capita cost of covered dental benefits was assumed for all future years. For medical coverages, the initial increase rate (for fiscal 2005) was assumed to be 9%. Over a 9-year period, the rate decreases to 5%. Retirees and their

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
beneficiaries contribute toward the cost of their medical and dental benefits. These contributions were assumed to increase at the same rates assumed for medical benefit increases.
          The expected long-term rate of return on plan assets is established after consultation with advisors based on the established allocation.
          For measurement purposes at each of July 31, 2002, 2003 and 2004, a level 5% annual rate of increase in the per capita cost of covered dental care benefits was assumed for all future years. Increase rates for the medical plan were assumed as follows:

	2002	2003	2004

Health care cost trend rate assumed for next year (2003, 2004 and 2005, respectively)	10.0%	9.5%	9.0%
Rate to which the cost trend rate assumed to decline (the ultimate trend rate)	5.0	5.0	5.0
Year the rate reaches ultimate trend rate	2013	2013	2013
          Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates (medical and vision) would have the following effects:

	1-Percentage	1-Percentage
	Point Increase	Point Decrease

Effect on total of service and interest cost	$150	$(122)
Effect on postretirement benefit obligation	1,403	(1,159)

Plan Assets
          The Company’s pension plan weighted-average asset allocations at July 31 were as follows:

	2002	2003	2004

Asset category:
Equity securities	71.6%	74.4%	74.7%
Debt securities	28.4%	25.6%	25.3%

Total	100.0%	100.0%	100.0%

          The investment objectives for the Diamond Growers plans are to maximize total returns within reasonable and prudent levels of risk. The plan asset allocations are a key element in achieving the expected investment returns on plan assets. The asset allocation strategy targets an allocation of 70% for equity securities and 30% for debt securities with adequate liquidity to meet expected cash flow needs. Actual asset allocation may fluctuate within acceptable ranges due to market value variability. If fluctuations cause an asset class to fall outside its strategic asset allocation range, the portfolio will be rebalanced as appropriate.

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash Flows
          The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the year ended July 31:

	Pension	Other
	Benefits	Benefits

2005	$1,907	$452
2006	1,835	481
2007	1,787	510
2008	2,219	524
2009	2,281	578
2010-2014	13,072	3,366
          The Company also recognized defined contribution plan expenses of $249, $239 and $324 for the years ending July 31, 2002, 2003 and 2004, respectively, and $119 and $166 for the six months ended January 31, 2004 and 2005, respectively.

(9)	Quarterly Financial Information (unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Year ended July 31, 2004
Net sales and other revenues	$142,236	$90,832	$56,653	$69,962
Proceeds before operating expenses	189,962	16,123	9,873	7,835
Operating expenses	11,351	15,114	10,786	8,994
Net proceeds (loss)	176,630	1,137	627	(803)
Year ended July 31, 2003
Net sales and other revenues	$131,872	$84,124	$42,304	$50,150
Proceeds before operating expenses	167,200	10,081	9,215	8,664
Operating expenses	11,766	12,512	6,856	7,829
Net proceeds (loss)	153,903	(3,005)	2,700	1,073

(10)	Subsequent Events (unaudited)
          On March 22, 2005, the board of directors of Diamond Growers unanimously approved a plan of conversion, pursuant to which Diamond Growers will convert from a California agricultural cooperative association to a Delaware corporation by merging with and into its wholly owned subsidiary, Diamond Foods, Inc. (“Diamond Foods”). The conversion requires the approval of holders of a majority of the Diamond Growers voting interests. Also at this meeting, the board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Diamond Foods common stock. Diamond Growers will not complete the conversion if it does not complete the offering.
          In March 2005, Diamond Foods’ board of directors adopted the 2005 Equity Incentive Plan. At the discretion of the compensation and nominating committees which administers this plan, the plan provides for employees and non-employee directors to be granted awards in the form of stock options, stock appreciation rights, performance awards, restricted stock, or other stock based awards. Awards under the plan may be granted singly, in combination or in tandem. The board of directors has approved the grant of options and restricted stock upon the closing of the offering. Total grants are expected to have a

DIAMOND WALNUT GROWERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
fair value at the date of grant of approximately $14,000. The options and restricted stock will vest over a three-year period, and we will recognize the fair value of the grants as compensation expense in our statement of operations over this period.
          In March 2005, Diamond Foods’ board of directors adopted the Diamond Foods 2005 Employee Stock Purchase Plan.
          The unsecured master loan agreement was renewed on March 1, 2005 and will expire on January 15, 2007.

Annex A
AGREEMENT AND PLAN OF CONVERSION
          THIS AGREEMENT AND PLAN OF CONVERSION (this “Agreement”) is made and entered into as of , 2005, by and among DIAMOND FOODS, INC. (“Diamond Foods”), a Delaware corporation, and DIAMOND WALNUT GROWERS, INC., a California cooperative marketing association (“Diamond Growers”).
RECITALS
          A. Diamond Foods is a corporation duly organized and existing under the Delaware General Corporation Law (“DGCL”) and is a wholly owned subsidiary of Diamond Growers. Diamond Growers is a cooperative marketing association organized and existing under the California Food & Agricultural Code and the California General Corporation Law (“CGCL”).
          B. The respective boards of directors of Diamond Foods and Diamond Growers have determined that it is advisable and in the best interests of Diamond Foods, Diamond Growers and their respective stockholders and members (within the meaning of the Diamond Growers bylaws) (“Members”) for Diamond Growers to convert from a cooperative marketing association to a corporation organized under the DGCL.
          C. The board of directors of Diamond Growers has determined that it is fair to, advisable and in the best interests of Diamond Growers to effect such conversion through a transaction in which Diamond Growers will merge with and into Diamond Foods upon the terms and subject to the conditions of this Agreement (“Merger”).
          D. The respective boards of directors of Diamond Foods and Diamond Growers have been duly advised of the terms and conditions of the Merger and by resolutions duly adopted, have authorized, approved and adopted the Merger and this Agreement.
          E. This Agreement will be submitted for the approval of the Members of Diamond Growers at a special meeting to be called by the Board of Directors of Diamond Growers (“Special Meeting”). The sole stockholder of Diamond Foods will approve and adopt this Agreement by written consent in lieu of a meeting.
          F. The Parties intend for the Merger to qualify as a tax-free “reorganization” under Section 368(a)(1)(F) of the Internal Revenue Code.
          Certain capitalized terms used in this Agreement are defined in Article I of this Agreement.
          NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the Parties agree as follows:
ARTICLE I
Terms of the Merger
          1.1 Definitions.
          (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Cash Conversion Request Maximum Amount” means an amount of cash up to but not exceeding the amount equal to: (x) (A) that number of shares of Diamond Foods Common Stock sold in the Initial Public Offering (not including any shares sold by Diamond Foods pursuant to the Overallotment Option), less (B) 4,000,000 shares, multiplied by (y) the Initial Public Offering Price less applicable underwriting discounts and commissions, less (z) any cash paid to Members who properly assert their dissenters’ rights under California law, all as finally determined by the Board of Directors of Diamond Foods prior to the Effective Time.

“Conversion Request Form” means a form distributed by the Parties to the Members, pursuant to which each Member indicates the amount of cash, if any, instead of shares of Diamond Foods Common Stock that such Member wishes to receive after the Merger, subject to an aggregate maximum amount for all members equal to the Cash Conversion Request Maximum Amount.

“Diamond Foods Common Stock” means the common stock, par value $0.001 per share, of Diamond Foods, together with any associated stockholder protection rights.

“Exchange Agent” means EquiServe Trust Company, N.A., or such other person appointed by Diamond Foods to act as Exchange Agent in connection with the Merger.

“Initial Public Offering” means the initial public offering of Diamond Foods Common Stock pursuant to a firm commitment underwriting registered under the Securities Act.

“Initial Public Offering Price” means the price per share of Diamond Foods Common Stock sold to investors in the Initial Public Offering.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Overallotment Option” means the option, granted by Diamond Foods to the underwriters in the Initial Public Offering, to acquire additional shares to cover overallotments.

“Party” means any of Diamond Foods and Diamond Growers and “Parties” means both Diamond Foods and Diamond Growers.

“Property Interest” means the proportional ownership interest in Diamond Growers attributable to a Member, calculated by Diamond Growers pursuant to Section 2.11 of Diamond Growers’ bylaws. Such calculations by Diamond Growers shall be final and conclusive and binding on the Members.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          (b) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”
          1.2 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (defined in Section 1.3 of this Agreement), Diamond Growers shall be merged with and into Diamond Foods in accordance with the provisions of Section 1108 of the CGCL and Section 258 of the DGCL and with the effect provided in Section 1107 of the CGCL and Section 259 of the DGCL. Diamond Foods shall be the Surviving Corporation resulting from the Merger (“Surviving Corporation”), shall have the name “Diamond Foods, Inc.” and shall continue to be governed by the DGCL. The approval and adoption of this Agreement and the Merger shall constitute the approval and adoption of an amendment to the Articles of Incorporation of Diamond Growers, if applicable, to the effect that such Articles of Incorporation shall expressly permit the Merger and the other transactions contemplated by this Agreement on the terms contained herein, and that such Merger will not constitute a dissolution or liquidation under the terms of the Articles of Incorporation.
          1.3 Effective Time. The Merger shall become effective on the date and at the time the Certificate of Merger (“Certificate of Merger”) reflecting the Merger shall become effective with the Secretaries of State of the States of Delaware and California (“Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur immediately following or concurrent with the satisfaction or waiver of each of the conditions set forth in Article 6 of this Agreement.

ARTICLE II
Terms of Merger
          2.1 Certificate of Incorporation. The Amended and Restated Certificate of Incorporation of Diamond Foods attached as Exhibit 1 to this Agreement shall be the Certificate of Incorporation of the Surviving Corporation upon the effectiveness of the registration statement under the Securities Act relating to the Initial Public Offering, until duly amended.
          2.2 Bylaws. The Amended and Restated Bylaws of Diamond Foods attached as Exhibit 2 to this Agreement shall be the Bylaws of the Surviving Corporation upon the effectiveness of the registration statement under the Securities Act relating to the Initial Public Offering, until duly amended.
          2.3 Directors and Officers. The Board of Directors of the Surviving Corporation upon the effectiveness of the registration statement under the Securities Act relating to the Initial Public Offering shall consist initially of nine (9) members, of whom three (3) shall be selected from the current directors of Diamond Growers by Diamond Growers, one (1) shall be Michael J. Mendes, the president and chief executive officer of Diamond Growers, and five (5) shall be independent directors as defined under the rules of The NASDAQ Stock Market. Such initial directors shall serve as the directors of the Surviving Corporation in accordance with the Bylaws of the Surviving Corporation. The officers of Diamond Growers in office immediately prior to effectiveness of the registration statement under the Securities Act relating to the Initial Public Offering, together with such additional persons as may thereafter be appointed, shall serve as the officers of the Surviving Corporation in accordance with the Bylaws of the Surviving Corporation.
ARTICLE III
Manner of Converting Equity
          3.1 Conversion of Property Interests. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any additional action on the part of Diamond Foods or Diamond Growers or the stockholders or Members, the equity of the constituent corporations shall be converted as follows:

(a) The Property Interest of each Member shall be converted into the right to receive merger consideration (“Merger Consideration”) consisting of:

(i) that number of shares of Diamond Foods Common Stock that is equal to

(A) the product of (x) the proportion that such Member’s Property Interest represents relative to the Property Interests of all Members multiplied by (y) 8,060,207 shares, less

(B) that number of shares with respect to which such Member received cash after the Merger pursuant to such Member’s Cash Conversion Request and Article III of this Agreement, plus

(ii) that amount of cash paid to such Member pursuant to Sections 3.2 and 3.3 of this Agreement;
having in the aggregate a value equal to the value of such Member’s Property Interest.

(b) If a Member has not submitted a completed Conversion Request Form as of the Special Meeting, such Member’s entire Property Interest will be converted into shares of Diamond Foods Common Stock, and no cash.

(c) All Property Interests of Diamond Growers issued and outstanding immediately prior to the Effective Time shall be cancelled.

(d) Each share of Diamond Foods Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled.
          3.2 Fractional Shares. Notwithstanding any other provision of this Agreement, each Member who would be entitled to receive a fraction of a share of Diamond Foods Common Stock pursuant to Section 3.1 shall instead receive cash (without interest) in an amount equal to such fractional part of a share of Diamond Foods Common Stock multiplied by the Initial Public Offering Price less applicable underwriting discounts.
          3.3 Cash Conversion Requests.
          (a) Diamond Growers will provide Members with Conversion Request Forms prior to the Special Meeting. Members wishing to receive cash after the Merger instead of some or all of the shares of Diamond Foods Common Stock to which they are entitled will be required to complete and execute a Conversion Request Form and the amount of cash so requested will be deemed a “Cash Conversion Request.” Subject to the terms and conditions of this Agreement, following the Effective Time, and after determination of any dissenters’ rights under California law, Diamond Foods will issue cash (up to the Cash Conversion Request Maximum Amount) to Members from whom Conversion Request Forms have been received and not withdrawn.
          (b) To the extent Members elect to receive cash following the Merger (subject to the Cash Conversion Request Maximum Amount), such Members will be treated as receiving shares of Diamond Foods Common Stock for their Property Interests at the Effective Time by virtue of the Merger and then following the Effective Time such shares will be treated as redeemed by Diamond Foods for cash representing such Members’ cash requests as stated in the Conversion Request Forms.
          (c) If the aggregate amount of all Cash Conversion Requests exceeds the Cash Conversion Request Maximum Amount, the amounts of cash paid to Members pursuant to Cash Conversion Requests shall be determined as follows:

First, for each Member submitting a Cash Conversion Request, the Member will be entitled to an amount of cash up to the Cash Conversion Request Maximum Amount divided by the total number of Members at the record date for the Special Meeting, but not more than the amount specified in such Member’s Cash Conversion Request; and

Second, for each Member submitting a Cash Conversion Request that has not been paid in full, the Member will be entitled to an amount of cash equal to (x) the remaining amount of such member’s respective Cash Conversion Request divided by (y) the aggregate remaining amount of all such Cash Conversion Requests, multiplied by v(z) the remaining Cash Conversion Request Maximum Amount, if any.
          (d) A Conversion Request Form may be submitted, revoked or changed prior to the date of the Special Meeting, but not after the Special Meeting. Subject to the terms of this Agreement, the Exchange Agent and Diamond Growers shall have the discretion to determine whether any request, revocation or change has been properly or timely made and to disregard any immaterial defect on a Conversion Request Form, and any good faith decision of the Exchange Agent or Diamond Growers regarding such matters shall be binding and conclusive.
          (e) Diamond Foods shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Section 3.3 to any Member such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or any provision of state, local or foreign tax law. To the extent that any amounts are so withheld by Diamond Foods, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Member in respect of which such deduction and withholding was made by Diamond Foods.

ARTICLE IV
Issuance of Shares; Transfer Restrictions
          4.1 Procedures. As promptly as practicable after the Effective Time, the Exchange Agent shall issue to each Member, in book-entry form as uncertificated shares, the number of shares of Diamond Foods Common Stock to which such Member is entitled. The Exchange Agent shall deliver to each Member as soon as reasonably practicable (i) a notice setting forth the number of shares of Diamond Foods Common Stock issued to such Member pursuant to this Agreement and (ii) any cash to which such Member is entitled.
          4.2 General.
          (a) Except as provided in this Article IV, no Member may, for a period of three hundred sixty (360) days after the Effective Time, offer, pledge, sell, or contract to sell, or sell any option or contract to purchase, or purchase any option or contract to sell, or grant any option, right or warrant for the sale of, or lend or otherwise dispose of or transfer any shares of, Diamond Foods Common Stock received pursuant to this Agreement, or enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequences of ownership of Diamond Foods Common Stock received pursuant to this Agreement, whether any such swap or transaction is to be settled by delivery of shares of Diamond Foods Common Stock or other securities, in cash or otherwise (each, a “Transfer”).
          (b) Permitted Transfers. Section 4.2(a) of this Agreement shall not apply to the following Transfers:

(i) Beginning two hundred seventy (270) days after the Effective Time, any Transfer of up to (A) fifty percent (50%) of the shares of Diamond Foods Common Stock received by any Member pursuant to this Agreement minus (B) any shares of Diamond Foods Common Stock that were Transferred by such Member pursuant to Section 4.3;

(ii) any bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth in this Section 4.2;

(iii) any Transfer to any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor or to any corporation, limited or general partnership, or limited liability company, the equity interests of which are owned entirely by the transferor or the immediate family of the transferor, provided that the trustee of the trust, or such corporation, limited or general partnership or limited liability company, agrees in writing that the trust is bound by the restrictions set forth in this Section 4.2, and provided further that any such transfer shall not involve a disposition for value (for purposes of this section, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(iv) any Transfer that occurs by operation of law; or

(v) any Transfer made with the prior written consent of the managing underwriter for the Initial Public Offering.
          4.3 Underwritten Sale.
          (a) Beginning one hundred eighty one (181) days after the Effective Time, Section 4.2(a) of this Agreement shall not apply to a Transfer of shares of Diamond Foods Common Stock received by any Member pursuant to this Agreement that are offered and sold as part of an underwritten registered public offering of Diamond Foods Common Stock that is organized by Diamond Foods (a “Secondary Offering”).
          (b) Diamond Foods shall give reasonable written notice to each Member at the current address appearing for each Member on the books and records of Diamond Foods of Diamond Foods’ intention to undertake a Secondary Offering. Each Member who desires to include shares of Diamond Foods Common Stock in such Secondary Offering shall give notice to Diamond Foods, prior to fifteen (15) days after the date such notice is mailed or otherwise delivered by Diamond Foods, of the Member’s desire to include shares of Diamond Foods Common Stock. The participation of any Member in a Secondary Offering may be conditioned upon the execution by such Member of all agreements, documents and instruments, including a custody agreement, an irrevocable power of attorney, a lock-up agreement or an underwriting agreement in customary form, necessary to effect such Secondary Offering.
          4.4 Restrictive Legend.
          (a) Each certificate representing shares of Diamond Foods Common Stock issued pursuant to this Agreement shall bear the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN AN AGREEMENT AND PLAN OF CONVERSION, DATED AS OF , 2005, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.
          (b) In the case of shares of Diamond Foods Common Stock issued pursuant to this Agreement that are uncertificated, Diamond Foods shall direct any transfer agent for Diamond Foods Common Stock to make a book-entry notation reflecting that such shares of Diamond Foods Common Stock are subject to the restrictions on transfer contained in this Agreement.
ARTICLE V
Conditions to the Merger
          5.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform under this Agreement and consummate the transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 6.2:

(a) Member Approval. Members holding a majority of all of the voting interests of Diamond Growers (as calculated pursuant to Section 3.01 of the Diamond Growers bylaws and Article 8 of the Diamond Growers articles of incorporation) shall have voted to approve and adopt this Agreement.

(b) Initial Public Offering. Diamond Foods shall have completed the Initial Public Offering.

(c) Regulatory Approvals. The Secretaries of State of the States of Delaware and California shall each have accepted the filing of the Certificate of Merger.

(d) Registration Statement. The registration statement of Diamond Foods filed under the Securities Act with respect to the offer, sale and issuance of Diamond Foods Common Stock in the Merger shall have become effective and shall not be the subject of any stop order suspending its effectiveness or to any proceeding seeking such an order.

(e) Legal Proceedings. No court or governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts in any material respect or makes illegal consummation of the transactions contemplated by this Agreement.
ARTICLE VI
Miscellaneous
          6.1 Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied is intended to confer upon any person, other than the

Parties, or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
          6.2 Amendments; Waiver. At any time, Diamond Growers and Diamond Foods may, to the extent not prohibited by the California Food & Agricultural Code, the CGCL and the DGCL, by written agreement, amend, modify, supplement or waive any provision of this Agreement.
          6.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by a Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party.
          6.4 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Diamond Growers/ Diamond Foods:

Diamond Walnut Growers, Inc.
1050 South Diamond Street
Stockton, CA 95205-7087
Facsimile Number: (209) 467-6714

Attention: President & Chief Executive Officer
          In each case with a copy to:

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
Facsimile Number: (650) 938-5200

Attention: Horace L. Nash
          6.5 Governing Law. The Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Delaware.
          6.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile.
          6.7 Captions; Articles and Sections. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.
          6.8 Abandonment. At any time before the Effective Time, this Agreement may be terminated and the Merger may be abandoned by the Board of Directors of Diamond Foods or Diamond Growers.
          6.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
Remainder of page intentionally left blank.

          IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

DIAMOND FOODS, INC.

By:

President and Chief Executive Officer

DIAMOND WALNUT GROWERS, INC.

By:

President and Chief Executive Officer

Annex B
CALIFORNIA GENERAL CORPORATION LAW
CHAPTER 13. DISSENTERS’ RIGHTS
          § 1300.     Shareholder in short-form merger; Purchase at fair market value; “Dissenting shares”; “Dissenting shareholder.”
          (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.
          (b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the Nasdaq Stock Market and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) or paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement in accordance with Section 1302.
          (c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.
          § 1301.     Notice to holder of dissenting shares of reorganization approval; Demand for purchase of shares; Contents of demand.
          (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.
          (b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.
          (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.
          § 1302.     Stamping or endorsing dissenting shares. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.
          § 1303.     Dissenting shareholder entitled to agreed price with interest thereon; When price to be paid.
          (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.
          (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.
          § 1304.     Action by dissenters to determine whether shares are dissenting shares or fair market value of dissenting shares or both; Joinder of shareholders; Consolidation of actions; Determination of issues; Appointment of appraisers.
          (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision

(i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.
          (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.
          (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.
          Our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breach of fiduciary duty as directors, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.
          These provisions are permitted under Delaware law.
          Our amended and restated bylaws provide that:

•	we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	we may indemnify our other employees and agents as permitted by Delaware law;

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.
          These provisions are permitted under Delaware law.
          Prior to the completion of this offering, we intend to enter into standard indemnification agreements with each of our current directors and executive officers to provide additional contractual assurances regarding the scope of the indemnification provided for in our restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought.

Item 21.	Exhibits.
Exhibits and Financial Statement Schedules
          (a)     The following exhibits are filed as part of this Registration Statement:

Number		Exhibit Title

2	.01*	Form of Agreement and Plan of Conversion.
3	.01*	Registrant’s Certificate of Incorporation, as amended.
3	.02*	Registrant’s Amended and Restated Certificate of Incorporation (to be filed immediately after the closing of the initial public offering).
3	.03*	Registrant’s Bylaws.
3	.04*	Registrant’s Restated Bylaws (to become effective immediately after the closing of the initial public offering).

Number		Exhibit Title

5.01		Opinion of Fenwick & West LLP regarding legality of securities being registered.
8.01		Form of Opinion of Fenwick & West LLP regarding tax matters.
10	.01*	Form of Indemnity Agreement between Registrant and each of its directors and executive officers.
10	.02*	2005 Equity Incentive Plan and forms of stock option agreement, stock option exercise agreement and restricted stock purchase agreement.
10	.03*	2005 Employee Stock Purchase Plan and form of subscription agreement.
10	.04*	Diamond Walnut Growers, Inc. 401(k) Plan.
10	.05*	Diamond Walnut Growers, Inc. Management Performance Incentive Program.
10	.06*	Diamond of California Long-Term Incentive Program.
10	.07*	Diamond of California Michael J. Mendes Long Term Incentive Compensation Program, as amended.
10	.08*	Diamond Walnut Growers, Inc. Retirement Restoration Plan.
10	.09*	Diamond of California Management Pension Plan.
10	.10*	Diamond Walnut Growers, Inc. Pension Plan, as restated.
10	.11*	Employment Agreement, dated March 25, 1997, between Registrant and Michael J. Mendes.
10	.12*	Description of Compensation Arrangement for Gary K. Ford.
10	.13*	Offer Letter, dated, October 11, 2004, for Seth Halio.
10	.14*	Description of Compensation Arrangement for Samuel J. Keiper.
10	.15*	Description of Director Compensation Arrangements.
10	.16*	Preferred Securities Purchase Agreement and accompanying agreements, dated August 20, 1998, between Registrant, DW Capital Trust I and The Prudential Insurance Company of America, as amended.
10	.17*	Note Purchase Agreement, dated July 17, 2001, between Registrant, Teachers Insurance and Annuity Association of America and Connecticut General Life Insurance Company, as amended.
10	.18*	Intercreditor Agreement, dated September 11, 2002, between Bank of the West and CoBank, ACB.
10	.19*	Master Loan Agreement, dated February 23, 2004, between Registrant and CoBank, ACB, as amended.
10	.20*	Credit Agreement, dated December 2, 2004, between Registrant and Bank of the West.
10.21		Form of Walnut Purchase Agreement.
10	.22*	Trademark Agreement, dated July 1, 2002, between Registrant and Blue Diamond Growers.
10	.23*	Rights Agreement, dated as of April 29, 2005, by and between Registrant and EquiServe Trust Company, N.A.
10	.24*	Second Amendment to Note Purchase Agreement, dated April 8, 2005, between Registrant, Teachers Insurance and Annuity Association of America and Pru & Co.
10	.25*	Consent of Bank of the West, dated March 17, 2005, relating to Credit Agreement, dated December 2, 2004.
10	.26*	Form of Change of Control and Retention Agreement between Registrant and each of its executive officers.
21	.01*	List of Subsidiaries of Registrant.
23.01		Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Deloitte & Touche LLP.
24	.01*	Power of Attorney. (See page II-5).
99	.01*	Consent of Dennis Mussell to be named in the disclosure statement/prospectus.
99	.02*	Consent of Steven M. Neil to be named in the disclosure statement/prospectus.
99	.03*	Consent of Glen C. Warren, Jr. to be named in the disclosure statement/prospectus.
99	.04*	Consent of Robert J. Zollars to be named in the disclosure statement/prospectus.

Number		Exhibit Title

99	.05*	Consent of Carl A. Cilker to be named in the disclosure statement/prospectus.
99	.06*	Consent of Jeffrey J. Colombini to be named in the disclosure statement/prospectus.
99	.07*	Consent of Robert L. Driver to be named in the disclosure statement/prospectus.
99	.08*	Consent of John J. Gilbert to be named in the disclosure statement/prospectus.
99	.09*	Consent of Gary E. Hester to be named in the disclosure statement/prospectus.
99	.10*	Consent of Robert M. Lea to be named in the disclosure statement/prospectus.
99	.11*	Consent of Jerry K. Moore to be named in the disclosure statement/prospectus.
99	.12*	Consent of Earl Perez to be appointed as director.
99	.13*	Consent of Michael M. Petz to be named in the disclosure statement/prospectus.
99	.14*	Consent of Joseph P. Silveira to be named in the disclosure statement/prospectus.
99	.15*	Consent of David E. Skinner to be named in the disclosure statement/prospectus.
99	.16*	Consent of William L. Tos, Jr. to be named in the disclosure statement/prospectus.
99	.17*	Consent of William C. Waggershauser to be named in the disclosure statement/prospectus.
99.18		Form of Proxy.
99	.19*	Form of Taxpayer Identification Form.
99	.20*	Form of Property Interest Report and Conversion Election Form.
99.21		Consent of Laurence M. Baer to be named in the disclosure statement/ prospectus.

  * Previously filed.
** To be filed by amendment.

Item 22.	Undertakings.
          The undersigned Registrant hereby undertakes:

(1) To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) That every prospectus: (i) that is filed pursuant to Paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
          Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stockton, State of California, on this 27th day of May, 2005.

DIAMOND FOODS, INC.

By:	/s/ Michael J. Mendes

Michael J. Mendes
President and Chief Executive Officer
          Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:

/s/ Michael J. Mendes Michael J. Mendes	President and Chief Executive Officer and director	May 27, 2005

Principal Financial Officer and Principal Accounting Officer:

/s/ Seth Halio Seth Halio	Chief Financial Officer, Executive Vice President and director	May 27, 2005

Additional Directors:

* Gary K. Ford Gary K. Ford	Chief Operating Officer, Executive Vice President and director	May 27, 2005

* /s/ Michael J. Mendes Michael J. Mendes Attorney-in-fact

EXHIBIT INDEX

Number		Exhibit Title

2	.01*	Form of Agreement and Plan of Conversion.
3	.01*	Registrant’s Certificate of Incorporation, as amended.
3	.02*	Registrant’s Amended and Restated Certificate of Incorporation (to be filed immediately after the closing of the initial public offering).
3	.03*	Registrant’s Bylaws.
3	.04*	Registrant’s Restated Bylaws (to become effective immediately after the closing of the initial public offering).
5.01		Opinion of Fenwick & West LLP regarding legality of securities being registered.
8.01		Form of Opinion of Fenwick & West LLP regarding tax matters.
10	.01*	Form of Indemnity Agreement between Registrant and each of its directors and executive officers.
10	.02*	2005 Equity Incentive Plan and forms of stock option agreement, stock option exercise agreement and restricted stock purchase agreement.
10	.03*	2005 Employee Stock Purchase Plan and form of subscription agreement.
10	.04*	Diamond Walnut Growers, Inc. 401(k) Plan.
10	.05*	Diamond Walnut Growers, Inc. Management Performance Incentive Program.
10	.06*	Diamond of California Long-Term Incentive Program.
10	.07*	Diamond of California Michael J. Mendes Long Term Incentive Compensation Program, as amended.
10	.08*	Diamond Walnut Growers, Inc. Retirement Restoration Plan.
10	.09*	Diamond of California Management Pension Plan.
10	.10*	Diamond Walnut Growers, Inc. Pension Plan, as restated.
10	.11*	Employment Agreement, dated March 25, 1997, between Registrant and Michael J. Mendes.
10	.12*	Description of Compensation Arrangement for Gary K. Ford.
10	.13*	Offer Letter, dated, October 11, 2004, for Seth Halio.
10	.14*	Description of Compensation Arrangement for Samuel J. Keiper.
10	.15*	Description of Director Compensation Arrangements.
10	.16*	Preferred Securities Purchase Agreement and accompanying agreements, dated August 20, 1998, between Registrant, DW Capital Trust I and The Prudential Insurance Company of America, as amended.
10	.17*	Note Purchase Agreement, dated July 17, 2001, between Registrant, Teachers Insurance and Annuity Association of America and Connecticut General Life Insurance Company, as amended.
10	.18*	Intercreditor Agreement, dated September 11, 2002, between Bank of the West and CoBank, ACB.
10	.19*	Master Loan Agreement, dated February 23, 2004, between Registrant and CoBank, ACB, as amended.
10	.20*	Credit Agreement, dated December 2, 2004, between Registrant and Bank of the West.
10.21		Form of Walnut Purchase Agreement.
10	.22*	Trademark Agreement, dated July 1, 2002, between Registrant and Blue Diamond Growers.
10	.23*	Rights Agreement, dated as of April 29, 2005, by and between Registrant and EquiServe Trust Company, N.A.
10	.24*	Second Amendment to Note Purchase Agreement, dated April 8, 2005, between Registrant, Teachers Insurance and Annuity Association of America and Pru & Co.
10	.25*	Consent of Bank of the West, dated March 17, 2005, relating to Credit Agreement, dated December 2, 2004.
10	.26*	Form of Change of Control and Retention Agreement between Registrant and each of its executive officers.
21	.01*	List of Subsidiaries of Registrant.

Number		Exhibit Title

23.01		Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Deloitte & Touche LLP.
24	.01*	Power of Attorney. (See page II-5)
99	.01*	Consent of Dennis Mussell to be named in the disclosure statement/prospectus.
99	.02*	Consent of Steven M. Neil to be named in the disclosure statement/prospectus.
99	.03*	Consent of Glen C. Warren, Jr. to be named in the disclosure statement/prospectus.
99	.04*	Consent of Robert J. Zollars to be named in the disclosure statement/prospectus.
99	.05*	Consent of Carl A. Cilker to be named in the disclosure statement/prospectus.
99	.06*	Consent of Jeffrey J. Colombini to be named in the disclosure statement/prospectus.
99	.07*	Consent of Robert L. Driver to be named in the disclosure statement/prospectus.
99	.08*	Consent of John J. Gilbert to be named in the disclosure statement/prospectus.
99	.09*	Consent of Gary E. Hester to be named in the disclosure statement/prospectus.
99	.10*	Consent of Robert M. Lea to be named in the disclosure statement/prospectus.
99	.11*	Consent of Jerry K. Moore to be named in the disclosure statement/prospectus.
99	.12*	Consent of Earl Perez to be appointed as director.
99	.13*	Consent of Michael M. Petz to be named in the disclosure statement/prospectus.
99	.14*	Consent of Joseph P. Silveira to be named in the disclosure statement/prospectus.
99	.15*	Consent of David E. Skinner to be named in the disclosure statement/prospectus.
99	.16*	Consent of William L. Tos, Jr. to be named in the disclosure statement/prospectus.
99	.17*	Consent of William C. Waggershauser to be named in the disclosure statement/prospectus.
99.18		Form of Proxy.
99	.19*	Form of Taxpayer Identification Form.
99	.20*	Form of Property Interest Report and Conversion Election Form.
99.21		Consent of Laurence M. Baer to be named in the disclosure statement/ prospectus.

*  Previously filed.
** To be filed by amendment.